As confidentially submitted to the U.S. Securities and Exchange Commission on January 20, 2023.

This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange
Commission, and all information herein remain strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADVEN INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Alberta, Canada	2860	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2320, 140 – 4th Avenue S.W.,

Calgary, Alberta,

Canada T2P 3N3

Telephone: (403) 875-2021

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Agent of service]
[Address]
+1-[phone number]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq. Anthony A. Patel, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street, 18th Floor New York, NY 10018 Tel: 212-658-0458 Fax: (646) 838-1314	Joseph Lucosky, Esq. Thomas D. Twedt, Esq. Lucosky Brookman LLP 101 Wood Avenue South Woodbridge, NJ 08830 Tel: (732) 395-4400 Fax: (732) 395-4401

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation (FAST) Act, we are omitting unaudited interim financial statements for certain interim periods in 2022. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 2023

PRELIMINARY PROSPECTUS

                  Common Shares

ADVEN INC.

This is the initial public offering of               common shares, no par value (each, a “Common Share,” collectively, “Common Shares”), of AdvEn Inc., an Alberta, Canada corporation.

We anticipate the initial public offering price per share of Common Shares will be between $           and $          . The public offering price of the Common Shares will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price per Common Share used throughout this prospectus may not be indicative of the actual public offering price for the Common Shares.

Currently, no public market exists for our Common Shares. We intend to apply for the listing of our Common Shares on The Nasdaq Capital Market, (“Nasdaq”), under the symbol “            .” This offering is conditioned upon the successful listing of our Common Shares on Nasdaq. If Nasdaq does not approve our listing application this initial public offering will be terminated.

We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Investing in our Common Shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page         of this prospectus for a discussion of information that should be considered before making a decision to purchase our Common Shares.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive additional compensation in addition to such discounts and commissions, as further set forth under “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are not taken. We have granted Spartan Capital Securities, LLC, the representative of the underwriters (the “Representative”) a 45-day option to purchase up to an additional 15% of Common Shares at the initial public offering price, less underwriting discounts, and commissions, to cover over-allotments, if any.

The underwriters expect to deliver the Common Shares against payment in U.S. dollars in New York, New York, on or about        ,  2023.

Sole Book Running Manager

Spartan Capital Securities, LLC

The date of this prospectus is           , 2023

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Please read this prospectus carefully. It describes our business, our financial condition, and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or in any related free writing prospectus.

We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Common Shares only in jurisdictions where offers and sales are permitted. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares. Our business, financial condition, results of operations, and prospects may have changed since the date of this prospectus.

For investors outside the United States: Neither we nor the underwriters have taken any action to permit a public offering of the Common Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Common Shares and the distribution of the prospectus or any filed free writing prospectus outside the United States.

We are incorporated under the laws of Canada and most of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

TRADEMARKS

This prospectus includes our trademarks which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks and trade names that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains industry, market and competitive position data from our own internal estimates and research as well as industry and general publications and research surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. In some cases, we do not expressly refer to the sources from which this data is derived. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor definitions have been verified by any independent source. All of the market and industry data used in this prospectus are inherently subject to uncertainties and involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

•	all references to “AdvEn,” “Nano Innovations Inc.,” the “Company,” the “registrant,” “we,” “our,” or “us” in this prospectus mean AdvEn Inc. an Alberta, Canada corporation, and its wholly owned subsidiary AdvEn Industries Inc.;

•	assumes an initial public offering price of our Common Shares of $ per share, the midpoint of the estimated range of $ to $ per share;

•	“year” or “fiscal year” means the year ending December 31;

•	all “$”, “dollars”, “CAD” “CDN$” or “C$” refers to the Canadian dollars, the Company’s functional currency;

•	all “U.S. dollars,” “USD” references, when used in this prospectus, refer to the United States dollars;

•	with respect to our financial statements, for the conversion of Canadian dollars to United States dollars, balance sheet items use spot rates on the balance sheet dates;

•	unless otherwise specifically stated, the information in this prospectus does not consider the possible purchase of additional Common Shares pursuant to the exercise of the underwriters’ over-allotment option; and

•	all references to the “Securities Act” mean the United States Securities Act of 1933, as amended, and all references to the “Exchange Act” mean the United States Securities Exchange Act of 1934, as amended.

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PROSPECTUS SUMMARY

The following summary is qualified its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Common Shares, discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes, before deciding whether to invest in our Common Shares.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a reverse split of our Common Shares at an approximate or rounded ratio of       :1 share on [Date].

Overview

We are a pre-revenue emerging growth company located in Alberta, Canada. Through our wholly owned Alberta, Canada subsidiary, AdvEn Industries Inc., we are engaged in research, development and commercialization of advanced super activated carbon (“ASAC”) and dry electrode super adhesive coating (“ESAC”) technologies derived from refinery residues and heavy asphaltenes – the non-volatile components of crude oil, for use in various industrial and commercial applications with improved technical performance to the other products currently available on the global market. We convert asphaltenes into non-combustible products thereby diverting them from traditional waste streams such as fuel oil manufacturing, coking for steel and other heavy greenhouse gas emitting uses. We are near completing construction of our 36,000 square foot ASAC manufacturing facility and ESAC pilot plant in Nisku, Alberta with initial estimated production of 400 metric tons per year. ASAC is primarily used in super capacitor manufacturing, pharmaceutical manufacturing, industrial manufacturing, liquid and air purification, environmental protection, and food and beverage production. The ESAC pilot plant is intended to demonstrate the commercial viability for the electrode coating in super capacitors and as anode material in battery manufacturing. This type of material is commonly referred to as “dry electrode” technology by the super capacitor and battery industries and offers simplified manufacturing, lower capital and energy costs, and enhanced performance attributes.

Located in Alberta, Canada, our offices and manufacturing facility are in close proximity to several refineries where we source our primary raw materials. Additional chemical compounds used in our proprietary manufacturing systems are sourced locally, within North America and internationally depending on price, availability, and delivery times.

We will produce ASAC that is within customer specifications for the intended purpose of the final product. We will initially sell ASAC to customers who are primary manufacturers or original equipment manufacturers (“OEMs”) producing sub-components for our target industry applications and initially to customers located in the People’s Republic of China (“PRC”) and within North America. We have identified customers and markets within Europe which we plan to pursue in 2023.

We are pre-revenue, however we received grant commitments from Sustainable Development Technology Canada (“SDTC”) and Alberta Innovates (“AI”) in the amounts of $4.04 million and $3.6 million respectively. SDTC is a not-for-profit foundation fostering the development and adoption of technologies that contribute to the sustainable development technology infrastructure in Canada and contributing to the rapid development, demonstration and pre-commercialization of technological solutions that address climate change, clean air, clean water and clean soil. AI seeks to solve some of Alberta’s largest industry challenges by supporting research, business growth and by assisting start-up companies to build new technology and drive new ideas. AI has launched its Alberta Carbon Conversion Technology Centre for the purpose of evaluating new carbon capture and utilization technologies at a demonstration scale. The two grants are intended to partially finance our capital expenditures at our Nisku plant. In 2021, we received $3.6 million in grants.

The Company is currently engaged in multiple research and development projects to deliver high-performance technology for converting hydrocarbon resources to non-combustion product applications with superior performance attributes, lower-cost and reduced environmental impact to other asphaltene uses and to other companies producing activated carbon from organic sources such as wood, coconut husks, etc. These projects are qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-35% refundable tax credits on eligible expenses and from 8-20% in Alberta. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology. In 2021, we were eligible for $1.0 million ($0.2 million) in SR&ED credits which we applied as an offset to our research and development (“R&D”) expenditures. We received additional subsidies totaling $0.1 million in 2021.

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We have also been engaged in providing technical services to customers within Canada providing analysis and feasibility of various uses for refinery residues and the viability of these waste streams for activated carbon production using AdvEn proprietary technologies. We consider such contracts as an extension of our own internal R&D and have therefore accounted for them as an offset to direct R&D expenditures. We expect to continue to provide similar technical services to our customers if requested. We received $0.2 million in contract R&D services in 2021.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and will continue to differentiate us from our competitors:

•	proprietary advanced technology and internal R&D team;

•	strategically placed facilities near our raw materials suppliers reducing supply and logistics costs;

•	high-quality asphaltene source material;

•	significantly lower greenhouse gas profile and sustainability attributes than competitors; and

•	strong board, advisory, management and professional team with extensive industry experience.

Intellectual Property

Our intellectual property currently includes: three patents, derivative technologies and trade secrets; and one trademark application for the work mark AdvEn in Canada and the U.S. filed on June 10, 2022.

On May 29, 2017, AdvEn filed for international patents for Activated Carbons with High Surface Areas and Methods of Making Same; the patent underlying our ASAC product. The patent describes how activated carbons with high surface areas can be produced through the synergistic activation at high temperatures using a predetermined combination of chemical activation agents. While most activated carbons are manufactured using either a high temperature system (“Physical Activation”) or a chemical activation agent (“Chemical Activation”), ASAC is manufactured using a hybrid of both methods. This patent has been granted in the United States, Europe, Saudi Arabia, India, Japan and Korea. The Company retains all trade secrets associated with this patent.

On October 11, 2017, AdvEn filed for international patents for Conductive-Flake Strengthened, Polymer Stabilized Electrode Composition and Method of Preparing; the patent underlying our ESAC dry electrode pilot project. The patent describes the fabrication of an electrode film with a high tensile strength and low electrical resistance using conductive flakes to strengthen polymer stabilized particle electrodes. While most electrode films are manufactured using an expensive and energy intensive wet slurry method and are limited to a single pass through the coating equipment, ESAC uses a dry method of coating which reduces the capital expense, the physical footprint of manufacturing facilities, and energy consumption. This patent has been granted in the United States, China, Japan and Korea.

We are a member of the Innovative Asset Collective (“IAC”)1, an independent, membership based not-for-profit selected by the Canadian Government’s Department of Innovation, Science and Economic Development (“ISED”) to assist Canadian small and medium-sized enterprises in the data driven cleantech sector with their intellectual property needs. IAC provides Canadian businesses with intellectual property education and funding for trademark prosecution, patent filing, drafting, intellectual property consultation with law firms, software tools required to monitor existing intellectual property, and various other intellectual property related expenses. IAC also provides intellectual property insurance which covers up to $500,000 for the enforcement of our intellectual property and up to $1 million to defend our patents and trademarks.

Growth Strategies

Our goal is to build a global technology leading company based on the development of advanced carbon-centric technologies with positive sustainability attributes. Accomplishing this goal requires the successful implementation of the following growth strategies:

•	Complete the Nisku plant, demonstrate the consistency of our batch production system, increase the ASAC production capacity and establish additional ASAC facilities;

•	Accelerate the product development cycle of ESAC, establish relationships with key manufacturers and OEMs, and expand ESAC’s application to automotive batteries as well as supercapacitors;

•	Establish and grow our customer base;

•	Focus on products and innovations with growing demand; and

•	Explore new business opportunities and research technologies related to the electrode and activated carbon industries.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

•	fully commercialized, the Nisku plant may not produce super activated carbon in the quantities, quality or with the specifications required by prospective customers;

•	an interruption of supply or increases in the prices of raw materials;

1 https://www.ipcollective.ca/

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•	our reliance on a small number of major customers;

•	our reliance on a limited number of suppliers;

•	the coronavirus disease 2019 caused by the virus known as severe acute respiratory syndrome coronavirus 2 (“COVID-19”) or similar outbreaks;

•	uncertainties as to the future of existing and planned environmental and health and safety laws and regulations;

•	timeliness and ability to implement new and advanced technologies;

•	a failure to protect our intellectual property rights; and

•	the effects of intense competition.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

AdvEn Industries was incorporated under the Alberta Business Corporations Act (the “ABCA”) on October 1, 2011.

On December 25, 2021, AdvEn Industries undertook a share exchange with AdvEn Inc. whereby 100% of the then-issued shares in AdvEn Industries were exchanged by the then-shareholders of AdvEn Industries for shares in in the Company on a share-for-share (1-1) basis. At the time of the exchange, the Company existed under the Business Corporations Act, British Columbia, Canada (the “BCBCA”) under the name “Nano Innovations Inc.” The transaction has been accounted for as a reverse merger. AdvEn Industries was the acquiring entity for accounting purposes. The transaction was accounted for using the purchase method of accounting, the transaction was a recapitalization of the Company’s capital structure. This resulted in the Company being the legal acquirer of AdvEn Industries.

The Company subsequently continued from the BCBCA to the ABCA on July 27, 2022 and, concurrent with the continuation, changed its corporate name to AdvEn Inc.

In connection with this offering, we have undertaken a reverse split on a 1:     basis. Unless otherwise indicated, all references to Common Shares, options to purchase Common Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the forward split of our Common Shares as if it had occurred at the beginning of the earlier period presented.

Our Corporate Structure

The chart below illustrates our corporate structure as of the date of this prospectus:

For a more detailed description of our history and a diagram that illustrates our current corporate structure as of the date of this prospectus, see “Corporate History and Structure.”

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Recent Developments

Continuation, Name Change and Quorum

On July 18, 2022, our shareholders approved a motion to continue and change the jurisdiction of the Company from British Columbia, Canada to Alberta, Canada and change the Company’s name from Nano Innovations Inc. to AdvEn Inc. with a corresponding adoption of bylaws (“Bylaws”) which include, among other things, an increase to the quorum requirements for shareholder’s meeting to 33 1/3% of shareholders present and entitled to vote at the meeting. The change was undertaken primarily to ensure the Company provided a diligent framework of governance that is similar to U.S. companies and to simplify and support the Company’s brand identity as AdvEn™.

Reverse Split

On July 18, 2022, our shareholders approved the consolidation of the Common Shares at a consolidation ratio as required to enable the listing of the Common Shares on Nasdaq, which shall be between 1:1 and 1:10, with the final ratio to be determined by the directors of the Company as necessary to meet the listing requirements of Nasdaq (the “Share Consolidation”). On       , our board of directors (“Board”) approved a reverse split of the Common Shares at a ratio of    :1. Unless otherwise indicated, all references to Common Shares, options to purchase Common Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the forward split of our Common Shares as if it had occurred at the beginning of the earlier period presented.

Convertible Notes

On November 25, 2022, we concluded our offering of secured convertible notes (“Notes”). From May 2022 through November 2022, we issued and sold secured Notes for aggregate proceeds of $1,083,806 under the same terms as our previously-issued Notes.

The Notes mature on the earlier of nine (9) months following their issuance or upon the occurrence of the public offering of Common Shares of not less than USD$50 million, resulting in the listing for trading of the Common Share on the NYSE American, Nasdaq, The Nasdaq Global Market, The Nasdaq Global Select Market or the New York Stock Exchange (“Liquidity Event”). The Notes may be extended by three (3) months if a Liquidity Event is in process and contemplated. The conversion price of the Notes is discounted from the share price for Common Shares at the Liquidity Event by 35%. This offering constitutes a Liquidity Event under the terms of the Notes. Conversion of the Notes is at the option of the holder, and the Notes will not automatically convert in connection with the closing of this offering.

The Notes bear interest at 10% per annum payable upon maturity increasing to 15% if no Liquidity Event is in process or contemplated or in the event Notes are not converted or repaid within the term plus the extension period. The Notes are senior secured notes with specific security interest over all the assets of the Company excluding our intellectual property.

A warrant to purchase Common Shares (“Warrant”) will be issued to Note holders following the conversion of the Notes to Common Shares at the Liquidity Event. Note holders have the right to purchase up to 50% of the number of Common Shares issued upon the full conversion of the Note calculated using 100% of the original principal amount plus any actual unpaid accrued interest on the Note divided by the exercise price at the Liquidity Event (the “Exercise Price”). The purchase price of one Common Share under the Warrant is equal to the Exercise Price. In the event of default or the maturity date is extended, the Warrants increase to 75% of the number of Common Shares issued upon the full conversion of the Note. In addition, the Warrants contain anti-dilution provisions for Exercise Price reductions should we issue equity or equity-like instruments at a lower per share price than the Exercise Price. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event we sell more than 50% or more of our equities or assets. Warrants will not be issued if the Notes do not convert.

The face value and timing for our outstanding Notes are as follows:

Date Issued	Amount ($US)	BOC* Exchange at issuance date	Amount ($CDN)*	First Maturity Date	Extended Maturity Date
December 22, 2021	3,000,000	1.2865	3,859,500	September 21, 2022	December 21, 2022
January 14, 2022	1,500,000	1.2545	1,881,750	October 13, 2022	January 13, 2023
May 27, 2022	391,051	1.2502	488,892	February 26, 2023	May 26, 2023
September 9, 2022	475,000	1.3035	619,163	June 8, 2023	September 8, 2023
September 12, 2022	100,000	1.2980	129,800	July 11, 2023	September 11, 2023
October 17, 2022	100,000	1.3730	137,300	July 16, 2023	October 16, 2023
November 25, 2022	25,000	1.3377	33,442	August 24, 2023	November 24, 2023

*Converted from United States currency to Canadian dollars as at the date of issue using Bank of Canada daily exchange rates (https://www.bankofcanada.ca/rates/exchange/daily-exchange-rates/).

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Summary of Risks Factors

The following summarizes the principal factors that make an investment in our Company speculative or risky, all of which are more fully described in the section below titled “Risk Factors.” This summary should be read in conjunction with the section below titled “Risk Factors” and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

•	We have incurred losses in every year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, which could harm our business and future prospects;

•	We may not be able to produce super activated carbon in the quantities, of the quality or with the specifications required by the Company’s prospective customers;

•	We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it;

•	If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer;

•	We will require substantial additional capital to finance our operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our drug development programs, commercialization efforts or other operations;

•	As of December 31, 2022, we have concluded that we do not have sufficient cash to fund our operations through December 31, 2023, and as a result, there is substantial doubt about our ability to continue as a going concern;

•	We may not be able to manage our growth;

•	We operate in a highly competitive industry;

•	We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

•	Global economic conditions may have a material adverse effect on our business, financial condition and results of operations;

•	Construction may interfere with our operations;

•	We may infringe on or violate the intellectual property rights of others;

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•	If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed;

•	The price of our stock may be volatile, and you could lose all or part of your investment;

•	Sales of a substantial number of our Common Shares by our existing shareholders in the public market could cause our stock price to fall;

•	We may experience difficulties with our internal systems and controls during periods of growth; and

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in Canada.

Corporate Information

Our principal executive offices are located at Suite 2320, 140 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, and our telephone number at that address is 403-875-2021. ASAC manufacturing, the ESAC pilot lab and clean room, research and development and main operations team are located at the Company’s 36,000 sq. ft. facility located at Unit 300, 3615 – 11th Street, Nisku, Alberta, T9E 1C6.

Our website address is www.adveninc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. You should rely only on the information contained in this prospectus when deciding as to whether to invest in the Common Shares.

Environmental Regulations

Our operations are subject to local, provincial, and federal laws and regulations governing environmental quality and pollution control. To date, our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). For so long as we remain an emerging growth company, we are eligible to utilize the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the assessment of our internal control over financial reporting, which would otherwise be applicable beginning with the second annual report following the effectiveness of this registration statement;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the first to occur of (i) December 31, 2028, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $ 1.235 billion, or (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second financial quarter of such financial year; or, if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

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We have elected to utilize certain of the reduced disclosure obligations in this prospectus and may elect to utilize other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Foreign Private Issuer

We qualify as a “foreign private issuer” under U.S. securities laws. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from compliance with certain laws and regulations of the SEC, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

As a foreign private issuer, we are also permitted to follow home country corporate governance practices instead of certain corporate governance practices required by The Nasdaq Stock Market LLC for U.S. domestic issuers. While we intend to follow most Nasdaq corporate governance listing standards, we intend to follow Canadian law for certain corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

•	exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the board of directors; and

•	exemption from the Nasdaq corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq corporate governance listing standards, as permitted by the foreign private issuer exemption.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

We may utilize these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

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Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.

Impact of COVID-19

The COVID-19 outbreak has adversely affected the economies and financial markets worldwide, and our business could be materially and adversely affected by the COVID-19 outbreak and any such other outbreak. Furthermore, our business may be adversely affected if continued concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions by different governments to contain COVID-19 or treat its impact, among others. If the disruptions caused by COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially and adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

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THE OFFERING

Issuer:	AdvEn Inc.

Securities being offered:	Common Shares on a firm commitment basis, or Common Shares if the underwriter exercises its over-allotment option in full.

Offering price per share:	We currently estimate that the initial public offering price will be in the range of $ to $ per Common Share.

Over-allotment option:	We have granted the underwriters for 45 days from the date on which this registration statement is declared effective by the SEC to purchase up to an additional 15% of the total number of Common Shares offered hereby on the same terms as the other shares being purchased by the underwriters from us.

Shares outstanding before this offering:	Common Shares

Shares outstanding after this offering:	Common Shares (or Common Shares if the underwriters exercise the over-allotment option to purchase additional Common Shares in full).

Use of proceeds:	We estimate that the net proceeds to us from the sale of the Common Shares offered by us will be approximately $ or approximately $ if the underwriters’ option to purchase additional shares to cover overallotments is exercised in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering to fund the expansion of the Nisku, Alberta, Canada ASAC manufacturing facility, for the pilot project to commercialize AdvEn’s ESAC technology and for research and development, working capital and general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Lock-up Agreements:	We, our directors and executive officers and all other existing holders of 5.0% or more of our outstanding shares have agreed with the underwriters not to offer, issue, sell, encumber, transfer or otherwise dispose of any of the Common Shares for a period of 180 days after the completion of this offering without the consent of the Representative. See “Underwriting” for more information.

Listing:	We intend to list the Common Shares on Nasdaq under the symbol “ .” No assurance can be given that our Nasdaq listing application will be approved, or that a trading market will develop for our Common Shares. We will not proceed with this offering if our application to list our Common Shares on Nasdaq is not approved.

Risk Factors:	Investing in our Common Shares is highly speculative and involves a significant degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Common Shares.

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Representative’s Warrant:	Upon the closing of this offering, we will issue to the Representative, a warrant (the Representative’s Warrant”) to acquire 8.0% of the aggregate number of Common Shares at an exercise price of 110% of the initial public offering price. The Representative’s Warrant will be exercisable for a period of five years commencing 180 days after commencement of the sales by us of our Common Shares in this offering.

Dividends:	We do not anticipate paying dividends on our Common Shares for the foreseeable future.

Transfer Agent:	VStock Transfer, LLC

The number of the Common Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the Common Shares offered hereby are sold, includes            Common Shares that are to be issued upon the listing of our Common Shares on Nasdaq as a result of the conversion of the Notes and is based on            Common Shares issued and outstanding as of March 31, 2023. This number excludes:

•	shares of Common Shares reserved for issuance under our incentive option plan;

•	Common Shares issuable upon the exercise of outstanding warrants, at exercise prices ranging from $ to $ , all of which were vested as of such date; and

•	Common Shares issuable upon the exercise of outstanding options to directors, employees and consultants under our incentive option plan, at a weighted average exercise price of $ , of which were vested as of such date.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise of the warrants or options described above;

•	no exercise of the underwriter’s over-allotment option;

•	no exercise of Representative’s Warrant; and

•	that the assumed offering price is $ which is the midpoint of the range of the estimated offering price described on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected historical statements of operations for the fiscal years ended December 31, 2021 and 2020, and balance sheet data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

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Summary Consolidated Statement of Income and Comprehensive Income Data

(In Canadian dollars, except number of shares)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
	(Audited)	(Audited)

Revenues	$--	$--
Cost of revenues	--	--
Gross profit	--	--
Loss from operations	3,646,959	836,913
Other non-operating loss (gain), net	(425,956)	35,312
Provision for income taxes	--	--
Total loss and comprehensive loss	$3,221,003	$872,225
Loss per share, basic and diluted	$0.13	$0.04
Weighted average Common Shares outstanding	25,585,032	20,849,349

Summary Consolidated Balance Sheet Data

(In Canadian dollars)

	As at December 31, 2021	As at December 31, 2020
	Actual (Audited)	Actual (Audited)

Current assets	$4,248,769	$2,339,585
Total assets	$11,001,307	$2,740,147
Current liabilities	5,943,720	1,064,206
Total liabilities	$10,218,515	$1,089,550
Total shareholders’ equity	$782,792	$1,650,597
Total liabilities and shareholders’ equity	$11,001,307	$2,740,147

The pro forma and pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ (deficit) equity by $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma and the pro forma as adjusted amounts of each of cash and cash equivalents, working capital, total assets and total shareholders’(deficit) equity by $           , assuming no change in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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RISK FACTORS

An investment in our Common Shares involves a high degree of risk. Before deciding whether to invest in our Common Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial conditions, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Common Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the other information in this prospectus referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Common Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We are in the final construction phase of our first demonstration plant for our ASAC employing patented technologies and trade secrets.

We have materially completed construction of the first commercial plant utilizing our patented technologies and trade secrets. There is no guarantee the plant will produce super activated carbon in the quantities, of the quality or with the specifications required by our prospective customers. While we have piloted our technology by producing individual kilograms for the past four years that meets or exceeds the expectations of potential customers, there is no guarantee the techniques, technologies or systems in the demonstration plant will provide the same results on a consistent basis when deployed to produce up to 400 metric tons of ASAC per annum. Furthermore, the precision measurements of our proprietary chemical activation media may not be possible at a larger scale and there is a risk of significant quality variation from batch-to-batch which may limit our ability to secure sales of super capacitor grade ASAC. If any of the planned systems or processes fail to operate as planned, the results could materially and adversely affect our business, financial results, and production targets.

Increases in the prices of raw materials could materially and adversely affect our financial results.

The primary raw material in our manufacturing process is a heavy oil derivative resulting from refinery production facilities. As such, it is affected by swings in commodity pricing for oil which are controlled by our suppliers and affected by global swings in oil prices. Oil prices, as a high demand global commodity, are affected by supply and demand, geopolitical forces, hedging and market speculation. If the prices we have to pay for raw materials under our existing supply contracts or under replacement supply contracts increase, we could face significantly higher production costs. Although our long-term supply contracts typically provide for a specific price, increases in raw material prices could adversely affect our ability to renew these contracts on similar terms or at all. Similarly, increases in raw material prices could adversely affect our ability to enter into shorter-term supply agreements at favorable prices. We may not be able to pass the whole price increase through to our customers, which could have a material adverse effect on our financial results.

Our financial condition, results of operations, ASAC plant construction budget and cash flows for 2022 have been adversely affected by supply chain delays resulting from COVID-19.

In December 2019, COVID-19 was first identified in Wuhan, the PRC. On March 11, 2020, the World Health Organization (“WHO”) declared COVID-19 a pandemic – the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant government measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. During this period, the Canadian government ordered quarantines, travel restrictions, and the temporary closure of restaurants, stores and other facilities.

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Similarly, the Chinese provinces surrounding Shanghai, where AdvEn acquired the majority of its manufacturing equipment, were subject to travel quarantines, power restrictions, the temporary closure of stores and manufacturing facilities and shelter-in-place orders that restricted access to equipment manufacturing facilities by workers.

Shanghai and nearby provinces were limited in their power consumption from September through October 2021 which caused significant delays in the manufacturing of equipment. COVID-19-related interruptions also impacted manufacturers’ ability to access steel and raw materials further delaying manufacturing. Manufacturing delays combined with measures to combat COVID-19, resulted in equipment orders made in 2021 being pushed six to eight months into 2022 and resulted in operating and shipping cost overruns. Although the manufacturing, shipping and transportation have started to recover since the end of December 2021, construction of our plant in Nisku, Alberta has been delayed more than six months and is an estimated $2.8 million over budget (excluding working capital during the delay) which has materially affected our cash flows, financial and operating results. We require additional investment capital to complete the plant and commence operations.

While we do not foresee any additional future impacts on the construction project in Nisku, the impact has delayed forecasted production and revenue targets for 2022 and into 2023. Any additional impact from COVID-19 or other global pandemics may further impact our plant commissioning and production of products, conversion of customers into sales and delay our growth plans. If COVID-19 further impacts our plant construction, commissioning, production and sales, our financial condition, results of operations, and cash flows could continue to be adversely affected.

Although the COVID-19 outbreak seems to be under relative control since May 2022, it may continue to materially adversely affect our business operations and financial condition, including but not limited to material negative impact on our projected revenue, slow collection of accounts receivables, and an additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, we cannot reasonably estimate the extent of the business disruption and the related financial impact of any future outbreak at this time.

We have a limited operating history, have incurred net losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.

We are a technology-based material developer and manufacturer company with a limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. Our operations to date have been limited to organizing and staffing our Company, business planning, raising capital, developing, and optimizing our technology platform, identifying potential product candidates, undertaking research for our product candidates, establishing and enhancing our intellectual property portfolio, and providing general and administrative support for these operations.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant or large enough to achieve profitability. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our Company could also cause our shareholders to lose all or part of their investment.

We have concluded that we do not have sufficient cash to fund our operations through 12 months from the issuance date of our consolidated financial statements, and as a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is a result of ongoing operating losses and a lack of financing commitments to meet cash requirements. We have incurred recurring losses from operations in fiscal years 2020 and 2021, and while our working capital was positive as at December 31, 2020 and it was negative as at December 31, 2021. If we are unable to obtain funding, we will be required to delay, reduce or eliminate some or all of our research and development programs and efforts, which would adversely affect our business prospects, and the Company may be unable to continue operations. Although management continues to pursue plans to finance our continued operations, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, or at all. After this offering, we may not raise the funding we require such that substantial doubt about our ability to continue as a going concern continues. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

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Raising additional capital may cause dilution to our shareholders, including purchasers of Common Shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our Common Shares. Additional debt financing, if available, may involve agreements that include covenants further limiting or restricting our ability to take specific actions, such as further limitations on our ability to incur additional debt, make capital expenditures or declare dividends.

If we raise funds through collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our financial results could be materially and adversely affected by an interruption of supply of raw materials.

We are dependent on a variety of raw materials (including refinery residues and chemicals for carbon activation) that support our manufacturing activities. Our ability to meet our customers’ needs depends heavily on an uninterrupted supply of these materials. Although we source strategic raw materials from multiple suppliers whenever possible and have instituted backup procedures or contracted with a secondary supplier for any raw material that is sourced primarily from one location or supplier, production problems, lack of capacity, breach of contractual obligations by our third-party suppliers, changes in their financial or business condition or planned and unplanned shutdowns of their production facilities that affect their ability to supply us with raw materials that meet our specifications, or at all, could disrupt our ability to supply products to our customers.

In addition, interruptions in raw material supply caused by events outside our suppliers’ control, such as wildfires, labor disputes, or transportation disruptions, could also disrupt our ability to meet customer demand. These supply disruptions could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. If any of these events were to occur for more than a temporary period, we may not be able to make arrangements for transition supply and qualified replacement suppliers on terms acceptable to us or at all, which could have a material adverse effect on our business and financial results.

A majority of our advanced super activated carbon sales is expected to be from a small number of customers. If any of these customers experiences a material business disruption, we would likely incur substantial losses of revenue.

We currently have non-binding letters of agreement from three potential customers in the super capacitor, industrial liquids and air filtration businesses. These three companies represent potential demand for 100% of our initial production capacity and one such potential customer may represent up to 50% of our initial production. While these prospective customers may change as we adjust marketing strategies, and any material business disruption affecting our major potential customers or any decrease in demand from our major potential customers may negatively impact our operations and cash flows if we fail to secure sales to other customers.

We have sourced our raw materials primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

AdvEn is in the process of fully commissioning its Nisku plant for the production of ASAC. For commissioning and the foreseeable future, we estimate that we will source 53%, 12%, and 12% of our raw materials from our top three suppliers, respectively. If we lose one or more of these suppliers and are unable to swiftly engage new suppliers, our production operation may be disrupted or even suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers in our desired timeline. As a result, our results of operations may be adversely and materially impacted.

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A disruption or delay in commissioning and subsequent production at our Nisku facility could have a material adverse effect on our financial results.

If our production facilities were unable to be commissioned to cease production unexpectedly in whole or in part, our sales and financial results could be materially and adversely affected. Such a disruption could be caused by a number of different events, including:

•	maintenance outages;

•	prolonged power failures;

•	equipment failures or malfunctions;

•	fires, floods, tornadoes, earthquakes, or other catastrophes;

•	potential unrest or terrorist activities;

•	labor difficulties; or

•	other construction, design, or operational problems, including those related to the granting, or the timetable for granting, of permits.

If any of these or other events were to result in a material disruption of our current manufacturing operations, production of our products may be delayed and our ability to meet our production capacity targets and satisfy customer requirements may be materially adversely affected or we may be required to recognize impairment charges, any of which could have a material adverse effect on our financial results. In addition, a prolonged shutdown of any of our production facilities could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

We rely on third-party manufacturers to produce some of our activated carbon products and problems with, or loss of, these manufacturers could harm our business and operating results.

We may outsource some of our customer orders to third-party manufacturers to keep up with the demand for our activated carbon products. We face the risk that these third-party manufacturers may not produce and deliver activated carbon products on a timely basis, or at all. We may also experience difficulties with our third-party manufacturers since they do not have the same manufacturing processes or quality control as we do. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our third-party manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, a terrorist attack, natural disasters, or other events. Although we carefully select third–party manufacturers, the failure of any manufacturer to perform to our expectations could result in supply shortages or delays for our activated carbon products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace their manufacturing capacity on a timely basis, or identify manufacturers with the same or similar quality controls in place as the existing manufacturers do, or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our activated carbon products on time.

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We may incur additional delays and budget overruns with respect to a facility under construction. Any such delays or cost overruns may have a material adverse effect on our operating results.

We are currently finalizing construction of a new facility in Nisku, Alberta, Canada. Such construction projects entail significant risks that can give rise to delays or cost overruns, including the following:

•	insufficient capital to complete construction;

•	supply chain and logistics cost escalations or equipment delivery delays;

•	shortage of material or skilled labor;

•	unforeseen engineering, environmental, or geological problems;

•	work stoppages;

•	contractor disputes;

•	weather interference;

•	floods, typhoons, and other natural disasters;

•	delays or failures in obtaining the requisite construction licenses, permits, and certificates;

•	unanticipated cost increases; and

•	legal or political challenges.

The anticipated costs and construction periods are based upon budgets, conceptual design documents, and construction estimates prepared by us in consultation with our engineers and contractors. Construction, equipment, staffing requirements, and problems or difficulties in obtaining and maintaining any of the requisite licenses, permits, allocations, or authorizations from regulatory authorities can increase the costs or delay the construction or commencement of production or otherwise affect the planned design and features of the facility. We cannot be sure that we will not exceed the budgeted costs of the facility or that the facility will commence production within the contemplated time frame, if at all. Budget overruns and delays with respect to the construction could have a material adverse impact on our results of operations.

Uncertainties as to the future of existing and planned environmental and health and safety laws and regulations, as well as delays of or changes to these laws and regulations, could have a material adverse effect on demand for our products.

Our strategic growth initiatives rely significantly upon the enactment of restrictive environmental and health and safety laws and regulations, particularly those that would require industrial facilities to reduce the quantity of air and water pollutants they release. If stricter regulations are delayed, are not enacted as proposed, are enacted but subsequently repealed or amended to be less strict or are enacted with prolonged phase-in periods, demand for our products could be materially and adversely affected and we may not be able to meet sales growth and return on invested capital targets, which could materially and adversely affect our financial results.

Compliance with environmental and other laws and regulations could result in significant costs and liabilities.

The operation and expansion of our manufacturing facilities are subject to strict environmental laws and regulations at the national, provincial, and local level in various jurisdictions, and, over the next several years, we expect that we and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require us to obtain and comply with various environmental registrations, licenses, permits, inspections, and other approvals. As required by the current laws and regulations, we have obtained approval from Alberta Environment and Parks, under Section 44 of the Environmental Protection and Enhancement Act (“EPEA”) that an environmental impact assessment report (“EIAR”) is not required. However, Section 47 of the EPEA allows the Minister of Environment and Parks the authority to order an EIAR, resulting in some uncertainty to the exclusion. Under certain environmental, health, and safety laws, we could be held responsible for any and all liabilities and consequences arising out of past or future releases of restricted materials, human exposure to these substances, and other environmental damage, in some cases, without regard to fault. The discovery of contamination at our current site or at locations at which we dispose of waste may expose us to clean-up expenditures and other damages imposed by government agencies. In addition, private parties may have the right to pursue legal action to enforce compliance as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage. Prior to July 31, 2022, the Company held CDN$2.5 million in environmental insurance that covered the construction of its Nisku plant and its research facilities. Subsequent to July 31, 2022, the Company has removed its environmental rider until such time as the Nisku plant is being fully commissioned at which time it is our intention to once again pick up the additional environmental insurance coverage. The proposed insurance covers certain environmental risks and costs as they apply to the non-intentional release of pollutants into the air, including noxious odors, and releases into the water system. Although we intend to review and update our environmental insurance in the future, such insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us.

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Our operations emit carbon dioxide and other greenhouse gases. There are industrial standards in Canada that limit the amount of greenhouse gas emissions and is under the oversight of Environment and Climate Change Canada, Alberta Environment and Parks, and the municipal codes of Leduc County. A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and Canada’s 2030 Emissions Reduction Plan, are in various phases of implementation or discussion. The systems and measures could result in increased costs for us to install new controls to reduce air emissions from our facilities, to purchase air emissions credits or allowances, or to monitor and inventory greenhouse gas emissions from our operations.

Even though we devote considerable efforts to comply with environmental laws, regulations, and permits, there can be no assurance that our operations will at all times be in compliance with them. The enactment of new environmental laws and regulations, the more stringent interpretation or enforcement of existing requirements, or the imposition of liabilities under environmental laws could force us to incur costs for compliance, capital upgrades, or liabilities relating to damage claims or limit our current or planned operations, any of which could have a material adverse effect on our business and financial results.

Our operations are subject to various litigation risks that could increase our expenses and have a material adverse effect on our business and financial results.

The nature of our operations exposes us to possible litigation claims, including environmental damage and remediation, intellectual property, workers’ compensation and other employee-related matters, insurance coverage, and property rights and easements. Any claim could be adversely decided against us, which could have a material adverse effect on our business and financial results. Similarly, the costs associated with defending claims could dramatically increase our expenses as litigation is often very expensive, divert management’s attention, and impact our profitability. If we become involved in any litigation, we may be forced to direct our resources to defending or prosecuting the claim, which in turn could have a material adverse effect on our business and financial results.

On August 29, 2022, the Alberta Government enacted Bill 37: The Builder’s Lien (Prompt Payment) Amended Act, 2020 requiring project owners to pay general contractors within 28 days of receiving an invoice and sets a seven (7) day time limit for contractors to pay sub-contractors upon receipt of payment. While the legislation also provides an extended period for contractors to file liens, from 45 to 60 days, and a streamlined dispute resolution mechanism, the reduced payment timeline could materially and adversely affect our cash flows and increase contingency requirement for capital projects in Alberta.

We may not be able to keep up with competitive changes affecting the super activated carbon industry or advances in super capacitor and lithium ion battery electrode technologies.

The super activated carbon industry is characterized by evolving industry and end-market standards, changing regulation, frequent enhancements to existing products and technologies, introduction of new products and changing customer demand, all of which can result in unpredictable product transitions, shortened lifecycles and increased importance of being first to market with new products.

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Similarly, the electrode technology market enjoys uncharacteristically large investments into research, and highly competitive technology development, focused on super capacitor and battery performance, particularly as it applies to the automotive sector. While adoption of new automotive technology is measured in multi-year cycles due to industry safety requirements, liability concerns and reputation, we are in the pilot stage of development for our electrode technologies and has not yet introduced its pilot products to potential customers.

The success of our new products depends on their initial and continued acceptance by our customers. If we are not able to anticipate changes or develop and introduce new and enhanced products that are accepted by our customers on a timely basis and compete with new technologies, our ability to remain competitive may be adversely affected. In addition, we may experience difficulties in the research, development, production, or marketing of new products, which may delay us in bringing new products to market and prevent us from recouping or realizing a return on our investments. Any of the foregoing could have a material adverse effect on our business and financial results.

The carbon pre-cursor industry is highly competitive, and if we are unable to compete effectively with existing competitors, or with new entrants, our business and financial results could be materially and adversely affected.

We will compete in the global market, and in markets where our potential customers operate, with other producers of super activated carbon, carbon pre-cursors and electrode components. Our business faces significant competition from other producers of super activated carbon, some of which may from time to time have revenue and capital resources exceeding ours, which they may use to develop more advanced or more cost-effective technologies, increase market share, or leverage their distribution networks. In addition, new competitors and alliances may emerge to take market share away from us. Our competitive position in the market in which we operate depends upon the relative strength of these competitors in the market and the relative resources they devote to competing in the market. We could experience reduced sales and loss of market share, which could lead to lower prices and decreased revenue, gross margins and profits, any of which could have a material and adverse effect on our results of operations.

Development of competitive technologies could materially and adversely affect our business and financial results.

Super activated carbon is utilized in various applications as a cost-effective solution to address our customers’ needs. If other competitive technologies or alternative processes or combinations of technologies or processes, such as alternate sorbents, resins, certain types of membranes, ozone, and ultraviolet, alternative electrolytes or material changes to electrode constituents which are advanced to the stage at which they could compete on a cost-effective basis with activated carbon technologies, we could experience a decline in demand for our products, which could have a material adverse effect on our business and financial results.

Competitive technologies and new regulations may also affect our customers, and therefore us. For example, a shift away from the use of super capacitors due to environmental trends and regulations or new technologies could diminish future demand for our activated carbon products, which could have a material adverse effect on our business and financial results.

If we fail to hire, train, and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the super activated carbon and biomass electricity market experience and knowledge of our senior management team as well as their relationships with other industry participants. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

The market for engineers and other individuals with the required technical expertise to succeed in our business is highly competitive. There may be a limited supply of qualified individuals in Alberta, Canada, where we periodically compete with large oil and gas companies that have operations here, and in other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality products. If we fail to do so, the quality of our products may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.

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We depend on third parties for certain construction, maintenance, engineering, transportation, warehousing, and logistics services.

We contract with third parties, typically for a period of three (3) to twelve (12) months, for certain services relating to the design, construction, and maintenance of various components of our production facilities and other systems. If these third parties fail to comply with their obligations, we may experience delay in the completion of new facilities or expansions of existing facilities or the facilities may not operate as intended, which may result in delays in the production of our products and materially and adversely affect our ability to meet our production capacity targets and satisfy customer requirements or we may be required to recognize impairment charges. In addition, production delays could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

We also rely primarily on third parties for the transportation of the products we manufacture. We intend to enter into one to two years. If any of the third parties that we use to transport products are unable to deliver the goods we manufacture in a timely manner, we may be unable to sell these products at full value, or at all, which could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer.

The ongoing success of our business depends on our ability to continue to introduce innovative logistics solutions and services, and technological applications, to meet evolving market trends and satisfy changing customer demands. We must continue to adapt by continuing innovation, improving our services and modifying our strategies, which could cause us to incur substantial costs. We may not be able to continue to innovate or adapt to changing market and customer needs in a timely and cost-effective manner, if at all. This could adversely impact our ability to expand our ecosystem and grow our business. Failure to develop new services to meet evolving market demands through innovation could cause us to lose current and potential customers and harm our operating results and financial condition.

In addition, we may not be able to maintain our culture of innovation, which has been critical to our success and has helped us create value for our shareholders, succeed as a leader in our industry and attract, retain and motivate employees and other ecosystem participants. Among other challenges, we may not be able to identify and promote people in leadership positions who share our culture and can always focus on technology and innovation. Competitive pressure may also cause us to move in directions that may divert us from our mission, vision and values. If we cannot maintain our culture of innovation, our long-term business prospectus could be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products which are complementary to our core super activated carbon and future electrode component businesses. Future acquisitions may expose us to potential risks, including risks associated with: the integration of new operations, services and personnel; unforeseen or hidden liabilities; the diversion of resources from our existing business and technology; our potential inability to generate sufficient revenue to offset new costs; the expenses of acquisitions; or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our projected revenue, and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

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Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules, and regulations uncertain. Our failure to comply with all laws, rules, and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Our success depends largely on the acquisition of, as well as the continued availability and service of, key personnel.

Much of our future success depends on the continued availability and service of key personnel, including our Chief Executive Officer and senior executive management team as well as highly-skilled employees in technical, marketing and staff positions. Due to the complexity and immaturity of the technologies involved in the products we produce and the markets we serve, we may be unable to find the right personnel with the background needed to serve our goals and objectives. As a market leader for the technologies we develop, there are limited opportunities to hire personnel from competitors or other technology companies with substantial backgrounds and experience in our technology fields. Consequently, we seek to hire individuals who are capable of performing well in an environment with limited resources and references to past experiences. We may struggle to find such talented personnel who also thrive in a high growth business atmosphere and who are capable of keeping pace with the rapidly changing environment encouraged by the technologies we create and the markets we serve. These uniquely talented personnel are in high demand in the technology industry and competition for acquiring such individuals is intense. Some of our scientists and engineers are the key developers of our products and technologies and are recognized as leaders in their area of expertise. Without attracting and retaining personnel with the appropriate skill sets, we could fail to maintain our technological and competitive advantage.

Our products and services may experience quality or implementation problems from time to time that could result in decreased sales and operating margin, and could tarnish our reputation.

Our dry battery electrode technology is new, and our supercapacitor products also represent a relatively new technology, in each case which could contain defects in design or manufacture, or could be implemented incorrectly in the end use application. As a direct consequence of the introduction of new features for our technology as well as new implementations by our customer base, we are still learning about the potential quality issues that could arise during operation in certain applications. Consequently, we are not always capable of anticipating the quality or implementation problems which the products may experience in the field. Products sold into high performance environments such as heavy transportation, automotive markets or grid infrastructure installations could experience additional operating characteristics that could unexpectedly interfere with the intended operation of our products. For example, if the end use application is in an environment which subjects the products to levels of vibration above our internal design and qualification levels, then the products could fail to achieve the customer’s performance requirements. With this sometimes limited understanding of the application and operation of our products in varying end user implementations, our customers may perceive our products as exhibiting quality problems, which could harm our reputation. We strive to respond quickly in addressing the concerns of our customers by modifying our products and assisting our customers in designing new implementation or installation strategies to achieve higher performance characteristics or to satisfy new or modified applications of our products. As such, the release time of next generation products or application solutions can be relatively quick, and we may assume additional risks associated with expediting the release of new or modified products.

We are also building our infrastructure to adequately and efficiently handle any potential recall and the reverse logistics involved in returning our products to our facilities in the event that any defects are found. There can be no assurance that we will be able to detect and fix all defects in the products we sell or will be able to efficiently handle all issues related to product returns or implementation concerns. As we continue to pursue additional vertical markets, we are gaining a better understanding of certain business practices of these markets with respect to potential product recalls. For example, certain portions of the transportation industry are sensitive to product recall issues as they relate to both government regulations as well as customer satisfaction and safety. Failure to successfully prevent a defect in our products which prompts a recall or a failure to successfully manage expenses associated with any recalls could cause lost revenue, harm to our reputation, and significant warranty and other expenses, and result in an adverse impact on our financial condition and operating results.

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Our inability to effectively identify, enter into, manage and benefit from strategic alliances, may limit our ability to pursue certain growth objectives and/or strategies.

Our reputation is important to our growth and success. We recognize the value in identifying, selecting and managing key strategic alliances. We are mainly focusing our business on the specific products we deliver and pursuit of strategic alliances with other companies could allow us to provide customers with integrated or other new products, services, or technology advancements derived from the alliances. To be successful, we must first be able to define and identify opportunities which align with our growth plan. Additionally, we cannot be certain that our alliance partners will provide us with the support we anticipate, that such alliance or other relationships will be successful in advancing technology, or that any alliances or other relationships will be successful in manufacturing and marketing new or improved products. Our success is also highly dependent upon our ability to manage the respective parameters of all strategic alliances, promote the benefits to us, and to not prohibit or discourage other opportunities which may be beneficial to us in the future. Also, certain provisions of alliance agreements may include restrictions that limit our ability to independently pursue or exploit the developments under such strategic alliances. Currently, we have alliances with several partners both in the Canada and throughout the world. We anticipate that future alliances may also be with foreign partners or entities. As a result, such alliances may be subject to the political climate and economies of the foreign countries where such partners reside and operate. If the strategic alliances we pursue are not successful, our business and prospects could be negatively affected.

Should a catastrophic event or other significant business interruption occur at any of our facilities, we could face significant reconstruction or remediation costs, penalties, third-party liability and loss of production capacity, which could adversely affect our business.

Weather conditions, natural disasters or other catastrophic events could cause significant disruptions in operations, including, specifically, disruptions at our manufacturing facilities or those of our major suppliers or customers. In turn, the quality, cost and volumes of the products we produce and sell could be unexpectedly, negatively affected, which will impact our sales and profitability. Natural disasters or industrial accidents could also damage our manufacturing facilities or infrastructure, or those of our major suppliers or major customers, which could affect our costs, production volumes and demand for our products. However, we have implemented certain mitigation strategies to ensure that certain components and processes involved in the manufacture of our component materials and finished goods are somehow temporarily available so as to reduce the impact of such a catastrophic event.

War, terrorism, geopolitical uncertainties, public health issues, and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on us, our suppliers, logistics providers, manufacturing partners and customers. Our business operations could be subject to interruption by power shortages, terrorist attacks and other hostile acts, labor disputes, public health issues, and other events beyond our control. Such events could decrease demand for our products, make it difficult or impossible for us to produce and deliver products to our customers, or to receive components from our suppliers, thereby creating delays and inefficiencies in our supply chain. Should major public health issues, including pandemics, arise, we could be negatively affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, and disruptions in the operations of our manufacturing partners and component suppliers. The majority of our research and development activities, our corporate headquarters, information technology systems, and other critical business operations, including certain component suppliers and manufacturing partners, are in locations that could be affected by natural disasters. In the event of a natural disaster, losses could be incurred and significant recovery time could be required to resume operations and our financial condition and operating results could be materially adversely affected. While we may purchase insurance policies to cover the direct economic impact experienced following a natural disaster occurring at one of our own facilities, there can be no assurance that such insurance policies will cover the full extent of our financial loss nor will they cover losses which are not economic in nature such as, for example, our business and reputation as a reliable supplier.

We may be subject to information technology systems failures, network disruptions, breaches in data security and computer crime and cyber-attacks.

Information technology system failures, network disruptions, breaches of data security and sophisticated and targeted computer crime and cyber-attacks could disrupt our operations by impeding the manufacture or shipment of products, the processing of transactions or reporting of financial results, or by causing an unintentional disclosure of confidential information. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. In the ordinary course of our business, we collect and store sensitive data in our data centers and on our networks, including intellectual property, proprietary business information, and personal information of our business partners and employees. Despite our efforts to protect sensitive, confidential or personal data or information, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations. While management has taken steps to address these concerns by employee training, implementing certain data and system redundancy, hardening and fail-over along with other network security, comprehensive monitoring of our networks and systems, maintenance of backup and protective systems and other internal control measures, there can be no assurance that the measures we have implemented to date would be sufficient in the event of a system failure, loss of data or security breach. As a result, in the event of such a failure, loss of data or security breach, our financial condition and operating results could be adversely affected.

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Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of our operations and the services we provide to customers, and damage to our reputation, which could adversely affect our financial results and competitive position.

Our ability to match our production plans for our supercapacitor products to the level of product actually demanded by customers has a significant effect on our sales, costs and growth potential.

Customers’ decisions are affected by market, economic and government regulation conditions which can be difficult to accurately gauge in advance. In addition, many of the markets for our ultracapacitor products are within emerging industries as well as within project-oriented business models and, as such, it can be difficult to predict our future customer demand. Failure to provide customers and channel partners with demanded quantities of our products could reduce our sales. Conversely, increased capacity which exceeds actual customer demands for our products increases our costs and, consequently, reduces our profit margins on the products delivered. Although we have implemented policies and procedures for refining our forecasting methods, including a more sophisticated mechanism for gauging the sales pipeline to better project timing of new customer demand, there can be no assurance that these policies and procedures will provide accurate intelligence to align our production plans with customer demands. As a result of all of these factors, we could fail to meet revenue or profit margin targets.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

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Risks Related to Doing Business in Canada

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

The value of the Canadian dollars, or CAD, against the U.S. dollar fluctuates and is affected by, among other things, changes in political and economic conditions in Canada as well as the global economy. We can offer no assurance that the CAD will be stable against the U.S. dollar or any other foreign currency.

Our reporting currency is the Canadian dollar. However, all of our assets, liabilities, revenues and expenses are denominated in USD. As a result, we are exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the Canadian dollar. To the extent the Canadian dollar strengthens against USD, the translation of USD denominated transactions results in reduced revenue, operating expenses and net income or loss for our international operations. Similarly, to the extent the U.S. dollars weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for our international operations. We do not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

Because we are a corporation incorporated under the federal laws of Canada and some of our directors and officers are residents in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the federal laws of Canada with our principal place of business located in Alberta, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Uncertainties regarding the business and trade relations between Canada, the United States and the PRC may restrict or limit the Company’s ability to sell products to certain large potential customers located in the PRC.

Canada’s trade relationship with the PRC is long-standing and pre-dates 1970 when the two respective countries established formal diplomatic relations. However, over the past five years relations with China have been strained by a combination of human rights violations1, continued trade and investment tensions between Canada and the PRC2, restrictions placed on Canada while negotiating the United States – Mexico – Canada Agreement (“USMCA”) that requires approval of the U.S. on trade agreements with China3, and the PRC’s stance on the war between Russia and the Ukraine4. Further, these issues have exacerbated the effects of COVID-19 and created supply chain bottlenecks in the movement of goods between Canada and the PRC. The Company currently holds letters of intent for potential future sales with two Chinese state-owned enterprises representing 120 metric tons and 500 metric tons respectively. In the event that trade relations deteriorate between the PRC and Canada, or Canada succumbs to trade pressures under the USMCA resulting in restrictions to Canada-PRC trade, this would have a material adverse effect on the Company’s ability to generate revenue in 2023. Our sales, financial condition, results of operations and cash flows would be adversely affected.

[1]	https://www.amnesty.org/en/location/asia-and-the-pacific/east-asia/china/report-china/.
[2]	https://www.ualberta.ca/china-institute/research/analysis-briefs/2022/2022-q1.html.
[3]	https://www.cigionline.org/articles/could-usmca-hinder-future-trade-deals/.
[4]	https://www.wilsoncenter.org/blog-post/chinas-strategic-calculations-russia-ukraine-war.

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The laws of Canada may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Company Bylaws that were amended and restated by the shareholders on July 18, 2022 as part of the Company’s continuance from British Columbia, Canada, to Alberta, Canada. We are also governed by the ABCA. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Canadian law are to a large extent governed by the common law of Canada. The common law in Canada is derived in part from judicial precedent in Canada and from English common law. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of Canada. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Canadian law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In particular, Canada has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Our Intellectual Property

Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.

Our ability to compete effectively depends in part on our ability to obtain, maintain, and protect our patents, trade secrets, proprietary information, and other intellectual property rights. We rely on a combination of trade secret, patent, trademark, and copyright laws, as well as contractual restrictions and physical security measures, to protect our proprietary information and other intellectual property rights.

Where we believe patent protection is not appropriate or obtainable, we rely on trade secret laws and practices to protect our proprietary technology and processes, including physical security, limited dissemination and access and confidentiality agreements with our employees, customers, consultants, vendors, business partners, potential licensees and others, to protect our trade secrets and other proprietary information. However, trade secrets are difficult to protect, and courts outside of Canada may be less willing to protect our trade secrets. There can be no assurance that our protective measures will effectively prevent disclosure or unauthorized use of proprietary information or provide an adequate remedy in the event of misappropriation, infringement, or other violations of our proprietary information and other intellectual property rights.

Existing laws afford only limited protection for our intellectual property rights. Despite our efforts, we may not be able to protect some of our technology, or the protection that we receive may not be sufficient. We face additional risks that our protective measures, including our patents and trademarks, could prove to be inadequate, including:

•	the steps we take to prevent circumvention, misappropriation, or infringement of our proprietary rights may not be successful;

•	confidentiality agreements may be intentionally or unintentionally breached, be deemed unenforceable, or not provide adequate recourse against the disclosing party;

•	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;

•	patent or trademark rights may not be granted or construed as we expect, or may be challenged, narrowed, or invalidated;

•	intellectual property protection, including patents, may lapse or expire which may result in key technology becoming widely available which may hurt our competitive position;

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•	effective protection of intellectual property rights may be unavailable or limited in some countries in which we operate or plan to do business;

•	third parties may independently develop or obtain comparable information and technology, and in some jurisdictions, obtain intellectual property protection for such technology; and

•	third parties may commercialize our products in countries in which we do not have adequate intellectual property protection.

From time to time, we may seek to enforce our intellectual property and proprietary rights against third parties. Policing unauthorized use of intellectual property can be difficult and expensive. We may not be successful in our attempts to enforce our intellectual property rights against third parties. While the Company has intellectual property insurance through the IAC, any such litigation may result in substantial diversion of financial and management resources and, if decided unfavorably to us, could have a material adverse effect on our business and financial results.

Efforts to protect our intellectual property rights and to defend claims against us could increase our costs and will not always succeed; any failures could adversely affect sales and profitability and restrict our ability to do business.

intellectual property rights are crucial to maintaining our competitive advantage and growing our business. We endeavor to obtain and protect our intellectual property rights which we feel will allow us to retain or advance our competitive advantage in the marketplace. However, there can be no assurance that we will be able to adequately identify and protect the portions of intellectual property which are strategic to our business, including, without limitation, IP related to ASAC and ESAC technology which remains under development and a key part of our strategy. Generally, when strategic intellectual property rights are identified, we will seek formal protection in jurisdictions in which our products are produced or used, jurisdictions in which competitors are producing or importing their products, and jurisdictions into which our products are imported. Different nations may provide limited rights and inconsistent duration of protection for our products. Additionally, we may be unable to obtain protection for or defend our intellectual property in key jurisdictions. For example, the patent prosecution and enforcement system within China is less mature than the systems in other jurisdictions and therefore we may be more limited in our ability to enforce our rights. This disadvantage would likely be compounded by the challenge of any enforcement attempts by us as a foreign entity seeking protection against a Chinese company infringing on our intellectual property in China.

Even if protection is obtained, competitors or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent or detect. For example, a certain portion of our IP portfolio is related to unique process steps performed during the manufacture of our products which are not readily recognizable in the physical embodiment of the final product. It may be difficult to identify and prove that a competitor is infringing on our rights to such process steps. Further, we are required to divulge certain of our intellectual property to our business partners to enable them to provide quality products or raw materials to us or enable the exploitation and success of strategic partnerships. To the extent that such disclosure occurs in China or other jurisdictions in which the ability to protect intellectual property is more limited, existing or new competitors in this region could begin to use our intellectual property in the development of their own products, which could reduce our competitive edge. Even in jurisdictions in which intellectual property is highly valued, and therefore protected, the financial burden of asserting or defending our intellectual property rights could prove to be cost prohibitive for us thereby putting us in a position in which we must sacrifice our competitive edge.

In addition, because of the rapid pace of technology advancements, and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents stemming from pending patent applications that were unknown to us prior to issuance of the patents. This could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain a license or cease using the technology, no matter how valuable to our business. We may not be able to obtain such a license on acceptable terms. The extent to which we succeed or fail in our efforts to protect our intellectual property will affect our financial condition and results of operations.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States, and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider having commercial value or that will likely give us a technological advantage. We own patent applications for technologies relating to ASAC invention in Canada, the United States, China and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

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A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure you that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure you that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. In addition, while we generally enter into confidentiality and non-disclosure agreements with our employees, consultants, contract manufacturers, distributors and dealers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

•	our confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

•	disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

•	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure you that we will be successful in protecting, maintaining, or enforcing our intellectual property rights. If we are not successful in protecting, maintaining, or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

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We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we can. Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our reputation with customers;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure you that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently own intellectual property directed to our product candidates and other proprietary technologies, including our technology platform. Other super activated carbon companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater technology development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

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Moreover, some of our owned and in-licensed patents or patent applications or future patents may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned and in-licensed patents maybe subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our Company or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ and may employ individuals who were previously employed at other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In Canada, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our product candidates, when the terms of all patents covering a product expire, our business may become subject to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our product candidates may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or Europe. These products may compete with our product candidates, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our or our licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions including European countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the Canadian government, such that our licensors are not the sole and exclusive owners of the patents we may in-license in the future. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Common Shares and this Offering

The initial public offering price for our Common Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Common Shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Common Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Common Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

There has been no prior public market for our Common Shares, the stock price of our Common Shares may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Common Shares prior to this offering. The initial public offering price for our Common Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Common Shares following this offering. If you purchase shares of our Common Shares in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our Common Shares may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. Further, an inactive market may also impair our ability to raise capital by selling shares of our Common Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•	the published opinions and third-party valuations by banking and market analysts;

•	our failure to achieve product development goals in the timeframe we announce;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float;

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•	political uncertainty and/or instability in Canada;

•	the ongoing and future impact of the COVID-19 pandemic; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Our principal shareholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to shareholder approval.

As of          , 2022 our executive officers, directors, 5% shareholders and their affiliates beneficially owned approximately 89.7% of our voting stock and, upon closing of this offering, that same group will beneficially own approximately           % of our outstanding voting stock, assuming no purchases of any shares of Common Shares in this offering pursuant to the contemplated directed share program or otherwise. Therefore, even after this offering, these shareholders will have the ability to influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Common Shares that you may believe are in your best interest as one of our shareholders.

Substantial amounts of our outstanding Common Shares may be sold into the market when lock-up periods end. If there are substantial sales of our Common Shares, the price of our Common Shares could decline.

The price of our Common Shares could decline if there are substantial sales of our Common Shares, particularly sales by our directors, executive officers and significant shareholders, or if there is a large number of our Common Shares available for sale and the market perceives that sales will occur. After this offering, we will have            outstanding shares of our Common Shares, based on the number of Common Shares outstanding as of     , 2022. All of the Common Shares sold in this offering will be available for sale in the public market. Substantially all of our outstanding Common Shares are currently restricted from resale as a result of lock-up agreements, as more fully described in the section of this prospectus titled “Shares Eligible for Future Sale.” These shares will become available to be sold 180 days after the date of this prospectus, in addition to shares issuable pursuant to outstanding warrants. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

After the completion of this offering, certain of our shareholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders, subject to lock-up agreements. We also intend to register Common Shares that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing lock-up agreements. The underwriters of this offering may, in their discretion, permit our shareholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of our Common Shares could decline as a result of the sale of a substantial number of our Common Shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If you purchase our Common Shares in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price is substantially higher than the pro forma net tangible book value per share of our Common Shares of $            per share as of     , 2022. Investors purchasing Common Shares in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing Common Shares in this offering will incur immediate dilution of $           per share, based on the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. See “Dilution.”

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We do not intend to pay dividends on our Common Shares so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their stock.

We have broad discretion in the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree, and such use may not produce income or enhance the value of our Common Shares.

Our management will have considerable discretion in deciding how to apply the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the price of our Common Shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Should our Common Shares not qualify for an exemption from being classified as a “penny stock,” the ability of shareholders to sell our Common Shares in the secondary market will be limited should our Common Shares not be listed on a national securities exchange.

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price, as defined, of less than $5.00 per share, or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on a national securities exchange. Should our Common Shares not be quoted on a national exchange such as Nasdaq and have a market price less than $5.00 per share, they will be subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For example, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transactions prior to the purchase. Additionally, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriters, and current quotations for the securities, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The “penny stock” rules, may restrict the ability of our shareholders to sell our Common Shares in the secondary market.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. We do not have any business interruption insurance, or key-man life insurance. Any business interruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

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During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

Investors may purchase our Common Shares to hedge existing exposure in our Common Shares or to speculate on the price of our Common Shares. Speculation on the price of our Common Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our Common Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Shares for delivery to lenders of our Common Shares. Those repurchases may in turn, dramatically increase the price of our Common Shares until investors with short exposure are able to purchase additional Common Shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our Common Shares that are not directly correlated to the performance or prospects of our Common Shares and once investors purchase the Common Shares necessary to cover their short position the price of our Common Shares may decline.

The trading price of our Common Shares may be volatile, which could result in substantial losses to you.

The trading prices of our Common Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors towards U.S.-listed companies, which consequently may affect the trading performance of our Common Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies may also negatively affect the attitudes of investors towards companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Common Shares.

In addition to the above factors, the price and trading volume of our Common Shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	variations in our revenue, profit, and cash flow;

•	changes in the economic performance or market valuations of other technological logistic services providers;

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•	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	detrimental negative publicity about us, our services, our customers, our officers, directors, principal shareholders, other beneficial owners, our business partners, or our industry;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	litigation or regulatory proceedings involving us, our customers, our officers, directors, or principal shareholders;

•	release or expiry of lock-up or other transfer restrictions on our outstanding Common Shares; and

•	sales or perceived potential sales of additional Common Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Common Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Shares.

Our Common Shares may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated or disproportionate to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Common Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares. In addition, investors in our Common Shares may experience losses, which may be material, if the price of our Common Shares declines after this offering or if such investors purchase our Common Shares prior to any price decline.

Our pre-offering shareholders will be able to sell their Common Shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

           of our Common Shares are issued and outstanding before this offering. Our pre- offering (“pre-offering”) shareholders, the “Beneficial Owners,” may be able to sell their Common Shares under Rule 144 after the completion of this offering. Because these shareholders have paid a lower price per Common Share than participants in this offering, when they are able to sell their pre-offering shares under Rule 144, they may be more willing to accept a lower sales price than the initial public offering price. This fact could impact the trading price of the Common Shares following the completion of this offering, to the detriment of participants in this offering. Under Rule 144, before the Beneficial Owners can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Common Shares to be sold pursuant to Rule 144 during the pendency of this offering.

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Risks Related to Being a Foreign Private Issuer

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations and the price of our Common Shares, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that constitutes passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

There could be adverse tax consequences for our shareholders in the United States if we are a passive foreign investment company.

Under United States federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to United States shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure you that we will not be a PFIC in the future. United States purchasers of the Common Shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our Common Shares if we are considered to be a PFIC.

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If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our stock, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group. Because our group includes U.S. subsidiaries, some or all of our non-U.S. subsidiaries will be treated as CFCs even if we are not a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may subject a United States shareholder to significant monetary penalties.

We cannot provide any assurance that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and taxpaying obligations applicable under the controlled foreign corporation rules of the Code. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. holders should consult their tax advisers regarding the potential application of these rules to their investment in our Common Shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Accordingly, there may be less publicly available information concerning us than there would be if we were not a foreign private issuer.

Furthermore, our shares are not listed, and we do not currently intend to list, our shares on any market in Canada, our country of incorporation. As a result, we are not subject to the reporting and other requirements of listed companies in Canada, other than those requirements that apply to Canadian companies generally. Accordingly, there will be less publicly available information concerning our Company than there would be if we were a public company organized in the United States.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may not afford the same protection to shareholders as Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are permitted to follow the ABCA with regard to certain aspects of corporate governance in lieu of certain requirements under the Nasdaq listing standards. Some corporate governance practices under Canadian law and the ABCA may differ from Nasdaq corporate governance listing standards. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may not be afforded the same protection under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management”.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors;

•	require non-management directors to meet on a regular basis without management present;

•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

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•	have an independent nominating committees;

•	solicit proxies and provide proxy statements for all shareholder meetings; and

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of Common Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of the date of the prospectus, we estimate that            % of our outstanding Common Shares are held by U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers and to prepare our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

Nasdaq may not continue to list our Common Shares on its exchange, which could limit the ability of investors to make transactions in our Common Shares and subject us to additional trading restrictions.

To continue listing our Common Shares on Nasdaq, we are required to demonstrate compliance with the Nasdaq’s continued listing requirements. There can be no assurance that we will be able to meet Nasdaq’s continued listing requirement or maintain other listing standards. If our Common Shares are delisted by Nasdaq, and it is not possible to list the Common Shares on another national securities exchange, we expect the Common Shares to be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a less liquid trading market for our Common Shares;

•	more limited market quotations for our Common Shares;

•	determination that the Common Shares are “penny stocks” that requires broker to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	more limited research coverage by securities analysts;

•	loss of reputation;

•	more difficult and more expensive equity financings in the future; and

•	decreased ability to issue additional securities or obtain additional funding in the future.

The U.S. National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our Common Shares remain listed on Nasdaq, such shares will be covered securities. Although U.S. states are preempted from regulating the sale of our Common Shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our Common Shares were no longer listed on Nasdaq and therefore not “covered securities,” we would be subject to regulation in each state in which it offers the securities.

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We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and intend to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not utilize the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile. We may utilize these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of the effectiveness of the registration statement of which this prospectus forms a part occurs.

General Risk Factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, such as U.S. and Canadian laws and regulations, impose various requirements on public companies (including companies listed on Nasdaq), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect that we will need to hire additional accounting, finance, compliance and other personnel or engage outside consultants in connection with becoming, and our efforts to comply with the requirements of being, a public company and its management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to it as a public company may make it more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on its board of directors, its committees, or as executive officers.

We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Common Shares, fines, sanctions and other regulatory action and potentially civil litigation.

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Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Further, in connection with the audit of our financial statements for the years ended December 31, 2021 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting.

We anticipate that the process of remediating the before mentioned material weakness in our internal control over financial reporting and building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. We expect that we will need to implement a new internal system to combine and streamline the management of our financial, accounting, human resources and other functions. However, such a system would likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. We intend to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.”

Changes to tax laws may have an adverse impact on us and holders of our Common Shares.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws, or changes in the administrative pronouncements made, or positions taken, by the Canada Revenue Agency (“CRA”) may have a material adverse effect on us. In addition, tax authorities could disagree with us on tax filing positions taken by us and any reassessment of our tax filings could result in material adjustments of tax expense, income taxes payable and deferred income taxes.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws or changes in the administrative pronouncements made, or positions taken, by the CRA, may also have a material adverse effect on our shareholders and their investment in our Common Shares. Purchasers of our Common Shares should consult their tax advisors regarding the potential tax consequences associated with the acquisition, holding and disposition of our Common Shares in their particular circumstances.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest several geographic areas in the world, which have resulted in volatility in financial and other markets. There have also been concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenue for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

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If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing facility procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about our business, our stock price and trading volume could decline.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Common Shares would be negatively affected. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavourable research about our business, our Common Shares price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause our Common Shares price and trading volume to decline.

We indemnify our directors and officers against liability, and this indemnification could negatively affect our operating results.

In accordance with our bylaws, we indemnify our officers and our directors for liability arising while they are carrying out their respective duties. Our bylaws also allow for reimbursement of certain legal defenses. In addition to this, we intend to provide insurance to our directors and officers against certain liabilities. The costs related to such indemnification and insurance coverage, if either one of them or both were to increase, could materially adversely affect our operating results and financial condition.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Common Shares.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, including statements included or incorporated by reference in this prospectus, are not statements of historical fact and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are intended to be protected by the safe harbor provided by such provisions. These forward-looking statements reflect our current expectations and views of future events and are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may,” or similar expressions, or the negatives thereof, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our relationships with customers, suppliers, investors, borrowers and partners;
•	our future business development, results of operations and financial condition;
•	competition in our industry;
•	relevant government policies and regulations governing our business and industry;
•	our proposed use of proceeds from this offering;
•	general economic and business conditions in China and elsewhere; and
•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary-Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our Common Shares of approximately $          , based upon an issuance of            Common Shares at an assumed initial public offering price of $           per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional Common Shares is exercised in full, we estimate, based on the assumptions stated above, that we will receive net proceeds of approximately $          , after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $           million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Based upon the assumptions stated above, we intend to use the net proceeds of this offering (totaling approximately $10 million) as follows:

Use of Net Proceeds Approximately in US$
Expansion of the Nisku, Alberta, Canada ASAC manufacturing facility	3,700,000
ESAC pilot project	2,600,000
Working Capital	2,500,000
Sales and Marketing	800,000
Research and Development	400,000
Total	10,000,000

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We have never declared or paid any dividends on our Common Share. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth. Any future determination to declare cash dividends, if any, will be made at the discretion of our Board, subject to applicable laws, and will depend on a variety of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, business prospects, general business or financial market conditions and other factors that our Board may deem relevant.

Under the ABCA, we may not declare or pay a dividend if there are reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.

CAPITALIZATION

The following table sets forth our capitalization as of     , 2022:

•	On an actual basis;

•	On a pro forma basis to give effect to the issuance of Common Shares by us upon the automatic conversion of the Notes in the total outstanding principal amount and accrued interest of $ ; and

•	On a pro forma basis to give effect to the issuance of Common Shares by us in this offering at the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated offering expenses and assuming that the underwriters do not exercise their over-allotment option.

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You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. See “Use of Proceeds” and “Description of Share Capital.”

	December 31, 2021				Pro Forma
	Actual		Pro Forma(1)		As Adjusted(1)(2)

Bank loans – current and noncurrent	$		$
Shareholder’s Equity:
Common Shares, no par value
Contributed surplus
Retained earnings
Accumulated other comprehensive income
Total shareholders’ equity attributable to the Company
Noncontrolling interest
Total shareholders’ equity
Total capitalization		$—		$—	$—

(1)	The number of issued and outstanding shares as of , 2022 excludes shares of Common Shares reserved for issuance under our incentive option plan, Common Shares issuable upon the exercise of the underwriter’s over-allotment option and Common Shares issuable upon the exercise of the Representative’s Warrant ( shares if the underwriters exercise their option to purchase additional shares in full).

(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of our Common Shares offered by us would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $ , assuming an initial public offering price of $ (the midpoint of the price range set forth on the front cover page of this prospectus) after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of our Common Shares that would be outstanding after this offering is based on            shares of our Common Shares outstanding as of      , 2023, assuming the sale of            Common Shares.

DILUTION

If you invest in our Common Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Common Share and the pro forma as adjusted net tangible book value per Common Share after the offering. We calculate our historical net tangible book value per share by dividing our total tangible assets less our total liabilities by the number of our outstanding Common Shares. After giving effect to the issuance of            shares of Common Shares upon the conversion of the Notes, our pro forma net tangible book value as of December 31, 2021 would have been $           or approximately $           per share of our Common Share.

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After giving effect to the pro forma adjustments set forth above and the issuance of            shares in this offering at an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the front cover page of this prospectus) for net proceeds of approximately $           our pro forma as adjusted net tangible book value as of December 31, 2021 would have been $           or approximately $            per share of our Common Share. This represents an immediate increase in pro forma net tangible book value per share of $           to the existing shareholders and an immediate dilution in pro forma net tangible book value per share of $          . The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2021	$
Increase in pro forma net tangible book value per share attributable to the offering
Pro forma as adjusted net tangible book value (deficit) per share as of December 31, 2021
Dilution in pro forma as adjusted net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value by $           million, the pro forma as adjusted net tangible book value per share after this offering by $           per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $           per share, assuming that we will issue            Common Shares in this offering and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $           per share and the dilution to new investors would be $           per share.

We may also increase or decrease the number of shares we are offering. A one million share increase in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share by $           and decrease the dilution per share to investors participating in this offering by $          , assuming the assumed initial public offering price of $           per share remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. A one million share decrease in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $           and increase the dilution per share to new investors participating in this offering by $          , assuming the assumed initial public offering price of $           per share remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following charts illustrate our pro forma as adjusted proportionate ownership, upon completion of this offering by present shareholders and investors in this offering, compared to the relative amounts paid by each, assuming the sale of Common Shares at an assumed public offering price of $           per share. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering for the assumed number of Common Shares at the assumed offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from this offering.

	Shares Purchased			Total Consideration			Average Price
	Amount (#)	Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing shareholders			%			%
New investors			%			%
Total			%			%

The table below shows what happens when over-allotment option is exercised, based upon the same assumptions stated above:

	Shares Purchased			Total Consideration			Average Price
	Amount (#)	Percent (%)		Amount ($)	Percent (%)		Per Share ($)

Existing shareholders			%			%
New investors			%			%
Total			%			%

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If the underwriters’ over-allotment option of            shares is exercised in full, the number of shares held by existing shareholders would be reduced to           % of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors would be increased to            shares, or           %, of the total number of shares outstanding after this offering.

The number of shares of our Common Shares reflected in the discussion and tables above is based on            Common Shares outstanding as of December 31, 2021.

The pro forma and pro forma as adjusted information discussed above is illustrative only. Our pro forma and pro forma as adjusted net tangible book values following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Common Shares and other terms of this offering determined when this offering goes effective.

The extent that outstanding options or warrants, if any, are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) details our financial condition, results of operations and cash flows for the years ended December 31, 2021 and 2020 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020. The financial statements have been prepared in Canadian dollars in accordance with IFRS and under supervision of auditors accredited by the Public Company Accounting Oversight Board (“PCAOB”).

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a reverse split of our Common Shares at an approximate rounded ratio of 1-for-0.6445 per share on December 25, 2021 and a subsequent reverse split of our Common Shares at an approximate rounded ratio of 1-for-0.51 share on December 31, 2022 as a pre-offering consolidation. The split has not been applied retrospectively, however they will be applied retrospectively upon the Company completing its year-ended 2022 Consolidated Financial Statements.

This MD&A contains forward-looking information and forward-looking statements that reflect our plans, estimates and beliefs and are based on certain expectations, projections and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. This information is subject to a number of risks and uncertainties which may contribute to these differences including those listed below and elsewhere in this prospectus, particularly in the “Risk Factors” section. For additional information refer to the “Special Note Regarding Forward-Looking Statements.”

Overview

AdvEn is completing the construction of an approximately 36,000 square foot activated carbon manufacturing, electrode pilot plant, and research facility in Nisku, Alberta, Canada. The Nisku plant, once completed, is designed to manufacture up to 1,200 metric tons of the Company’s patented ASAC produced from oil and gas refinery residues, petroleum and bio-diesel by-products and bitumen. We received non-dilutive, and non-repayable, financial support from the Alberta and Canadian governments (Alberta Innovates and Sustainable Development Technology Canada respectively) for this capital project. ASAC will be available in both powdered and granular forms. It will be primarily used in super capacitor manufacturing, pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection and in food and beverage production. Buyers of ASAC-like materials for super capacitors include TDK Global, KEMET, Kyocera AVX, Eaton, Cornell Dubilier, Maxwell Technologies and others. All major pharmaceutical companies use super activated carbon for purification and some use it as an additive to various formulations.

We have commenced work in 2022 on a dry ESAC pilot project co-domiciled in Nisku. The installation involves the use of proprietary mixing and rolling systems, installed in a prefabricated clean room engineered to virtually eliminate airborne particulates, and the processing of up to 15 meters per second of electrode film using AdvEn’s patented ESAC technologies. This project is supported by the National Research Council of Canada through its Industrial Research Assistance Program. Unlike slurry coating systems, ESAC fabrication requires no solvents or volatile chemicals, fewer manufacturing steps with less equipment, and consumes less electricity and water – thereby creating a significant reduction in greenhouse gas emissions and improving sustainability. ESAC has applications in super capacitors, lithium ion batteries, sodium batteries and next generation battery systems currently employed in, or in development by, automotive manufacturing, transportation utilities and clean energy applications.

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We also have a pipeline of advanced technologies under various stages of research and development including carbon black, hard carbon for electrode production, a specialized carbon for enhanced gaseous CO2 capture applications, and other applications. See page        of the “Business” section.

AdvEn’s primary raw materials are sourced from one of the seven oil and gas refineries in western Canada in close proximity to the Nisku plant. AdvEn also sources raw materials from different chemical manufacturers which, when combined, are used for the Company’s proprietary ASAC and ESAC processes.

AdvEn’s first main product will be ASAC produced to conform to our customer’s specifications in batches. Our ASAC customers are primarily direct activated carbon companies that utilize ASAC directly in their manufacturing processes; and wholesale distributors. The Company expects its customers to be based in Canada, the United States, Europe and the PRC and it intends to use export insurance for its international distribution. The primary end users of our ASAC will be super capacitor manufacturers, advanced battery manufacturers, anode materials companies and manufacturers, pharmaceutical companies, agricultural companies, companies engaged in environmental protection, and companies using advanced carbon filtration for liquids and gases in their industrial processes. In addition, AdvEn has provided activated carbon related research services to two major oil companies of approximately $187,000 in 2021 ($11,000 in 2020). The technical services we provided included sample testing and the viability of using certain materials for ASAC production. We expect to continue to provide similar technical services to Suncor and the Company’s other customers from time-to-time if requested. The Nisku plant has been characterized as a “demonstration plant,” however management projects the cash flow generated by sales of ASAC will eventually finance its ongoing current and future operations.

In total, the Company received $4.8 million from grants, subsidies and tax credits from the Canadian and Alberta governments accounted for during 2021 including:

(in ‘000s, except as noted)	Type	Amount Received		Amount Repayable
Alberta Innovates	Grant	$2,145	$	Nil
Sustainable Development Technology Canada	Grant	1,448		Nil
Scientific Research and Experimental Development	Tax Credit	1,028		Nil
Canada Emergency Business Account	Interest Free Loan	60		40
Industrial Research Assistance Program	Subsidy	78		Nil
Total		$4,759		$40

AdvEn also reported a 2021 working capital deficit of approximately $1.8 million largely due to the carrying value of its bridge financing Notes of $3.5 million. These notes are interest bearing at 10% per annum on a one-year term and are convertible into the common shares of the Company at a 35% discount to the price of shares established for its initial public offering. Subsequent to the period, the holder of the related party promissory note converted its note to participate in the bridge financing on favorable terms to the original note which, on an adjusted basis for December 31, 2021, increases the Notes to CDN$3.9 million.

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On an adjusted basis, assuming conversion of some or all of the notes, the working capital as at December 31, 2021 would be as follows:

(in ‘000s, except as noted)	50% Conversion	100% Conversion
Year ended December 31, 2021
Initial working capital	$(1,695)	$(1,695)
Plus: share conversion	1,973	3,945
Adjusted working capital following note conversion as at December 31, 2021	$278	$2,253

Select Financial Highlights

Financial Results

The following tables summarize AdvEn’s financial results from operations.

	Years ended December 31,
(in ‘000s, except as noted)	2021		2020		Change

Revenue	$	nil	$	nil	nil
Loss from operations		$(3,647)		$(837)	-336%
Net loss and comprehensive loss		$(3,221)		$(872)	-95%
Weighted avg. common shares outstanding basic and dilutive		25,585		20,849	23%

Financial Position

As at December 31, (in ‘000s, except as noted)	2021	2020

Cash and cash equivalents	$2,720		$9
Working capital	$(1,695)		$1,276
Total assets	$11,001		$2,740
Long term liabilities	$4,275		$25

Common Shares and other securities outstanding:
Common Shares	32,750		23,763
Notes	$3,219	$	nil
Options	731		42

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Mission and Vision

Our mission is to create value through the commercialization of carbon-centric advanced technologies utilizing industrial by-products; converting refinery residues into non-combustible materials for energy storage and a clean environment.

Our vision is to become the world’s leading producer of carbon-based precursors for energy storage and clean environment applications with superior technical performance, market-compatible prices and sustainability, and maintain a nimble culture centered on innovation, inclusiveness, and unconditional positive regard.

Growth Strategies

Increase the Capacity of ASAC Production. Since the demand for super activated carbon for clean energy devices in general has been increasing in recent years and is forecasted to continue to grow into the future, AdvEn’s facility in Nisku was specifically designed to allow for an increase in production from its initial capacity of 400 metric tons per year to 1,200 metric tons per year. Recent advances in the technology from AdvEn’s research and development efforts have shown that the Company may be able to increase its production capacity by up to 33% through process optimization using the existing plant design and equipment resulting in a total capacity from the Nisku facility of up to 1,200 metric tons. The Company is also currently exploring opportunities to blend its ASAC products with third-party suppliers where the technical requirements of customers fall below AdvEn’s production standards thereby increasing supply. AdvEn will use some proceeds from this and subsequent offerings to commence the engineering design work for a 10,000 metric ton ASAC manufacturing facility which the Company intends to finance separately in 2023.

Establish and Grow its Customer Base. AdvEn has secured several letters of intent from customers in aggregate representing approximately 2,270 metric tons of ASAC sales. The Company is currently re-confirming the commitment and will be engaging with each firm to send samples in the 1st quarter of 2023. Proposed volumes include: Tianjin Lishen Battery Joint-Stock Co., Ltd. (Tianjin, China) – 120 metric tons per annum; Changchun Meihe Science and Technology Development Co. (Changchun, China) – up to 500 metric tons initially expanding to 2,000 metric tons per annum thereafter; and Flow Filters Corp. (Ontario, Canada) – up to 150 metric tons per annum. In addition to direct sales, AdvEn intends to establish 3rd party distribution channels with well-established distributors once its production capacity exceeds initial orders.

Focus on Products with Growing Demand. Due to the rapid development of industrial technology, stricter environmental protection regulations and increased attention to food safety, there has been increased demand for super activated carbon used in electrical storage; electronics; environmental hazard mitigation; water, food and beverage industries; and as raw materials, intermediates and finished products for pharmaceutical applications. AdvEn believes it is well-positioned to meet each of these growing areas of demand. We will seek to continue our innovative approach, while ensuring reliability and efficiency in the delivery supply chain, with a virtually unlimited supply of raw materials. We will continue designing and manufacturing super activated carbon products for use in a broad range of applications, while maintaining a diversified customer base and product line. AdvEn will seek to focus on its products with growing demand and high margins; and capitalize on opportunities to increase revenue and profitability.

ESAC Pre-Production Pilot. The Company is taking a technology forward approach to the market and is investing in the pre-production pilot of its breakthrough ESAC dry electrode technology which will produce up to 15 meters per second of electrode film for customer testing and validation; and for early pre-sales of material. In laboratory conditions, ESAC has been produced with a simplified and more efficient manufacturing process that conventional slurry electrode production resulting in a lower energy consumption of up to 90%; and less equipment and capital cost to produce. ESAC has also demonstrated an increase in active material loading and energy density when compared to the slurry method of production. AdvEn plans to introduce ESAC to primary end-users such as auto manufacturers, OEMs and well-established research institutes in the interest of developing a collaborative model with existing industry participants.

Continued Research and Development. In addition to its ESAC pilot, we have a pipeline of technology development and is seeking new proprietary applications for its existing products, technologies and processes. In addition, as part of its introduction to industry partners, AdvEn plans to increase its research and development efforts and develop more efficient methods for producing super activated carbon thereby increasing the sustainability of its materials business. We have been working on the applications for our product using alternative raw materials including recycled oils and liquid biomass. We are seeking to reduce our reliance on a single source of raw materials and expand our network of suppliers within Canada and the U.S. in order to plan for larger scale production facilities.

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Explore New Business Opportunities. We have been monitoring possible business opportunities related to electrode and activated carbon industries including the super capacitor; battery business; pharmaceuticals, and in the environmental restoration business including water and air purification. In the long-term, we plan to strategically establish or acquire companies that use activated carbon as raw materials either directly or acting as distributors. We do not plan to use the net proceeds from this offering to fund these long-term plans and have not entered into any binding agreement for any acquisition nor identified any definite acquisition target. By expanding our business vertically in the super activated carbon industry, we hope to increase our pricing power and minimize supply chain risks in our Super Activated Carbon Production business.

Factors Affecting our Results of Operations

Impact of COVID-19 Outbreak

In December 2019, COVID-19 was first identified in Wuhan, the PRC. On March 11, 2020, the World Health Organization (“WHO”) declared COVID-19 a pandemic – the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant government measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The during this period, the Canadian government ordered quarantines, travel restrictions, and the temporary closure of restaurants, stores and other facilities.

Similarly, the Chinese provinces surrounding Shanghai, where AdvEn acquired the majority of its equipment, were subject to a travel quarantines, power restrictions, the temporary closure of stores and manufacturing facilities and shelter-in-place orders that restricted access to equipment manufacturing facilities by workers.

Shanghai and nearby provinces were limited in their power consumption from September through October 2021 which caused significant delays in manufacturing of equipment. COVID-19 related interruptions also impacted manufacturers’ ability to access steel and raw materials further delaying manufacturing. Manufacturing delays combined with measures to combat COVID-19, equipment orders made in 2021 were pushed six to eight months into 2022 and resulted in operating and shipping cost overruns. Although the manufacturing, shipping and transportation have started to recover since the end of December, 2021, construction of the Company’s plant in Nisku, Alberta and been delayed more than six months and is an estimated $2.8 million over the original capital budget of $13.3 million (21% overrun) which has materially affected our cash flows, financial and operating results. The Company requires additional investment capital to complete the plant and commence operations.

While the Company does not foresee any additional impacts on the construction project in Nisku, the impact has delayed forecasted production and revenue targets for 2022 into 2023. Any additional impact from COVID-19 or other global pandemics may further impact our plant commissioning and production of products, conversion of customers into sales and delay the Company’s business plans.

Government policies may impact our business and operating results.

We have not seen any negative impact of unfavorable government policies upon our business directly. However, our business and operating results will be affected by the overall economic growth and government policies in Canada as it relates to international business relationships, in particular with the United States (“US”), the PRC and European countries. The conflict between the Russian Federation (“Russia”) and Ukraine put negative pressure on the North American capital markets which negatively impacted the Company’s sector peers. The conflict has also put increased world scrutiny on the relationship between PRC and the Republic of China (“Taiwan”). The response to global issues by the Canadian and US governments could reduce demand for the Company’s products among identified potential customers and could materially and adversely affect our results of operations. However, the Company will seek to make adjustments as required if and when government policies shift.

In addition, AdvEn is reliant on access to refinery residues and/or bitumen once its Nisku facility is completed. While the Company uses these industrial by-products to produce non-combustible super activated carbon products for the electrical and environmental industries, a change in government policy regarding the mining and handling of this material would materially and adversely affect our results of operations. Currently, both the Alberta and Canadian governments have supported the Nisku project by providing grants and grant commitments totaling approximately CDN$7.7 million.

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Exchange rate fluctuations may significantly impact our business and profitability

The majority of our major equipment is purchased from the PRC and some of the chemicals used in our activation process are also purchased from the PRC, using both RMB and United States currency. Thus, our cost of expansion, operating costs and operating results matt be impacted by exchange rate fluctuations between RMB, US dollars and Canadian dollars. For the 12 months ended December 31, 2021 and 2020, the Company had an unrealized foreign currency translation loss of $81,073 and $7,894 respectively, because of changes in the exchange rates.

Access to additional investment capital

AdvEn is reliant on access to investment capital to complete and commercialize its ASAC and ESAC technologies and the accompanying Consolidated Financial Statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is focused on raising additional capital to complete the Plant in order to research, develop and commercialize ASAC, ESAC and other industry-leading technology. The Company’s ability to continue as a going concern is dependent on accessing additional funding and support from investors and government agencies. The financial statements and this MD&A do not reflect adjustments in the carrying value of the assets and liabilities, the reported expenses and losses, and the statement of financial position classifications that would be necessary if the going concern assumption were not appropriate.

Selected Annual Information

(in ‘000s, except as noted)	2020	2019

Revenue	$-	$-
Loss from operations	$(837)	$(2,630)
Net loss and comprehensive loss	$(872)	$(2,621)
Earnings per share
Total assets	$2,740	$505
Total non-current liabilities	$25	$36
Weighted avg. common shares outstanding	20,849	5,621
Common shares outstanding	23,763	19,892

Results of Operations

	Year ended December 31,		Variance
(in ‘000s)	2021	2020	Amount	Change

Revenue	$-	$-	$-	-

Expenses:
Stock based compensation	1,527	-	1,527	n/a
Bad debt expense	553	-	553	n/a
Legal fees	454	9	445	4,944%
Consulting fees	353	-	353	n/a
Research and development	243	554	(311)	-56%
Depreciation:
Right of use assets	179	74	105	142%
Property, plant and equipment	172	113	59	52%
Accounting and audit fees	78	49	29	59%
General and administration	42	14	28	200%
Sales and marketing	28	15	13	87%
Insurance	17	9	8	89%
Loss from operations:	(3,647)	(837)	2,809	336%

Other items:
Finance expenses	295	40	255	638%
Loss on foreign exchange	81	8	73	913%
Change in fair value	3	-	3	n/a
Government grants	(717)	-	(717)	n/a
Government subsidies	(88)	(12)	(76)	633%
Total loss and comprehensive loss:	(3,221)	(872)	2,347	269%

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During the period ending December 31, 2021, AdvEn incurred a loss from operations of $3.6 million ($837,000 in 2020) resulting primarily from its employee retention strategies in the form of $1.5 million in stock based compensation which was measured at fair value as at December 31, 2021 (2020 nil); $553,000 in bad debt expense (2020 nil) resulting from the write-down of funds advanced to continue the operations of technology spinout companies AdvEn Solid Bitumen Inc. and Tangold Inc.; a spike in legal and consulting fees to $807,000 (2020 $9,000) due to legal support required for two financings, pursuit of government grants, two technology spinout transactions spanning 11 months, and the share exchange between AdvEn Industries Inc. and AdvEn Inc. (formerly Nano Innovations Inc.); and depreciation.

Stock-based Compensation

AdvEn awarded 2,968,756 share purchase options at a weighted average exercise price of $0.11 per share as performance awards to the Chief Technology Officer and two companies controlled by the Chief Executive Officer during the period from January 1, 2021 through December 31, 2021 (2020 nil). On August 31, 2021, the directors of AdvEn Inc. approved a stock option plan that provided for up to 10% of the total issued and outstanding shares of the Company to be issued from time-to-time by the board to employees, directors, officers and key consultants of the Company (the “Plan”).

Prior to the completion of the share exchange between AdvEn Inc. and AdvEn Industries Inc. on December 25, 2021, share purchase options were granted on an ad hoc, as needed, basis by the board of directors of AdvEn Industries Inc. During the period from January 1, 2021, through December 25, 2021 the board awarded 2,237,312 share purchase options to the senior executives and directors of AdvEn Industries Inc. These options were exercised at $0.08 during the same period resulting in proceeds of $174,000 (2020 nil) with a fair value of $1.5 million (2020 nil). Similarly, the board of AdvEn Industries Inc. canceled 41,892 share purchase options previously granted to employees of the Company.

Subsequent to December 25, 2021, the Plan became the formal stock option plan for the combined legal entity.

During 2021, we issued 731,444 share purchase options to the management of AdvEn Inc. and employees of the combined entity with a vesting period of two years and exercisable at $0.30 <n.b. need to be adjusted based on initial public offering split> per share. The options have reduced the vesting period by 50% at the time of an initial public offering.

The fair value of share purchase options is calculated as at the option grant’s effective date using a call option pricing model that considers the exercise price, vesting period and expiry date of the grant; along with certain assumptions regarding market pricing, risk free interest rates, and volatility. Share-based compensation is amortized over the vesting period and recognized in profit and loss and accrued in equity. As the Company is a private corporation preparing for a liquidity event and share purchase options may be exercised at any time once vested, the Company elected to use a binomial call option pricing model (see Note 19 of the Notes to the Consolidated Financial Statements).

As at December 31, 2021, there was $288,000 of unrecognized compensation cost related to options granted under the Plan. This compensation cost is expected to be recognized over a period of from two to three years depending on the grant date.

Bad Debt Expense

During 2021, AdvEn Industries Inc. licensed certain technologies to two companies controlled by AdvEn Industry Inc. shareholders (the “Spinout”) in order that the original shareholders of AdvEn Industries Inc. would benefit from unrelated technologies to ASAC and ESAC prior to the share exchange with AdvEn Inc. During the period from February 5, 2021, the effective date of the Spinout, through to December 31, 2021, AdvEn accumulated $553,000 in recoverable expenses in order to support the ongoing operations of the Spinout companies during their transition period. In determining the collectability of the amounts due, management assessed the financial strength, independence and reliance on the Company to determine if each entity could repay the obligations and continue operations as a going concern. While each entity has its own management and operates independently of AdvEn, each Spinout company is dependent on accessing additional funding and support from investors as they have no cash flow from operations with which to repay the amounts owing to AdvEn.

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As a result, we took a write down of $533,000 in 2021 to reflect the future uncertain collectability of these amounts.

Research and Development Expenses

The Company is currently working on multiple research and development projects to deliver high-performance technologies for converting hydrocarbon byproducts to non-combustion applications for electrical energy storage and environmental mitigation with superior performance, lower production costs and significant improvements in greenhouse gas emissions when compared to the Company’s peers. This work includes enhancements to ASAC, the pilot project for ESAC, and our pipeline of next generation applications for our target markets. Salaries and benefits for the research and development team increased by 124% and represent 51% of total research and development expenditures (38% in 2020). The increase in wages is largely a result of the organization increasing capacity to support commissioning of the ASAC manufacturing plant including quality and assurance testing; and preparation to launch the ESAC project in 2022.

These projects are qualified under the Scientific Research and Experimental Development tax credit programs offered by the Government of Canada and the Alberta Government (“SR&ED”) and administered by the Canada Revenue Agency (“CRA”). SR&ED is an investment tax credit (“ITC”) applicable to companies that conduct research and development activities in Canada. As at December 31, 2021, AdvEn was a Canadian controlled private corporation (“CCPC”) operating in Alberta and as such was eligible for refundable SR&ED ITCs of 55% on eligible expenses resulting in a tax refund of $1 million ($201,000 in 2020). SR&ED ITCs may be carried back three years or carried forward up to 20 years. The Company may also claim an additional 15% of non-refundable ITCs thereby reducing its future income tax burden.

AdvEn applied its refundable ITC as an offset to its research and development expenses. Total expenditures were $1.3 million ($755,000 in 2020). When the offset is applied, the net research and development expense was $243,000 ($554,000 in 2020) for a 56% decrease over 2020. A summary of the expenses related to research and development projects follows:

	Year ended December 31,		Variance
(in ‘000s, except as noted)	2021	2020	Amount	Change

Salary and benefits	$650	$290	$360	128%
Shipping expenses	172	2	170	8,500%
Patent expense	145	78	67	86%
Materials and supplies	92	82	10	12%
Professional fees	83	218	(135)	(62)%
Facility operating costs	78	62	16	26%
Repairs and maintenance	22	9	13	144%
Travel and other costs	18	-	18
Utilities	9	13	(4)	(31)%
Total	1,271	755	51	68%

SR&ED ITC credit	(1,028)	(201)	827	411%
Research and development, net of SR&ED	243	554	311	56%

During the period, the Company also performed testing of refinery by products for two major oil companies to determine their suitability for AdvEn’s ASAC process. AdvEn plans to continue providing these services on an ad hoc, as needed, basis.

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Depreciation

In 2019, AdvEn adopted IFRS 16: Leases as was required after January 1, 2019. The standard provides a single lessee accounting model requiring lessees to recognize all assets and liabilities resulting from its leases unless the term of lease is less than 12 months. Leases are recognized as a right of use asset and a corresponding liability when the leased asset is available for use by the Company. Assets are measured at cost and liabilities are measured on a present value basis upon initial recognition. Right of use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight line basis (see notes 3i, 7 and 10 of the Notes to the Consolidated Financial Statements). During the period, the Company depreciated right of use assets associated with an office, research lab and the Plant by $179,000 ($74,000 in 2020). On March 28, 2022, the Company leased office space in Calgary, Alberta, Canada as its corporate headquarters for a six (6) year term recognizing a right of use asset and corresponding liability of $          .

As at December 31, 2021, the Company held $5.6 million in property, plant and equipment assets (“PP&E”) ($831,000 in 2020) primarily associated with the Plant construction. PP&E is initially measured at cost including the purchase price and any costs directly attributable to bringing the asset into working condition for its intended use (“Commissioning”). The cost of self-constructed assets includes the cost of materials, direct labor, and other costs associated with Commissioning. As at December 31, 2021, the majority of PP&E assets were not fully commissioned and therefore recognized at the purchase price plus commissioning costs applied to date and assets not yet in use (i.e. Commissioning was incomplete) were not depreciated. During the year ended December 31, 2021, AdvEn recognized $172,000 in depreciation expenses related to its PP&E ($$113,000 in 2020).

Summary of Quarterly Results

(in ‘000s, except as noted)	Dec, 31, 2021		Sep 30, 2021		Jun 30, 2021		Mar 31, 2021

Revenue	$	Nil	$	Nil	$	Nil	$	Nil

Expenses:
Stock based compensation
Bad debt expense
Legal fees
Consulting fees
Research and development
Depreciation:
Right of use assets
Property, plant and equipment
Accounting and audit fees
General, administration, sales and other expense
Loss from operations
Finance expense
Loss (gain) on foreign exchange
Change in fair value
Government grants and subsidies
Total loss and comprehensive loss

OTHER OPERATING ACTIVITIES

Finance expenses are primarily associated with the interest related to lease liabilities of $142,000 ($12,000 in 2020) and interest expense paid or accrued on shareholder loans and the Notes of $128,000 ($28,000 in 2020) (see Note 18 of the Notes to the Consolidated Financial Statements).

During the period ended December 31, 2021, the Company recognized losses of $81,000 from foreign exchange ($8,000 in 2020) due to its international purchase of equipment for the Plant.

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Government Grants and Subsidies

On March 25, 2021, AdvEn entered into a project funding agreement with Sustainable Development Technology Canada (“SDTC”) for up to $3.85 million for the development of the Plant. On March 29, 2021 SDTC increased its grant by $192,500 for COVID relief for an updated total of $4,042,500. SDTC is a not-for-profit foundation whose purpose is to foster the development and adoption of technologies that contribute to a sustainable development infrastructure in Canada and help private businesses rapidly develop and demonstrate pre-commercial technologies that address climate change, clean air, clean water and clean soil. The grant is broken down into four milestones and the agreement includes representations and warranties by the Company for performance. Year-to-date, there is a total of $1.4 million outstanding from this grant from the final two tranches:

		Target Achievements		Measure of Success	Amount
SDTC Payment #3	•	20 kg samples produced from the Plant for internal testing and customer evaluation	•	Produced ASAC meets committed quality and quantity	$1,055,224
	•	Batch samples from the production plant sent to Letter of Intent end users for final validation	•	Final purchase orders signed by the end users
	•	Receipt and acceptance by SDTC milestone report	•	Fully funded capital project
	•	Evidence satisfactory to SDTC that sufficient financing is in place to complete the rest of the Project
SDTC Payment #4	•	Streamline the production process to meet the quality and quantity of signed POs	•	Production report indicating produced volumes and QA/ QC testing	$385,000
	•	Expand ASAC types to be produced from the plant, pursue additional end-user engagements and eventually gain their signed POs	•	New customer POs (as achieved)
	•	Review and evaluate actual plant operating costs and identify opportunities to improve safety, quality, efficiency, reliability and sustainability	•	Plant operability report and recommended improvements

The contract between the Company and SDTC also includes provisions for the incompletion of the project which may result in a requirement to repay amounts advanced and the surrender of the ASAC technologies.

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On April 1, 2021, AdvEn entered into an investment agreement with Alberta Innovates (“AI”) for the development of the Plant. The investment agreement included an initial tranche of $2 million followed by milestone payments; with the total investment not to exceed $3.6 million. This agreement may be amended or extended by mutual consent. Year-to-date, there is $350,000 outstanding from this grant as follows:

		Target Achievements		Measure of Success	Amount
AI Payment #4	•	Facility construction and improvements complete	•	Office and facility move-in ready; employees recruited and trained	$175,000
	•	Pre-commissioning and Factory Acceptance Tests performed at the factory and onsite	•	Equipment tested and warranty repairs requested as necessary
	•	Equipment is installed, connected and finally tested for operations	•	Production line properly installed and ready for production commissioning
	•	Plant is fully commissioned and operating smoothly	•	Production line 100% ready to commence operations
AI Payment #5	•	Validation of product consistency including: passing QA/QC testing; ASAC sent to customers; lock in long-term POs/contracts	•	Batch samples sent to customers and firm confirmation of longer term POs	$175,000
	•	Process optimization	•	Ensure product consistency; optimize ASAC output; establish high production line reliability
	•	Deliver product in accordance with POs

As of December 31, 2021, the Company has received $3.6 million in payments (2020 nil). As this funding relates to a capital project that is under construction, and includes specific milestones, the amounts are recognized in profit and loss as the Company achieves its milestones or the underlying assets are put to use. AdvEn recognized $805,000 in grant and subsidy payments to profit and loss during the period ($12,000 in 2020).

Liquidity

Cash generated from (used in) AdvEn’s activities for the period ending December 31, 2021 summarized as follows:

As at December 31, (in ‘000s, except as noted)	2021	2020

Net cash provided by (used in):
Operating activities	$1,123	$(558)
Investing activities	(319)	(260)
Financing activities	1,907	779
	$2,711	$(38)

As at December 31, 2021, AdvEn had cash and cash equivalents of $2.7 million (2020 nil) respectively. The increase is largely attributed to the receipt of grants, financings and reduced by continuous investment in capital assets and the overhead costs associated with the delays in the Plant construction timeline. Current assets increased from $2.4 million at December 31, 2020 to $4.2 million in 2021 largely due to the increase in cash and the SR&ED tax credit receivable.

Operating Activities

Net cash used in operating activities decreased from $(558,000) in 2020 to a surplus cash from operations of $1.1 million in 2022. The variance is largely attributable to the following:

•	An increase in non-cash working capital resulting from deferred payment plans with several contractors

•	A significant non-cash expense of $1.5 million in stock-based compensation

•	An increase in non-cash depreciation expense

This was offset by:

•	Increase in overhead spending to support the construction and implantation of the Plant

•	Increase in staffing attributed to the Plant and supporting day-to-day operations

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These factors were offset by:

•	An increase in non-cash working capital resulting from deferred payment plans with several contractors

Non-cash working capital was comprised of:

As at December 31, (in ‘000s, except as noted)	2021	2020

Deferred government grants	$2,877	$	Nil
Change in accounts payable	1,412		217
Investment tax credit recoverable (net of the current year’s claim)	(827)		(55)
Change in accounts receivable	(348)		(21)
Change in amounts due to shareholders	(87)		42
Due from related parties	65		Nil
Prepaid expenses	29		(77)
	$3,121		$107

The $3.1 million in non-cash working capital adjustments as at December 31, 2021 was generated from $2.4 million in operating activities ($107,000 in 2020) and $765,000 in investing activities (2020 nil).

Financing Activities

During the period, AdvEn paid $144,000 in lease interest payments ($71,000 in 2020); received $2.2 million in cash payments from a share purchase completed in 2020 ($300,000 in 2020); and repaid $120,000 in related party promissory notes. Government grants were recognized in profit and loss and the deferred portion as an adjustment to working capital.

Proceeds from the Notes were recognized as an investing activity as they were assumed with the reverse merger between AdvEn Industries Inc. and AdvEn Inc.

Investing Activities

During the reporting period ending December 31, 2021, AdvEn invested in $4.8 million in property, plant and equipment ($260,000 in 2020) including $3.1 million in assets under construction for the Plant (2020 nil); $1.2 million in leasehold improvements for the Plant (2020 nil); $361,000 in production equipment ($246,000 in 2020) and $111,000 in lab equipment, computer systems and office equipment ($14,000 in 2020). The Company expensed $172,000 in depreciation for the period ($113,000 in 2020) for a total accumulated depreciation of $653,000 resulting in a carrying amount of property, plant and equipment of $5.0 million ($351,000 in 2020).

The majority of assets under construction include manufacturing equipment and components of the supporting infrastructure for the Company’s ASAC manufacturing systems including carbonization and activation furnaces, chemical washing and centrifuge stations, demagnetization units, custom storage tanks and platforms, electrical systems and environmental monitoring and control systems.

Share Exchange and Reverse Merger

On December 25, 2021, AdvEn Industries Inc. and AdvEn Inc. (formerly Nano Innovations Inc.) concluded a strategic transaction in order to add management, advisors and directors with public company experience and relevant industry skills to the technical research team of AdvEn Industries Inc. The transaction also required a minimum amount of capitalization in order to advance Plant construction and provide future access to capital in support of the Company’s growth plans.

The two companies undertook a share exchange whereby AII shareholders exchanged 100% of the Company’s shares for 26 million shares in AI. Prior to the share exchange, AII undertook a consolidation of shares on a one to 0.6445 basis resulting in a total issued and outstanding shares in AII of 26 million. All reference to common shares and per share amounts have been retrospectively restated to effect the reverse split of shares as if the transaction had taken place as at January 1, 2020. As a result, the share exchange resulted in an exchange of shares on a one-to-one (1-1) basis. The total resulting shares issued in Nano was 32,750,000 of which 79% was owned by the original AdvEn Industries Inc. shareholders.

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At the time of the transaction, the Company compared the concentration of assets, less cash, between AII and AI as at December 24, 2021 to determine the economic acquirer. As the concentration of assets was primarily held within AII, and the primary asset held within AI was cash, AII was the economic acquirer. AdvEn Industries Inc. also had business processes and inputs that may contribute to the production of products or other economic outputs, thereby classifying AII as a business. Comparatively, AdvEn Inc. had no such processes or inputs and was therefore not a business under IFRS. As such, the share exchange was accounted for as a reverse merger of AdvEn Inc. by AdvEn Industries Inc and reported as an investing activity rather than as a business combination between peers. AdvEn Inc. is the surviving legal entity with AdvEn Industries Inc. as a wholly owned subsidiary company.

The Consolidated Financial Statements report the total capitalization of the combined entities retrospectively to reflect the share exchange and consolidation as at the beginning of the reporting period on January 1, 2020. Retrospective adjustments and restatements are not changes in equity but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

Upon initial recognition on December 24, 2021, a summary of Nano’s net assets follows:

As at December 24, 2021 (in ‘000s, except as noted)	AdvEn Inc.

Cash and cash equivalents	$3,730
Other assets	115
Total assets	3,845

Accounts payable	2
Current portion of Notes	3,063
Convertible debenture derivatives	128
Total liabilities	3,193
Net assets	$652

For purposes of estimating the transaction value, the short-term notes have been presented at face value. However, the notes are a compound financial instrument containing a host liability, a derivative liability and equity. Upon initial recognition following the share exchange and assumption of the liability, the notes have been adjusted accordingly.

The reverse merger resulted in a cash contribution of $3.7 million to the reported investing activities of the Company, along with the resulting liabilities and equity.

Notes

Upon completion of the share exchange between AdvEn Industries Inc. and AdvEn Inc., the Company assumed USD$3 million in the Notes with an accompanying warrant for the purchase of common shares in the Company within 10 years (the “Warrant” and together the “Bridge Financing”).

The notes formed part of an offering of securities initiated between the Company and its financial advisors in order to provide bridge capital leading up to an initial public offering of Common Shares on the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange during the subsequent 12 months. The Notes mature on the earlier of December 21, 2022 or upon completion of a Liquidity Event, bear interest at 10% per annum payable through to maturity and increase to 15%, payable monthly in cash, until such time the Liquidity Event is consummated. The Note may be amended or extended with consent of 67% of the holders. The “most-favored-nations” clause contained therein ensures that all Note holders benefit pari-passu. Lastly, there is a default provision increasing the principal amount to 120% of the paid-in principle.

The Warrant may be issued to Note holders following the conversion of the Notes to common shares. Note holders have the right to purchase up to 50% of the number of common shares issued upon full conversion of the Note which includes the original principal amount plus any accrued interest. The purchase price of one common share under the Warrant equals the price of one common share issued in the Liquidity Event. In the event of default, or the maturity date extended, the Warrants increase to 75% of the number of common shares issued upon the full conversion of the Note. The Warrants also include anti-dilution provisions for Exercise Price should the Company issue equity or equity-like instruments at a lower price per share than the Exercise Price, excluding share incentives under the Company Stock Option Plan. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the even the Company sells more than 50% of its equity or assets. Warrants are not issued if the notes are not converted.

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As at December 21, 2022, the Note maturity date for the initial tranche completed in December 2021 has lapsed. The Company has proposed the following amendments to the Note and has entered into negotiations with the five largest investees representing more than 69% of Note holders:

•	Increase the term by 6-12 months

•	Increase the interest rate to 18% simple interest per annum, to be accrued monthly

•	Increase the Warrant from 75% warrant coverage to 100% warrant coverage under the same terms

Contractual Obligations

AdvEn leases the Plant and its head office in Calgary. The Plant lease is on a 10-year term and expires May 31, 2031 and the Calgary office is on a 6-year term and expires on February 28, 2029. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations as at December 31, 2021, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

As at December 31, 2021 (in ‘000s, except as noted)	December 31, 2021

2022	44
2023	31
2024	124
2025	144
2026 and thereafter	1,466
1,808

Off-Balance Sheet Arrangements

As at the issuance of this prospectus, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Needs

The Company’s capital needs include our daily working capital, capital to complete both the ASAC and ESAC projects and the Plant, and capital to finance the development of our business. With the uncertainty of the current market and the impact of the COVID-19 outbreak, our management believes it is necessary to accelerate its financing options to the extent possible and to be cautious on operational decisions and overhead costs. As of December 31, 2021, approximately $           million, or           %, of our grant money was collected and the remaining milestones will result in an additional $1.8 million in non-dilutive financing and the ability to commence revenue generating activities. Our management believes that income generated from future operations can satisfy our daily working capital needs within six (6) months of completing plant commissioning and grant milestones.

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We plan to raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. See “Risk Factors” herein.

Financial Instruments

AdvEn recognizes a financial instrument as a financial asset or a financial liability when the Company becomes party to the contractual provisions of the instrument or on the origination date as applicable (i.e. accounts receivable). Financial assets and financial liabilities are initially measured at fair value except for financial assets and financial liabilities that are measured at fair value through profit and loss. Transaction costs attributed to a specific acquisition or the issuance of securities are added to the fair value of financial assets and deducted from the fair value of financial liabilities at initial recognition. Subsequent measurement of financial instruments is measured at amortized cost. The Company’s financial instruments include: cash and cash equivalents; accounts receivable; due to (from) related parties; investment tax credits (“ITCs”) recoverable; accounts payable; due from shareholders; related party promissory notes; Notes; lease liabilities; and stock-based compensation.

The Company derecognizes financial assets when the contractual rights or obligations have expired or transferred and when the risks and rewards of ownership of the financial asset have substantially transferred. Any interest in transferred financial assets created or retained as a result of the transfer is recognized as a separate asset or liability.

The Company derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire. During the year ended December 31, 2021, the Company recognized derivative financial liabilities through the initial recognition of its Notes and non-cash compensation. Derivative financial instruments are measured at fair value and the change in fair value recognized periodically through profit and loss.

Determination of Fair Values

Financial instruments measured at fair value require classification into one of the following levels of the fair value hierarchy:

•	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities;

•	Level 2: Valuations based on observable inputs other than quoted active market prices; and

•	Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methods.

AdvEn applies the fair value hierarchy in its fair value measurements using Level 1 when available. If Level 1 is not available, fair value is based on Level 2 inputs of internally developed valuation techniques that use, where applicable, current market-based or independently sourced market parameters such as interest rates, currency exchange rates, option and stock volatilities. For certain financial assets and liabilities, the Company uses third-party information as source data and to confirm AdvEn’s valuation methods including indicative dealer quotes; quantitative input from investment advisors and third-party, industry recognized, research and government sources.

Financial Instrument	Fair Value Hierarchy

Cash and cash equivalents	Level 1
Accounts receivable	Level 1
Due to (from) related parties	Level 1
ITCs recoverable	Level 1
Accounts payable	Level 1
Due to (from) shareholders	Level 1
Related party promissory notes	Level 1
Notes	Level 2
Lease liabilities	Level 2
Stock-based compensation	Level 2

Notes are a compound financial instrument that contain a host liability, derivative liabilities and equity as distinct elements accounted for separately. The derivative liability results both from changes in changes in currency exchange rates from United States currency to AdvEn’s functional currency and from uncertainty in the conversion price. As the conversion price will be determined at the time of an initial public offering and with approval by the SEC the only reliably measurable derivative is the exchange rate.

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Transactions with Related Parties

Related party transactions are in the normal course of operations and are recorded at the exchange amount.

Due from related parties:

The Company has the following amounts due from related parties:

	December 31, (in ‘000s,)
As at	2021	2020

Recoverable expense from companies controlled by AdvEn shareholders	$488	$	Nil
Demand note with entity controlled by a director	65		Nil

Total	$553	$	Nil

AdvEn determined during audit procedures these amounts are likely uncollectible and created an allowance for bad debt expense. Subsequent to the reporting periods, no additional funds have been advanced to these entities.

Due to related parties:

As at December 31, 2021 the company had a promissory note payable to the CEO in the amount of $480,000 and the CEO and a director in the amount of $600,000 as at December 31, 2020. These notes are subordinated to the Note holders and bear interest at 6% per annum.

Operating Transactions

During the year ended December 31, 2021, the Company entered into a service agreement for engineering and management services with an entity that is owned by the Company’s Chief Executive Officer. Fees paid during the year for the service agreement totaled $325,000 (2020-$220,315). The contract was cancelled on February 28, 2022 and the Chief Executive Officer joined as a full-time employee.

The Company paid fees to University of Alberta for short term rental for lab and equipment. The Director of the lab is a key management personnel of the Company and a full professor at the University of Alberta. The rental fees paid to University of Alberta for the year ended December 31, 2021 total $24,578 (2020-$55,200).

Technology Spinout

Effective February 5, 2021, AdvEn issued two licensing agreements for the use of internally created technologies to two separate entities with common shareholders to AdvEn prior to the share exchange (see Note 5 of the Notes to the Consolidated Financial Statements). The licenses rely on a single patent that was not in use by the Company nor intended for commercial exploitation in its current business plan. The licenses provided the unfettered use of the patent for the development of carbon fiber technologies and solid bitumen technologies. The Company does not expect any further residual economic value from the patent. The net book value of the patent was $nil.

On May 30, 2022, AdvEn amended and restated the Technology Acquisition Agreement such that the underlying carbon fiber and solid bitumen technology would be sold to Tangold Inc. for consideration of $250,000 payable in shares of Tangold and AdvEn would retain any residual benefit outside of the carbon fiber and solid bitumen applications resulting from the use of its technology and any derivative technologies.

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Critical Accounting Estimates

This MD&A of the Company’s financial condition, results of operations and cash flows are based on the financial statements which are prepared in accordance with IFRS. The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the carrying amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates and the differences could be material. Estimates, judgments and assumptions are reviewed on a continuous basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods. Key areas of estimation where management has made difficult, complex or subjective assumptions, often as a result of matters inherently uncertain are summarized below.

Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Company will achieve profitable operations which is not applicable to these financial statements.

Provision for income tax

Deferred tax assets, including those arising from tax loss carry forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods to the utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is measured at a point in time and may change in subsequent periods.

Where possible, fair value is determined by reference to quoted prices in the most advantageous active market available to the Company. In the absence of an active market, fair value is determined on the basis of valuation models, including discounted cash flow models. These models require assumptions of the amount and timing of future cash flows, discount rates and market conditions at the measurement date. External observable market data are used for these assumptions when available. When such data is not available, the Company uses the best possible estimate.

Fair value of assets and liabilities acquired in a business combination

Acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each business combination is based on the information available on the acquisition dates. The estimate of fair value of the acquired intangible assets (including goodwill), property, plant and equipment, other assets, liabilities assumed and contingent consideration are based on assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Allowance for doubtful accounts

The Company applies an expected credit loss approach in determining allowances for doubtful accounts. The approach that the Company has taken for trade receivables is a provision matrix approach whereby lifetime expected credit losses are recognized based in aging characterization and credit worthiness of customers. Specific provisions may be used where there is information that a specific customer’s expected credit losses has increased.

Useful lives of property, plant and equipment

The Company estimates the useful lives of property, plant and equipment based on the period over which the items of property, plant and equipment are expected to be available for use. The estimated useful lives of property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant items of property, plant and equipment. In addition, the estimation of the useful lives of property, plant and equipment are based on internal evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded depreciation expenses for any period would be affected by changes in these factors and circumstances.

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Impairment of non-current assets

Property, plant and equipment assets are assessed for impairment at least annually and whenever there is an indication that the asset may be impaired. The Company determines the fair value less cost of disposal of its cash generating unit “CGU” groupings. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

The process of determining the value in use or the fair values less cost of disposal requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, margins, as applicable, derived from past experience, actual operating results and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

Accrued liabilities

Measurement of accrued liabilities involves the use of estimates to be made by management for determining the amount to be accrued and/or disclosed in the consolidated financial statements. These estimates are based on financial information available to management at the time of preparation of the consolidated financial statements.

Compound financial instruments

The Company has issued a variety of financial instruments that require judgement to determine whether the security should be classified as an equity instrument, a financial liability or a compound financial instrument with both equity and liability components. Key factors impacting the classification of these instruments include the existence of maturity dates, mandatory interest and principal payments, conversion and redemption rights, subordination to other equity instruments and the ability the settle the instrument in cash or equity.

Revenue

Revenue is recognized when performance obligations are identifiable and recorded when goods or services are delivered to customers. Transaction prices are derived from specific selling prices either at the time of delivery or when a contract is signed with the customer for future delivery of products or services. The Company determines revenue to be transferred at a point in time when the physical asset or services is immediately transferred or consumed by the end customer. Revenue is considered to be transferred over a period of time when a series of activities are performed over a longer period of time to deliver a service or good to the customer.

Emerging Growth Company Status

As an emerging growth company (“EGC”) under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

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We may remain classified as an EGC until the end of the fiscal year following the fifth anniversary of this offering, although if the market value of our Common Shares that is held by non-affiliates exceeds $700 million as of            of any year before that time, or if we have annual gross revenues of $1.235 billion or more in any fiscal year, we would cease to be an EGC as of December 31 of the applicable year. We also would cease to be an EGC if we issue more than $1.0 billion of non-convertible debt over a three-year period.

BUSINESS

Our Mission And Vision

Our mission is to create value through the commercialization of carbon-centric advanced technologies utilizing industrial by-products; converting refinery residues into non-combustible materials for energy storage and a clean environment.

Our vision is to become the world’s leading producer of carbon-based precursors for energy storage and clean environment applications with superior technical performance, market-compatible prices and sustainability, and maintain a nimble culture centered on innovation, inclusiveness, and unconditional positive regard.

Background

We are a pre-revenue emerging growth company located in Alberta, Canada. Through our wholly owned Alberta, Canada subsidiary, AdvEn Industries Inc., we are commercializing ASAC and ESAC technologies derived from refinery residues and heavy asphaltenes – the non-volatile components of crude oil. We convert asphaltenes into non-combustible products thereby diverting them from traditional waste streams such as fuel oil manufacturing, coking for steel and other heavy greenhouse gas emitting uses. We are nearing completing construction of our 36,000 square foot ASAC manufacturing facility and ESAC pilot plant in Nisku, Alberta with initial estimated production of 400 metric tons per year expandable to 1,200 metric tons per annum. ASAC is primarily used in super capacitor manufacturing, pharmaceutical manufacturing, industrial manufacturing, liquid and air purification, environmental protection, and food and beverage production.

The ESAC pilot plant is intended to demonstrate the commercial viability for the electrode coating in super capacitors and as anode material in battery manufacturing with estimated initial production of electrode films in 2023 of 15 meters per second. This type of material is commonly referred to as “dry electrode” technology by the super capacitor and battery industries and offers simplified manufacturing, lower capital and energy costs, and enhanced performance attributes.

Located in Alberta, Canada, our manufacturing facility is in close proximity to several refineries where it sources its primary raw materials. Additional chemical compounds used in the Company’s proprietary manufacturing systems are sourced locally, within North America and Internationally depending on price, availability and delivery times.

We will produce ASAC that is within customer specifications for the intended purpose of the final product. We will initially sell ASAC to customers who are primary manufacturers or OEMsproducing sub-components for our target industry applications; to customers located in the PRC and within North America. The Company has identified customers and markets within Europe which it plans to pursue in 2023.

AdvEn is pre-revenue, however it received grant commitments totaling $7.64 million from SDTC and Alberta Innovates in the amounts of $4.04 million and $3.6 million respectively. SDTC is a not-for-profit foundation for the purpose of fostering the development and adoption of technologies that contribute to the sustainable development technology infrastructure in Canada and by contributing to the rapid development, demonstration and pre-commercialization of technological solutions that address climate change, clean air, clean water and clean soil. AI seeks to solve some of Alberta’s largest industry challenges by supporting research, business growth and by assisting start-up companies to build new technology and drive new ideas. AI has launched its Alberta Carbon Conversion Technology Centre for the purposes of evaluating new carbon capture and utilization technologies at a demonstration scale. The two grants are intended to partially finance the Company’s capital expenditures at its Nisku plant with additional funds provided through other grants, income tax credits and private investors.

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The Company is currently engaged in multiple research and development projects to deliver high-performance technology for converting hydrocarbon resources to non-combustion product applications with superior performance attributes, lower-cost and reduced environmental impact to other asphaltene uses and to other companies producing activated carbon from organic sources such as wood, coconut husks, etc. These projects are qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-35% refundable tax credits on eligible expenses. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology. In 2021, the Company was eligible for $1,027,544 ($200,851 in 2020) in SR&ED credits which it applied as an offset to its R&D expenditures. Similarly, the Company received additional subsidies totaling $98,184 in 2021. AdvEn estimates its 2022 SR&ED ITC will be approximately $1.2 million.

The Company has also been engaged in providing technical services to customers within Canada providing analysis and feasibility of various uses for refinery residues and the viability of these waste streams for activated carbon production using AdvEn proprietary technologies. The Company considers such contracts as an extension of its own internal R&D and has therefore accounted for them as an offset to its direct R&D expenditures. We expect to continue to provide similar technical services to our customers if requested. In 2021, the Company received $187,000 in contract R&D services and $51,000 in 2022.

Our Corporate History

AdvEn Industries Inc. was incorporated under the ABCA on October 1, 2011.

In 2015, AdvEn completed a proof of concept for its ASAC technology and launched a pilot project in 2016. Samples of ASAC were sent to several engineering and technology companies for validation resulting expressions of interest from Bolloré Group, Maxwell Technologies and Supreme Power Solutions Co., Ltd.

In 2016, AdvEn completed its proof of concept for ESAC and began planning for its patent submission.

On May 29, 2017, the Company filed patents for Activated Carbons with High Surface Areas and Methods of Making Same in the United States, Canada, China, multiple jurisdictions within Europe, UAE, Bahrain, Qatar, Oman, Saudi Arabia, Kuwait, India, Mexico, Japan and Korea.

On October 11, 2017, AdvEn filed patents for Conductive-Flake Strengthened, Polymer Stabilized Electrode Composition and Method of Preparing in the United States, Canada, China, multiple jurisdictions within Europe, India, Japan, Korea, and under the Patent Cooperation Treaty (“PCT”).

In 2018, the Company completed pilot trials using multiple sources of asphaltene feedstocks (refinery byproducts), plastic waste and biochar as raw materials.

In 2019, AdvEn initiated and successfully completed pilot trials using 100% LC Fining residues, the residual residues that are deemed insoluble after the LC Fining process used by most oil refineries.

In 2020, AdvEn began design and optimization for a commercial scale ASAC manufacturing facility and began exploring financing sources. The Company also successfully completed laboratory fabrication of ESAC film with a lab tested tensile strength of 2.5 MPa and assembled its first electrodes (cathodes and anodes) for use in super capacitors and lithium ion batteries.

In February, 2021, AdvEn secured $2.00 million in funding from a private investor reaching a total of $6.02 million in paid in capital from management and private investors used to finance the research, development, patents and pilot projects to date.

On March 25, 2021, AdvEn entered into an agreement with SDTC for up to $3.85 million in federal government grants for the ASAC capital project. The grant was updated on March 29, 2021 with an increase of $193,000 for COVID relief for an updated total grant of $4.04 million.

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On March 30, 2021, the Company entered into a lease agreement for a 10-year lease of its 36,000 sq. ft. premises at Unit 300, 3615 – 11th Street, Nisku, AB as the future premises for the ASAC manufacturing facility, ESAC pilot plant and clean room, research and development facilities, and operations offices (the “Plant”).

On April 1, 2021, the Company entered into an Investment Agreement with Alberta Innovates for up to $3.6 million in grant funding and subsequently broke ground on the Plant.

On December 25, 2021, AdvEn Industries undertook a share exchange with AdvEn Inc. (formerly Nano Innovations Inc. or “Nano”), a company incorporated under the Business Corporations Act, British Columbia, Canada, whereby 100% of the then issued shares in AdvEn Industries were exchanged for shares in Nano on a share-for-share (1-1) basis. Nano had previously completed a USD$3.00 million bridge financing which was used for the Plant capital project and general corporate purposes. The transaction has been accounted for as a reverse merger (see note 5 of the accompanying Financial Statements) although AdvEn was the surviving legal entity. AdvEn Industries was the acquiring entity for accounting purposes. The transaction is accounted for using the purchase method of accounting, the transaction was a recapitalization of AdvEn Industry’s capital structure. This resulted in Nano being the legal acquirer of AdvEn Industries.

In 2022, the Company secured an additional $3.29 million under the bridge note structure which was used for the Plant capital project, working capital and general corporate purposes.

On April 26, 2022, AdvEn filed for a trademark in Canada and the United States for the word mark AdvEn in standard characters without claim to any particular font style, size or color.

Nano subsequently undertook a name change on July 27, 2022 to AdvEn Inc. following commuting the company from the jurisdiction of British Columbia to Alberta, Canada, and adopted new bylaws that materially conform to both the Alberta Corporations act and Nasdaq governance requirements for quorum.

Our Corporate Structure

The chart below illustrates our corporate structure as of the date of this prospectus:

Our Solutions

Our technologies have been developed to address multiple needs in the marketplace:

•	In response to the electrical energy market’s needs for increased storage capacity, faster charge and discharge times, and increased cycle times for extended battery and super capacitor life;

•	As a non-combustible use for North American oil refinery by-products that are currently used in gasification, heating oil, and other high greenhouse gas emitting uses; and

•	To provide an activated carbon with higher particle surface areas for industrial and pharmaceutical uses in air and liquid filtration.

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To address these needs, AdvEn has proprietary technologies in various stages of development:

Advanced Super Activated Carbon

AdvEn’s ASAC provides the foundation for all of its technologies. With patents approved or pending in multiple global jurisdictions, the Company is <nearing completion/completed> construction of a 36,000 sq. ft. manufacturing facility designed to initially produce up to 400 metric tons per year; with a design capacity of up to 1,200 tons per year.

Samples of ASAC produced at the Company’s pilot facility in Edmonton, Alberta, demonstrated about 30% increased micro-pore volume. It is this increased micro pore volume that allows for greater energy storage and faster charge and discharge cycles as the energy can be transferred more efficiently within the carbon. The increased micro pore volume and resulting high surface areas make ASAC a desirable medium for specialized pharmaceutical and industrial filtration applications that require a rapid filtration media and greater reduction of contaminants. The Company employs a hybrid manufacturing approach that uses both physical (heat) and chemical (very dilute acids) activation in order to optimize production quality and minimize cost and environmental impact.

By using refinery by-products and AdvEn’s proprietary manufacturing methods in pilot tests over the past four years, our research team determined, the process indicated significant cost reductions as we operate at lower temperatures than coconut shell operations and eliminate the need for high concentrations of toxic chemicals.

AdvEn has a strong commitment to sustainability and in pilot tests conducted for the past 4-5 years, AdvEn’s ASAC, results in an approximately 65% reduction in greenhouse gas emissions when compared to alternative activated carbon technologies that require the combustion of coconut husks or other fibrous materials. ASAC manufacturing has also been tested using sources of bio-fuel and bio-oil residues with success should future supply of refinery by-products deplete.

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Electrode Super Adhesive Coating

In the third quarter of 2022, AdvEn began the development of its ESAC pilot project in a contiguous space to its ASAC manufacturing facility. Electrode coating manufacture requires a specially fabricated clean room and specialized equipment capable of mixing, processing, drying, cutting and rolling electrodes. Once completed, the pilot project will produce approximately 15 meters per second of electrode film; sufficient quantities for customer acceptance testing and small scale specialized applications. AdvEn’s proprietary ESAC dry electrode process eliminates the need for drying equipment which reduces the capital expenditure, reduces manufacturing space required by as much as 90% and by reducing operating costs for the energy required to run multiple precision dryers used in slurry manufacturing.

In laboratory tests, ESAC also outperforms both slurry coatings and other dry electrode coating systems by producing film that withstands expansion and contraction with higher durability and tensile strength; and by increasing both the cycle time and number of active cycles through increased active material loading. This translates to a finished product with longer useful life, superior conductive qualities and that can be used under vigorous physical conditions including vibration and temperature fluctuations.

Research and Development

AdvEn plans to lead the market with a technology forward approach requiring significant investments in research, development, engineering, quality assurance and operations. What will differentiate our products in the market will be our commitment to sustainability in all of our product development with corresponding reductions in energy costs and greenhouse gas emissions, meeting the precise specifications required by customers through rigorous testing, and that all of our products are backed by a well-controlled take-to-market process that supports the Company’s image and leading technology approach.

The Market

Throughout this section, AdvEn relies on a report entitled Alberta Innovates: Activated Carbon Info authored by Ecoro BV of the Netherlands dated November 2021; and other sources of information that will be footnoted if appropriate and not readily available through the media. The Company makes no attestation as to the accuracy or consistency of such information.

An estimated 40% of the global activated carbon market uses coal or coal derivatives as its raw material for carbon production, 27% from wood and 25% from coconut shells. Approximately 6% is manufactured from coking materials similar to those used in steel production and the remaining 2% from “other” materials which includes bitumen.

Activated carbon produced from bitumen and bitumen derivatives, such as those used by the Company, have a lower potential density (160-550 kg/m3), high Brunauer–Emmett–Teller absorption, and low sulfur content with chemical activation; qualities desirable for “high-end” applications such as supercapacitors.

Globally, the super activated carbon market is about 1.7 million metric tons with specialty markets including supercapacitor applications representing an estimated 26,000 metric tons with the highest growth rate ranging from 5-7% per annum. The specialty market includes applications in supercapacitors, advanced catalysts and pharmaceuticals, and evaporation loss control device (“ELCD”) automotives. The supercapacitor market is expected to grow more than 14% through to 2027 and represents the largest growth segment of the specialty market5 and an apparent shortfall of production to meet the demand. Activated carbon in the supercapacitor segment typically commands from USD$25-50 per kg while in certain pharmaceutical applications customers currently pay up to USD$120 per kg.

With manufacturing system optimization, efficiencies and continuous processing, we expect future facilities to also tap into the 500,000 metric ton high-end super activated carbon market which requires a simplified activation process and commands from USD$9-20 per kg.

Industry Competitors

Materials used in the production of supercapacitor grade super activated carbon are predominantly coconut shells of which Kuraray Co., Ltd. produces an estimated 85 percent; followed by Power Carbon Technology Co., Ltd., Fujian Yuanli Active Carbon Co., Ltd. (65,000 metric tons), Haycarb PLC (55,000 metric tons), EnerG2 (a division of BASF), and Jacobi (a division of Osaka Gas Chemicals Co., Ltd.) sharing approximately 15%.

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Our Customers

AdvEn has three signed letters of intent representing up to 2,270 metric tons of production pending customer review of batch samples for customer acceptance testing based on their unique specifications. The Company expects initial purchase orders of up to 720 metric tons and plans to accelerate is production from 400 to 800 to 1,200 metric tons in phases with proceeds from this public offering.

Letters of intent have been received from Changchun Meihe Science and Technology Development Co. (Changchun, China), Tianjin Lishen Battery Joint-Stock Co., Ltd. (Tianjin, China), and Flow Filters Corp. (Ontario, Canada). There is significant risk in AdvEn’s dealings with companies in China. Please see “Risk Factors Related to Doing Business in Canada specifically Uncertainties regarding the business and trade relations between Canada, the United States and the PRC may restrict or limit the Company’s ability to sell products to certain large potential customers located in the PRC.”

In order to mitigate risks associated with international trade, the Company plans to utilize the services of Export Development Canada (“EDC”) in order to avail itself of export insurance and working capital financing for purchase orders and accounts receivable related to international trade6. EDC is a Canadian crown corporation comprised of international risk experts with financing tools specifically deemed to assist Canadian corporations export goods and services internationally.

The Company expects to sell its products directly to customers due to the niche specialty market entry strategy. The Company is also pursuing two customer letters of intent in Europe and one in the United States which are in late stages of negotiation.

Suppliers

AdvEn has purchased equipment, tools and materials for the Plant in Canada, the United States and internationally. No preference has been given to any one supplier and purchasing has been based on safety, quality, price, and compliance to electrical equipment safety regulations in the County of Leduc, Alberta and Canada. Several pieces of equipment have been modified to meet our specifications, however where modifications have been made and despite the noted purchasing criteria, the Company has restricted its purchases to those specific suppliers in order to protect its proprietary processes.

AdvEn sources its raw materials directly and through supply depots representing several refineries located in Alberta and Saskatchewan. Refinery by-product (“asphaltenes”) selection is based on the unique qualities of samples tested in the Company’s laboratory facilities which include the ratio of asphaltenes to ASAC potential, solids and ash content, and other impurities. It also receives its chemicals from several suppliers in Canada and internationally. No one supplier provides more than a single raw material to further protect the underlying processes unique to AdvEn’s production processes.

Please see “Risk Factors Related to Doing Business in Canada Uncertainties regarding the business and trade relations between Canada, the United States and the PRC may restrict or limit the Company’s ability to sell products to certain large potential customers located in the PRC.”

Our Employees

As of the date of this prospectus, we had approximately seventeen (17) full-time employees and three (3) contractors. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Employees
Management	3
Finance and Administration	3
Information Technology	1
Operations and Engineering	7
Research and Development	3
Total	17

[6]	https://www.edc.ca/

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Our management considers our employees as key assets which play a pivotal role in our growth. It is our policy to maximize the potential of our employees through training and development. We provide on-the-job training to our employees covering various aspects of the marketing solution industry to keep abreast of the latest industry development. Our employee training and development aim at equipping our employees with the knowledge and skills necessary to perform their job functions and enhance their capability.

We strive to maintain a good working relationship with our employees. As of the date of this prospectus, none of our employees were members of any labor union, nor were there any labor dispute involving or against us.

Properties

AdvEn has a 36,000 sq. ft. leased light industrial facility for our Nisku plant and an office in Calgary as follows:

AdvEn Inc.	AdvEn Industries Inc.
(Head Office)	(Manufacturing and Research)
140 – 4th Avenue S.W.	Unit 300-3615 11th Street
Calgary, Alberta T2P 3N3	Nisku, Alberta, T9E 1C6
Canada	Canada

AdvEn entered into its Calgary lease on March 28, 2022 to commence on March 1, 2023 for 6,326 sq. ft. in downtown Calgary for a period of six years. From the date of material completion of tenant improvements through to the commencement date, the Company is not responsible for rent or additional occupancy costs. Upon commencement, rent will be $19 per sq. ft. with occupancy costs estimated at $19.42 per sq. ft. The company made a security deposit of approximately $128,000 of which $21,000 will be applied to March, April and May 2023 rents. Once fully applied rent and occupancy costs are estimated at $20,253 per month. This lease has one extension term for five years.

On March 30, 2021, AdvEn entered into a lease for 36,800 sq. ft. industrial property in Nisku, Alberta, for a period of 10-years. The lease also includes a fenced 5,000 sq. ft. yard area at an additional cost. Lease payments for the industrial property are fixed at $10.07 per sq. ft. through to May 30, 2026 and $10.82 per sq. ft. thereafter; for total payable of approximately $31,000 and $33,000 per month respectively. The yard is leased at $1.10 per sq. ft. increasing to $1.20 on June 2, 2026. This lease has no extension term.

Environmental Regulations

Our operations are subject to local, state, and federal laws and regulations governing environmental quality and pollution control. To date, our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Intellectual Property

Our intellectual property currently includes: three patents, derivative technologies and trade secrets; and one trademark application for the work mark AdvEn in Canada and the U.S. filed on June 10, 2022.

On May 29, 2017, AdvEn filed for international patents for Activated Carbons with High Surface Areas and Methods of Making Same; the patent underlying our ASAC product. The patent describes how activated carbons with high surface areas can be produced through the synergistic activation at high temperatures using a predetermined combination of chemical activation agents. While most activated carbons are manufactured using either a high temperature system (“Physical Activation”) or a chemical activation agent (“Chemical Activation”), ASAC is manufactured using a hybrid of both methods. This patent has been granted in the United States, Europe, Saudi Arabia, India, Japan and Korea. The Company retains all trade secrets associated with this patent.

On October 11, 2017, AdvEn filed for international patents for Conductive-Flake Strengthened, Polymer Stabilized Electrode Composition and Method of Preparing; the patent underlying our ESAC dry electrode pilot project. The patent describes the fabrication of an electrode film with a high tensile strength and low electrical resistance using conductive flakes to strengthen polymer stabilized particle electrodes. While most electrode films are manufactured using an expensive and energy intensive wet slurry method and are limited to a single pass through the coating equipment, ESAC uses a dry method of coating which reduces the capital expense, the physical footprint of manufacturing facilities, and energy consumption. This patent has been granted in the United States, China, Japan and Korea.

AdvEn is a member of the IAC, an independent, membership based not-for-profit selected by the Canadian Government’s Department of Innovation, Science and Economic Development (“ISED”) to assist Canadian small and medium-sized enterprises in the data driven cleantech sector with their intellectual property needs. IAC provides Canadian businesses with intellectual property education and funding for trademark prosecution, patent filing, drafting, intellectual property consultation with law firms, software tools required to monitor existing intellectual property, and various other intellectual property related expenses. IAC also provides intellectual property insurance which covers up to $500,000 for the enforcement of our IP and up to $1 million to defend our patents and trademarks.

Our published patents include the following:

ASAC Patent Family

Country/ Region	Application No.	Filing Date	Status	Patent No. and Issue date if applicable
US	16/305/587	05/29/17	Granted	11,124,418 September 21, 2021
Canada	3,023,365	05/29/17	Pending awaiting examination
China	201780033084.0	05/29/17	Pending, under examination
Europe (validated in Czech Republic, Estonia, Finland, France, Germany, Italy, Norway, Poland, Slovakia, Spain, Sweden, The Netherlands, Turkey, United Kingdom, Denmark, Hungary and Romania)	EP 178054316	05/29/17	Granted and validated	3445712 July 2022
UAE	P6001587/2018	05/29/17	Pending, awaiting examination
Bahrain	20180214	05/29/17	Cancelled by the Company
Qatar	QA/201811/00509	05/29/17	Pending, under examination
Oman	OM/P/2018/00361	05/29/17	Pending, awaiting examination
Saudi Arabia	518400466	05/29/17	Allowed
Kuwait	PCT/209/2018	05/29/17	Pending, awaiting examination
India	IN 201817044625	05/29/17	Granted	387,661 January 28, 2022
Mexico	MX/a/2018/014685	05/29/17	Pending, awaiting examination
Japan	JP 2018-562109	05/29/17	Granted	6,928,620 August 11, 2021
Korea	KR 10-2018- 7038110	05/29/17	Granted	10-2400001 May 16, 2022

7 https://www.ipcollective.ca/

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ESAC Patent Family

Country/ Region	Application No.	Filing Date	Status	Patent No. and Issue date if applicable
US	16/345,470	10/11/17 (NPE Apr. 2019)	Granted	11,165,053 November 2, 2021
Canada	3,041,909	10/11/17	Pending,
China	2017780066964.8	10/11/17	Allowed

Europe (Albania, Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Liechtenstein, Lithuania, Luxembourg, Latvia, Monaco, Former Yugoslav Republic of Macedonia, Malta, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, San

Marino, Turkey)

	EP17 863 330.1	10/11/17	Pending, under examination
India	201917016396	10/11/17	Pending, under examination	Response to 1st Examiner’s report filed July 2021
Japan	2019-521430	10/11/17	Allowed
Korea	10-2019-7012235	10/11/17	Allowed	Patent No. 10-2019-7012235; Issue date October 14th, 2022

Patent Family for Bitumen Extraction using Activated Carbon Invention(1):

US	16/314,061	06/30/17 (NPE Dec. 2018)	Granted	11,060,035 July 13, 2021
Canada	3,029,448	06/30/17	Pending, awaiting examination

(1)	Invention for using ASAC to enhance hot water washing efficiency in bitumen recovery from oil sand ores.

Health, Work Safety, Social and Environmental Matters

We endeavor to provide a safe and healthy working environment to our employees and subcontractors at work sites, requiring people at work sites to strictly comply with relevant safety requirements. We require strict implementation of safety measures under the supervision of the responsible project management team or relevant subcontractors’ management. The regular inspections by the responsible project management team at work sites are intended to ensure the work is conducted in such a manner that reduces, as much as practicable, the risks of injury and damage to persons and properties. In the years ended December 31, 2021 and 2022 and up to the date of this prospectus, there were no material accidents in the course of our business operation which gave rise to claims and compensation paid to our employees and also no interruptions in our business which may or have had a significant effect on our financial position.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. To our knowledge, our subsidiaries, directors, and officers are not a party to any known, pending or threatened legal proceedings.

Internal Control and Risk Management

In order to ensure compliance with applicable laws and regulations and related policies in different operational aspects, we have established and adopted an internal control system, covering areas such as, among other things (i) organization structure, responsibilities and authorities; (ii) operational planning and control; (iii) human resources management; (iv) risk management including emergency preparedness and response; and (v) internal audit. In addition, our Group has endorsed the integrated management system manual, the health and safety management plan, and the environmental promotion and control plan. We believe that our internal control system is sufficient and effective.

MANAGEMENT

Executive Officers and Directors

The following tables sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)

Executive Officers and Employee Directors
Dr. Yanguang Yuan	59	Chief Executive Officer and Director
Ronald Michael Steele	60	Chief Financial Officer and Corporate Secretary
Dr. Weixing Chen	59	Chief Technology Officer
Non-Employee Directors
Dr. Grzegorz Ombach (1)(2)(3)	50	Chairman of the Board
John Meekison (1)(2)(3)	58	Director
Philip Chong (1)(3)	65	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and governance committee

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The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers and Employee Directors

Dr. Yanguang Yuan (“YY”), P.Eng., P.Geol., Chief Executive Officer and Director

Dr. Yuan has served as our Chief Executive Officer since March 2021. Dr. Yuan (affectionately known as “YY”) brings more than 35 years of experience in the field of geological sciences, as well as engineering in academics, research, and the upstream oil and gas industry to his role at the Company. Passionate about making positive change in the world, Dr. Yuan has deep expertise in technology development and commercialization. He provides a rare blend of scientific knowledge, industry insight, creativity, and business acumen to his leadership role – and is always ready to support, encourage and mentor the more junior team members. Prior to AdvEn, Dr. Yuan founded BitCan Geosciences & Engineering Inc. and has grown it into a world-renowned, independent, integrated technology and service company that specializes in geomechanics.

We believe that Dr. Yuan is qualified to serve as our Chief Executive Officer and on our Board because of his expertise and experience in the industry.

Ronald Michael Steele, CPA, CMA, Chief Financial Officer and Corporate Secretary

Mr. Steele has served as our Chief Financial Officer since May 2021. Mr. Steele is a seasoned business leader with expertise in strategy, finance and marketing-communications. Mr. Steele has developed global teams (Americas, Europe, Asia and Caribbean) acting as a senior executive, financial advisor and entrepreneur. He has been actively developing and executing strategy; growing and financing businesses for more than 20 years and participated in transactions ranging from under $2 million to more than $750 million. Mr. Steele is a Principal with the Chief Financial Officer Centre, the world’s largest provider of part-time Chief Financial Officers operating in 14 countries with more than 400 Chief Financial Officers world-wide.

For the past five years, Mr. Steele has acted as President of Granite Creek Capital Corp., a boutique advisory firm specializing in consulting on mergers and acquisitions. Recently he acted for Natural Health Services Ltd. as Chief Financial Officer negotiating and structuring the company’s $22.5 million acquisition by Sunniva Inc. He subsequently acted as Sunniva’s Chief Financial Officer for a year building its foundation finance, accounting, legal, IT, and investor relations infrastructure. He also ensured a successful initial public offering and the Company’s listing on the Canadian Stock Exchange with a resulting market capitalization of approximately $400 million.

He previously led the $13.7 million leveraged buy-out of EnviroVault Corporation and acted as its Chief Financial Officer for two years. Prior to that, he acted as Vice President Strategic Development and Co-founder of Asian Coast Development (Canada) Ltd.; Vice President of Communications and Strategy for World Gaming PLC, Managing Director of Inphinity Interactive; and Vice President and Co-Founder of the boutique marketing and communications firm The Matridigm Corporation.

Mr. Steele is currently a director and the treasurer for the Alberta Society of Artists. He previously held the role of Director and Membership Committee Chair for the Rotary Club of Vancouver and Director of the SAIT Alumni Association.

Dr. Weixing Chen P.Eng., Ph.D., Chief Technology Officer

Dr. Chen has served as our Chief Technology Officer since 2020. As the founder of the Company and co-inventor of the core ASAC and ESAC technologies, Dr. Chen provides technical leadership in material innovation and process optimization. His role is to steer the team to ensure that ASAC technology and products are positioned to transform the activated carbon industry. An expert on material degradation for oil and gas, as well as petrochemical infrastructure, Dr. Chen is a respected professional in those industries. He brings more than 20 years of experience in material engineering research and development to his role at the Company and has been at the forefront of several industrial innovations. He is a tenured professor with the University of Alberta, has published more than 180 technical papers and co-authored two books, and has given more than 100 technical keynote talks and presentations. Dr. Chen holds a Ph.D. in Material Science and Engineering from the University of Manitoba and an M.S. and B.S. in physical metallurgy from the Dalian University of Technology in China.

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Non-Employee Directors

Dr. Grzegorz Ombach, Chairman of the Board

Mr. Ombach has served as Chairman of our Board since April 2022. Mr. Ombach is a seasoned international senior executive with 25+ years of experience in technology, power systems, strategy, and innovation. As the Chairman of our Board, he brings a range of expertise that he earned as Senior Vice President and Head of Disruptive Research and Technology for Airbus where he is responsible for global research, development, and innovation. Greg was also the former Executive Vice President for Draexlmaier Group (revenue EUR 5 billion, 75,000 employees) where he was head of strategy, innovation, and battery systems.

Due to his extensive business leadership experience, we believe Mr. Ombach is well qualified to be the Chairman of our Board.

John Meekison, CPA, CMA, CIM, P.Log., Director

Mr. Meekison has served as a member of our Board since April 2021. Mr. Meekison has more than 27 years of extensive experience as a Chief Financial Officer and investment banker having worked with a range of public and private sector organizations. During the past 12 years, John has acted as a career Chief Financial Officer and holds multiple designations including his Certified Public Accountant, Certified Management Accountant, Certified Investment Manager, and Professional Logistician, and a Bachelor of Arts from the University of British Columbia. Mr. Meekison is currently acting as the Chief Financial Officer of Exro Technologies Inc. (TSX: EXRO; OTCQB: EXROF) and is a director of Agriforce Growing Systems Ltd. (Nasdaq: AGRI) and Telo Genomics Corp. (TSXV: TELO; OTCQB: TDSGF).

Due to his extensive financial advisory, investment banking, and his education background, we believe Mr. Meekison is well qualified to serve as a member of our Board.

Philip Chong, Director

Mr. Chong has served as a member of our Board since December 2021. Mr. Chong is a business entrepreneur with more than 33 years of international business experience in various industries, including financial investment, property development, manufacturing, clean energy, internet, life science and food industry. He spent the first 10 years of his career in the banking industry in both Hong Kong and Toronto with responsibilities in project finance, corporate finance, trade finance, mergers and acquisitions, and investment banking. He has served on several public and private company boards.

Due to his extensive entrepreneurial and board experience, we believe Mr. Chong is well qualified to serve as a member of our Board.

Board of Directors

Our Board consists of four directors. Until changed in accordance with the ABCA, the board shall consist of that number of directors, being a minimum of one (1) and a maximum of ten (10), as determined from time to time by resolution of the board. Each director is required to be not less than 18 years of age. No person who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt may be a director. If a director acquires the status of a bankrupt or becomes of unsound mind, he or she shall thereupon be removed as a director. A director need not be shareholder. Our Board shall hold meetings on at least a quarterly basis.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are elected or nominated.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director who is a party to, or who is a director or an officer of, or has a material interest in any person who is party to, a material contract or transaction or proposed material contract or transaction with us, is required to disclose in writing to us or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest, which disclosure shall be made as required by the ABCA.

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Corporate Governance

We are a “foreign private issuer” under the federal securities laws of the United States and the listing standards of the Nasdaq. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act, the rules thereunder adopted by the SEC, and the Nasdaq listing standards.

Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq rules applicable to U.S. domestic issuers.

As a foreign private issuer, we will follow Canadian law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Rule 5250(d) to distribute annual and interim reports. Of note, the following rules under Nasdaq Rule 5600 differ from Canadian law requirements:

•	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors to be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We will have five independent directors at the time of listing, who will meet regularly with other members of the board. We intend to appoint more independent directors after the listing over time, and they may choose to meet in executive session at their discretion.

•	Nasdaq Rule 5605(I)(2)(A) requires that a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. We expect to have a committee of three directors, and the directors will meet the requirements of Rule 10A-3 under the Exchange Act. See “—Audit Committee” below for further detail.

•	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee include at least two members, each of whom is an independent director as defined under such rule. Our Board will, together with the compensation committee, participate in the strategic discussions and determination of the compensation of directors and executive officers and other compensation-related matters. We established a compensation committee of the board effective October 15, 2021.

•	Nasdaq Rule 5605(e) requires that a listed company’s nominating and corporate governance committee consist solely of independent directors. Our Board will, together with the nominating and corporate governance committee, participate in the nomination process and oversee our corporate governance practices. We established a nominating and corporate governance committee of the board effective October 15, 2021.

Duties of Directors

Under Alberta’s laws, our directors have a duty of loyalty to act honestly in good faith with a view to the best interests of us as a whole. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Incorporation. A shareholder may, in some circumstances, have the right to seek damages in our name if a duty owed by our directors is breached.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight of our Company. Each of the Board committees, when established prior to the effectiveness of the registration statement of which this prospectus is a part, will also provide risk oversight in respect of its areas of concentration and report material risks to the Board for further consideration.

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Family Relationships

There are no family relationships among any of our executive officers or directors.

Committees of the Board of Directors

Three committees will be established under the board prior to the effectiveness of the registration statement of which this prospectus is a part: the Audit Committee, the Compensation Committee and the Nominating Committee.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of this offering, the audit committee will be composed of John Meekison, Grzegorz (Greg) Ombach and Philip Chong with John Meekison serving as chair. John Meekison qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of SEC Regulation S-K. Our Board has affirmatively determined that John Meekison and Dr. Grzegorz Ombach each meet the definition of “independent director” for purposes of serving on the audit committee under the Nasdaq rules and the independence standards under Rule 10A-3 of the Exchange Act.

Following this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our audit committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;

•	overseeing succession planning for our executive officers;

•	periodically reviewing our Board’s leadership structure and recommending any proposed changes to our Board;

•	reviewing our policies on risk assessment and risk management;

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•	overseeing an annual evaluation of the effectiveness of our Board and its committees; and

•	developing and recommending to our Board a set of corporate governance guidelines.

Upon the consummation of this offering, the nominating and corporate governance committee will be composed of John Meekison, Grzegorz (Greg) Ombach, and Philip Chong with John Meekison serving as chair. Our Board has affirmatively determined that John Meekison and Dr. Grzegorz Ombach each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the Nasdaq rules.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;

•	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	reviewing our policies on risk assessment and risk management;

•	making recommendations to our Board regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

Upon the consummation of this offering, the compensation committee will be composed of John Meekison and Dr. Grzegorz Ombach with John Meekison serving as chair. Our Board has affirmatively determined that John Meekison and Dr. Grzegorz Ombach each meet the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq rules.

Code of Ethics and Business Conduct

Our Board will adopt, with effect from listing, a written code of ethics and business conduct, which is a “code of ethics” as defined in section 406(c) of Sarbanes-Oxley, that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and other of our agents.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. With the exception of Dr. Yanguang Yuan, Philip Chong, and Dr. Weixing Chen, none of our executive officers currently serves, or has served during the last year, as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of our Board or compensation committee.

2022 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
Dr. Yanguang Yuan	88,600	—		120,000
Philip Chong	—	—		—
John Meekison	—	—		—
Dr. Grzegorz Ombach	30,000	[●	]	[●	]

(1) Option awards for 2022 are estimated by management and subject to audit by the Company’s auditors.

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In addition, we have reimbursed and will continue to reimburse all our non-employee directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

We intend to approve and implement a compensation policy for our non-employee directors, to be effective in connection with the consummation of this offering.

Terms of Directors and Officers

Directors are elected to serve for one year at each annual meeting of shareholders. Officers are appointed by the Board. Each director and officer shall hold office until their successor is appointed or until their resignation, removal, or death, whichever shall first occur.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers that provide such persons with additional indemnification beyond that provided in our current Articles of Incorporation.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•	Exemption from Section 16 rules regarding sales of Common Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (i) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Canada requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our Board, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2021, the material elements of our executive compensation program were base salary and share purchase options.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2022 and December 31, 2021. We refer to these individuals as our “named executive officers.” For 2022 and 2021, our named executive officers were:

•	Dr. Yuanguang Yuan, Chief Executive Officer;

•	Ronald Michael Steele, Chief Financial Officer; and

•	Dr. Weixing Chen, Chief Technical Officer

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Summary Compensation Table

The following table illustrates the compensation paid by the Company to its executive officers. The disclosure is provided for the years ended December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary ($)(1)	Stock Award ($)(2)			Total ($)
Dr. Yanguang Yuan, Chief Executive Officer and	2022	$120,000		$—			$120,000
Director	2021	325,000		1,062,285			1,387,285
Ronald Michael Steele, Chief Financial Officer and	2022	$180,000	$	[●	]	$	[●	]
Corporate Secretary	2021	120,000		465,142			585,142
Dr. Weixing Chen, Chief Technology Officer	2022	$120,000		$—			$120,000
	2021	120,000		66,000			186,000

(1)	We periodically review, and may increase, base salaries in accordance with the Company’s normal annual compensation review for each of our named executive officers.
(2)	Represents the dollar amount recognized in our financial statements and calculated in accordance with IFRS 2.
(3)

During the year ended December 31, 2021, the Company entered into a service agreement for engineering for management services with a company owned by the Company’s Chief Executive Officer. Fees paid during the year for the service agreement totaled $325,000

Equity Awards

None.

Employment Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our Company, any proprietary information, technical data, trade secrets and know-how of our Company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our Company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions for a period equal to the length of time determined by severance in lieu of notice, after the termination of these agreement. during the term of his or her employment and typically for two years following the last date of employment.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

The relationship of related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Tangold Inc.

Tangold Inc. resulted from a technology spinout effective February 14, 2021 and completed on December 25, 2021. The transaction was a share exchange between Tangold and AdvEn Industries resulting in the transfer of 26 million Tangold shares for the license of carbon fibre technologies then owned by the Company. The Patent and Know How licensed were based on U.S. Provisional Patent Application No. 63/092,912. The patent was split into three components: carbon fibre; solid bitumen; and the residual fields. The received shares were concurrently distributed to the then shareholders of AdvEn by way of special resolution of the board. Tangold is a debtor to the Company by way of a non-interest-bearing demand loan. As at this prospectus, Tangold is indebted to AdvEn $446,000 and this amount has been written down in each of the years ending 2021 and 2022. The Company’s Chief Executive Officer, Chief Technology Officer and one director (Philip Chong) act as officers and directors of Tangold.

Effective May 30, 2022, AdvEn entered into an amended and restated Technology Acquisition Agreement. This agreement transfers the underlying patent application to Tangold for consideration of 1,150,500 voting common shares with an estimated value of $250,000. The Company retains all afore mentioned rights to the residual fields including any derivative technologies resulting from the patent application.

Please see “note 23.c and 23.d of the enclosed Notes to the Consolidated Financial Statements for the years ended December 31, 2021 and December 31, 2020.”

AdvEn Solid Bitumen Inc.

AdvEn Solid Bitumen Inc. (“Bitumen”) resulted from a technology spinout effective February 14, 2021 and completed on December 25, 2021. The transaction was a share exchange between Bitumen and AdvEn Industries resulting in the transfer of 26 million Bitumen shares for the license of solid bitumen technologies then owned by the Company. The shares were concurrently distributed to the then shareholders of AdvEn by way of special resolution of the board. Bitumen is a debtor to the Company by way of a non-interest-bearing demand loan. As at this prospectus, Bitumen owes AdvEn $73,000 and this amount has been written down in each of the years ending 2021 and 2022. The Company’s Chief Executive Officer, Chief Technology Officer and one director (Philip Chong) act as officers and directors of Tangold.

As at May 30, 2022, Bitumen’s licenses is with Tangold.

Please see “note 23.c and 23.d of the enclosed Notes to the Consolidated Financial Statements for the years ended December 31, 2021 and December 31, 2020.”

BitCan Geosciences and Engineering Inc.

BitCan Geosciences and Engineering Inc. (“Bitcan”) is a company materially owned by the Chief Executive Officer. During the year ended December 31, 2021, the Company entered into service agreement for engineering for management services. Fees paid during the year for the service agreement totaled $325,000 (2020 $220,315). Bitcan is also holder of 2,168,614 (6.6%) of the Company’s Common Shares. Bitcan acquired shares from May 2020 through March 2021 at an average cost of $0.16 per share for total paid in capital of approximately $353,000.

1367054 Alberta Ltd.

1367054 Alberta Ltd, (“7054”) is a company materially owned by the Chief Executive Officer and holds 7,903,986 (24.2%) of the Company’s Common Shares. The shares were acquired from June 2018 through May 2021 at an average cost per share of $0.28 for total paid in capital of approximately $2.2 million.

KNP Group Inc.	KNP Group Inc. (“KNP”) is a company materially owned by Philip Chong, a director of AdvEn. KNP holds 4,869,815 (14.9%) of the Company’s Common Shares. KNP acquired its shares during the period from October 2015 through February 2020 at an average cost of $0.12 per share for total paid in capital of approximately $567,000.

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Director and Officer Indemnification

Our by-laws contain provisions for the indemnification of our directors and officers. Additionally, we have entered into indemnity agreements with all our directors and executive officers. See “Description of Share Capital—Limitation of Liability and Indemnification of Directors and Officers.”

Policies and Procedures for Related Person Transactions

Prior to the closing of this offering, our Board will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Common Shares as of the date of this prospectus by our officers, directors, director nominees and five percent or greater beneficial owners of Common Shares. There is no other person or group of affiliated persons known by us to beneficially own more than five percent of our Common Shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all Common Shares shown that they beneficially own, subject to community property where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Our calculation of the number of shares and percentage of beneficial ownership prior to this offering is based on            Common Shares outstanding as of the date of this prospectus. Our calculation of the number of shares and percentage of beneficial ownership after this offering is based on            Common Shares outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional Common Shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Suite 2320, 140 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3.

Name of Beneficial Owner	Shares of Voting Common Share Beneficially Owned Before and After this Offering	Percentage of Voting Common Share Beneficially Owned Before this Offering	Percentage of Voting Common Share Beneficially Owned After this Offering
Directors and Named Executive Officers:
Dr. Yanguang Yuan	10,072,600	30.8%		%
Ronald Michael Steele	50,000	0.2%
Dr. Weixing Chen	6,055,066	20.7%
John Meekison	500,000	1.5%
Philip Chong	5,063,163	15.4%
All executive officers and directors as a group (5 persons)	21,740,829	68.6%
5% Shareholders:
Ingo Mueller	2,225,000	6.8%
Arni Johannson	4,633,982	14.1%

As of the date of this prospectus, 1,198,758 of our outstanding Common Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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DESCRIPTION OF SHARE CAPITAL

General

The following is a summary of the rights of our Common Shares as set forth in our articles and Bylaws each as currently in effect, and certain related sections of the ABCA. We were incorporated as “Nano Innovations Inc.” on November 9, 2017 under the British Columbia Business Corporations Act. We continued to the ABCA effective July 27, 2022 and changed our name to “Adven Inc.” in connection with the continuation. We are governed by the ABCA, as well as the articles of continuance that we filed in connection with our continuation under the ABCA (our “articles”) and our Bylaws which we adopted upon our continuation. This summary does not purport to be complete and is qualified in its entirety by the full text of our articles and Bylaws.

Our authorized share capital consists of (i) an unlimited number of Common Shares, which do not have any special rights or restrictions, and (ii) an unlimited number of preferred shares, each without par value (“Preferred Shares”), with the rights specified in our articles, as described below.

The following description of our share capital and provisions of our articles and Bylaws are summaries of material terms and provisions and are qualified by reference to our articles and Bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, we had 32,750,002 Common Shares issued and outstanding, and no Preferred Shares and no options or warrants exercisable for Common Shares and no securities convertible into Common Shares are issued and outstanding. We will effect a forward stock split prior to the closing of this offering at a ratio to be determined. Immediately following the closing of this offering, we expect to have            issued and outstanding Common Shares (           Common Shares if the underwriters’ option to purchase additional Common Shares is exercised in full).

Rights, Preferences and Restrictions Attaching to Our Common Shares

The ABCA and our articles provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

•	the right to one vote at all meetings of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote;

•	subject to the prior rights and privileges attaching to any other class of shares of our Company; and

•	subject to the prior rights and privileges attaching to any other class of shares of the Company, the right to receive the remaining property and assets of the Company upon.

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meeting at which only holders of a specified class of shares (other than Common Shares) or a specified series of shares are entitled to vote. At such meetings attended by holders of Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by the holder. Holders are entitled to elect all nominees to the Board of the Company.

Subject to the rights, privileges, restrictions, conditions, and limitations of any other class of shares of the Company, holders of our Common Share are entitled to receive any dividends of the Company and, upon a liquidation, dissolution of winding-up of the Company, whether voluntary or involuntary, to receive the remaining property of the Company.

Rights, Preferences and Restrictions Attaching to Our Preferred Shares

Our Articles of Incorporation provides the following rights, privileges, restrictions and conditions attaching to our Preferred Shares:

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Designation of Series of the Preferred Shares

Our Board is authorized to issue Preferred Shares at any time and from time to time be issued in one or more series as designated by the directors of the Company. Any series of Preferred Shares designated by our Board will consist of such number of shares as may, before the issue thereof, be determined by resolution of our board of directors. If our Board exercises its authority under the ABCA and the articles to designated a series of Preferred Shares, the board will, before the issuance of any shares of such series, send articles of amendment to the registrar under the ABCA in the form required to designated the series of shares.

Rights and Restrictions of the Preferred Shares

Subject to the provisions of the ABCA, our Board may by resolution fix from time to time before the issue of any series of Preferred Shares the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares, including, but without limiting or restricting the generality of the foregoing:

•	the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative) and the dates;

•	places of payment thereof;

•	the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof;

•	(including redemption after a fixed term or at a premium);

•	the terms and conditions of any conversion or exchange rights;

•	the terms and conditions of any share purchase plan or sinking fund; restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company; and

•	any voting rights and restrictions attached to the series of Preferred Shares.

Participation in Assets on Dissolution

The holders of Preferred Shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among the shareholders of the Company for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common Shares or any other shares of the Company ranking junior to the Preferred Shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

Amendment of the Articles of Incorporation

Confirmation of any special resolution to amend our articles to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preferred Shares or to create special shares ranking in priority to or on a parity with the Preferred Shares may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Preference share duly called for that purpose.

The holders of the Common Shares and the Preferred Shares, or any series thereof, need not rank equally nor be treated equally in the declaration or payment of dividends. Our Board shall have full and absolute discretion to declare and pay dividends to the holders of one or more classes of shares, or any series thereof, to the exclusion of the other classes of shares, or any series thereof, and in different amounts to the holders of different classes of shares, or any series thereof; provided that all dividends paid on any particular class of shares, or any series thereof, shall be paid in proportion to the number of shares of such class, or any series thereof, that are held by each shareholder.

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Shareholder Meetings

The ABCA provides that: (i) a general meeting of shareholders shall be held at such place in or outside Alberta as the directors determine or, in the absence of such a determination, at our registered office is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days; (iv) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Superior Court of King’s Bench of Alberta may order a meeting to be called, held and conducted in a manner that the Court directs.

Our Bylaws provide that a quorum is met when holders of not less than 33 1/3% of the votes entitled to be voted at the meeting are present in person or represented by proxy.

The holders of our Common Shares are entitled to attend and vote at all meetings of our shareholders.

Fully Paid and Non-assessable

All outstanding Common Shares are, and the Common Shares to be outstanding upon completion of this offering will be duly authorized, validly issued, fully paid and non-assessable.

Our Objects and Purposes

Article 5 of our articles does not impose any restrictions on the business that we may carry on or on the powers the Company may exercise.

Authority of Directors

A Director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company shall disclose in writing to the Company, or request to have entered in the minutes of the Board meeting, the nature and extent of his or her interest at the time and in the manner provided by the ABCA. Such a director shall not vote on any resolution to approve the same except as provided by the ABCA.

Under the Bylaws, our directors shall be paid such remuneration for their services as our Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Under the charter of the Compensation Committee to be adopted by the Board, the Committee will be delegated with the authority to determine the compensation of directors, including the directors who are members of the committee.

Article 3 of the Bylaws grants the Board to authorize us to borrow money, issue debt obligations, guarantee the performance of obligations of other parties and grant a security interest in our assets to secure our obligations. In addition, Article 3 of the Bylaws provides that the Board may delegate such powers to a director or a committee of directors.

Neither our articles or Bylaws provide for any age limit requirement regarding the retirement of directors or require directors to be shareholders.

86

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this offering may be subject to such penny stock rules, purchasers in this offering will likely find it more difficult to sell their Common Shares in the secondary market.

Limitations on Liability and Indemnification of Officers and Directors

Under the ABCA, and except in respect of an action by or on behalf of the Company to procure a judgment in our favour, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of that corporation or body corporate, provided that:

•	the director or officer acted honestly and in good faith with a view to the best interests of the corporation; and
•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The ABCA also provides that we may also advance money to a director, officer or other individual for costs, charges and expenses incurred in connection with such a proceeding.

Our Bylaws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity provided that we shall not indemnify any such individual unless he or she:

•	a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Company’s request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

In addition, our Bylaws require us to advance money to a director, officer or other individual for costs, charges and expenses incurred in connection with such a proceeding.

Under the ABCA, we are permitted to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

Prior to the completion of the offering we intend to enter into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify, including but not limited to the indemnity permitted under the ABCA and required under our Bylaws, him or her for losses reasonably incurred by reason of being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful, and in so acting was in breach of the obligations under the indemnity agreement.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

87

Registration of Common Shares

All transfers of our securities shall be made in accordance with the ABCA and the Securities Transfer Act. Subject to the provisions of the ABCA and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the ABCA) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the ABCA and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the ABCA and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of certain liens enumerated in the Bylaws. While the Common Shares currently issued and outstanding are physically certificated, we anticipate that the Common Shares sold in this offering will be DTC eligible and can be held and transferred through book entry.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for our Common Shares is VStock Transfer, LLC, located at 18 Lafayette Place, Woodmere, New York 11598.

Listing

We have a pending listing application with Nasdaq and intend to list our Common Shares on Nasdaq under the symbol “         .” We cannot guarantee that we will be successful in listing our Common Shares on Nasdaq. We will not complete this offering unless we are so listed.

Exchange Controls

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our Common Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our articles of amendment on the right of a non-resident to hold or vote our Common Shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts will generally not apply except where a control of an existing Canadian business or company, which has Canadian assets or revenue over a certain threshold, is acquired and will not apply to trading generally of securities listed on a stock exchange.

Competition Act

Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to seek a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which order may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of voting our shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period.

88

Investment Canada Act

The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction by Canadian authorities. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, trade agreement investors from countries with most-favoured nation treatment under Canada’s free trade agreements (including the European Union, the United States, Australia, Chile, Colombia, Honduras, Japan, Mexico, New Zealand, Panama, Peru, Singapore, South Korea, the United Kingdom, Vietnam) that are not State-Owned Enterprises generally will be required to file a pre-closing application for review and approval when directly acquiring a Canadian business where the enterprise value exceeds C$1.711 billion (indexed annually) in 2022. World Trade Organization (“WTO”) investors (i.e. firms controlled in WTO countries) that are not State-Owned Enterprises and that do not enjoy the benefit of the most-favored nation trade agreements noted above generally will be required to file a pre-closing application for review and approval when directly acquiring a Canadian business where the enterprise value exceeds C$1.141 billion in 2022 (indexed annually). For direct acquisitions by WTO country State-Owned Enterprises, determination of the threshold for approval is based on asset book value rather than enterprise value. The asset size threshold was C$454 million in 2022 and is indexed annually. The asset value threshold also applies for non-WTO country State-Owned Enterprises that acquire control of a Canadian business that was, immediately prior to the investment, controlled by a WTO Investor.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

Under Investment Canada Act also includes a national security review regime under which a review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada. “No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The federal government has broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the Canadian government, and may occur on a pre- or post-closing basis.

Certain transactions relating to our Common Shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national security review, including:

•	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our Common Shares, remains unchanged.

Comparison of Shareholder Rights

We are a corporation governed by the ABCA. The following discussion summarizes material differences between the rights of holders of our Common Shares and the rights of holders of the Common Shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Alberta and Delaware. This summary is qualified in its entirety by reference to the Delaware General Corporation Law, or the DGCL, the ABCA, and our articles and our Bylaws.

89

Delaware	ABCA

Stockholder/Shareholder Approval of Business Combinations; Fundamental Changes

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

Under the ABCA and our articles, certain fundamental changes, such as amendments to the articles, certain by-laws amendments, continuances to another jurisdiction, certain amalgamations, a lease, sale or transfer of all or substantially all of the property of a company other than in the ordinary course of business, liquidations, dissolutions, and certain arrangements are required to be approved by special resolution.

90

Delaware	ABCA

 However, under the DGCL, mergers in which less than 20% of a corporation’s stock outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

The DGCL does not contain a procedure comparable to a plan of arrangement under ABCA.

 A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose; or (ii) signed by all shareholders entitled to vote on the resolution.

In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights. In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Under the ABCA, arrangements are permitted and a company may make any proposal it considers appropriate. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, (or such higher approval that a court may require) and may provide that holders of shares not normally entitled to vote may vote on the arrangement. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

The ABCA does not contain a provision comparable to Section 251(h) of the DGCL.

91

Delaware	ABCA

Special Vote Required for Combinations with Interested Stockholders/Shareholders

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder.

The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

The ABCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, in Canada, takeovers and other related party transactions are addressed in provincial securities legislation and policies which may apply to us.

In addition, we will be subject to Canadian Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions or MI 61-101 which if we become a reporting issuer under Canadian securities laws through the filing of a prospectus in Canada or our securities becoming traded on a stock exchange in Canada. MI 61-101 is applicable to Canadian reporting issuers and contains detailed requirements in connection with “related party transactions.” A “related party transaction” as defined under M I61-101 means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

The filing and effectiveness of the registration statement of which this prospectus forms a part with the SEC will not, by itself, make us a reporting issuer in Canada and subject us to the provisions of MI 61-101.

92

Delaware	ABCA

Appraisal Rights; Rights to Dissent

Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

The ABCA provides that shareholders of a corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with specified matters, including:

•     any amalgamation with another corporation (other than with certain affiliated corporations);

•     an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the class in respect of which a shareholder is dissenting;

•     an amendment to the corporation’s articles to add or remove an express statement establishing the unlimited liability of shareholders;

•     an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•     a continuance under the laws of another jurisdiction;

•     a sale, lease or exchange of all, or substantially all, of the property of the corporation other than in the ordinary course of business;

•     a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and

•     certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

93

Delaware	ABCA

Compulsory Acquisition

Under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.	The CBCA provides that if, within 120 days after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate or associate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice before the earlier of (i) 60 days from the termination of the offer; and (ii) 180 days from the making of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may, within 20 days of receiving notice, notify the offeror that they are not transferring their shares to the offeror but are demanding to be paid fair value as determined by a court.

Stockholder/Shareholder Consent to Action Without Meeting

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.	Under the CBCA, an action that can be taken at a meeting may only be taken without a meeting if the resolution with respect to that matter is signed by all shareholders entitled to vote thereon.

Special Meetings of Stockholders/Shareholders

Under the DGCL, a special meeting of shareholders may be called by the board of directors of by such persons authorized in the certificate of incorporation or bylaws.

Under the ABCA and our by-laws, the directors may call a special meeting of the shareholders.

Additionally, under the ABCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a meeting of shareholders may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a shareholders meeting. Upon receiving a requisition that complies with the technical requirements set out in the ABCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them may call the meeting.

94

Delaware	ABCA

Distributions and Dividends; Repurchases and Redemptions

Under the DGCL, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Under the ABCA, subject to any restrictions contained in its articles, a company may pay a dividend in fully paid shares, money or other property The ABCA will prohibit the declaration or payment of dividends in circumstances where (i) there are reasonable grounds for believing that the company is or after the payment would be unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would be less than the aggregate of its liabilities and its stated capital of all classes.

The purchase or other acquisition by a company of its shares is permitted subject to solvency tests similar to those applicable to the payment of dividends (as set out above).

Vacancies on Board of Directors

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

Under the ABCA and our articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not so filled, a quorum of directors may fill a vacancy among the directors unless the vacancy results from an increase in the number of the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles.

Under the articles and subject to the ABCA, the directors may appoint additional directors between annual general meetings provided that, after such appointment, the total number of directors is not greater than one and one-third times the number of directors who held office at the expiration of the last annual meeting of the Company.

95

Delaware	ABCA

Constitution and Residency of Directors

The DGCL does not have residency requirements, but a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.	The ABCA likewise does not impose residency requirements on the Board of Directors.

Removal of Directors; Terms of Directors

Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Under the ABCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office.

Our by-laws allow for the removal of a director by ordinary resolution of the shareholders.

If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Inspection of Books and Records

Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may inspect the corporation’s books and records for a proper purpose.	Under the ABCA, directors, shareholders, creditors and their representatives may inspect certain of the records of a company during usual business hours of the company and take copies of extracts free of charge.

96

Delaware	ABCA

Amendment of Governing Documents

Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; provided that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

Under the ABCA, any amendment to the articles of a corporation generally requires shareholder approval by special resolution. If a proposed amendment requires approval by special resolution (which requires the approval of not less than two-thirds of the votes cast by the shareholders), the holders of shares of a class (or of a series of a class, if the proposed amendment would affect such series differently from the other series of shares of such class) are entitled to vote separately as a class or series if the proposed amendment affects the class or series as specified in the ABCA, whether or not the class or series otherwise carries the right to vote. The ABCA provides, however, that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of dividends or return of capital over any other series of shares of the same class that are then outstanding.

Under the ABCA, unless the articles or by-laws otherwise provide, the board of directors of a corporation may, by resolution, make, amend or repeal by-laws that regulate the business or affairs of a corporation provided that any such by-law, amendment or repeal of a by-law must be confirmed at the next meeting of shareholders by the affirmative vote of a majority of the shareholders entitled to vote thereat. Any by-law or amendment is effective when made by the board of directors but ceases to be effective if not confirmed by the shareholders. If a by-law, amendment or repeal is rejected by shareholders, or the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, then such by-law, amendment or repeal will cease to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

Indemnification of Directors and Officers

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

Under the ABCA, a company may indemnify its current or former directors or officers or another individual who acts or acted at the company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the company or another entity.

97

Delaware	ABCA

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

The ABCA also provides that a company may advance moneys to a director, officer or other individual for costs, charges and expenses incurred in connection with such a proceeding.

However, indemnification is prohibited under the ABCA unless the individual (i) acted honestly and in good faith with a view to the company’s best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the company’s request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Limited Liability of Directors

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

Under the ABCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interests of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and (iii) comply with the ABCA, the regulations thereunder and the company’s articles, by-laws and any unanimous shareholder agreement. These statutory duties are in addition to duties under common law and equity.

No provision in a contract or the articles, by-laws, or resolution of a company may relieve a director or officer of a company from the duty to act in accordance with the ABCA and the regulations thereunder, or from any liability for failing to do so.

98

Delaware	ABCA

The ABCA does not permit any limitation of a director’s liability other than in connection with the adoption of a unanimous shareholder agreement that restricts certain powers of the directors. If such a unanimous shareholder agreement were adopted, the parties who are given the power to manage or supervise the management of the business and affairs of the corporation under such agreement assume all of the liabilities of a director under the ABCA.

Under the ABCA, a director is not liable for certain acts if the director has otherwise complied with his or her duties and otherwise exercised the degree of care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including relying in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial condition of the company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Stockholder/Shareholder Lawsuits

Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Under the ABCA, a current or former shareholder (including a current or former beneficial shareholder) of a company or any of its affiliates, a current or former director or officer of a company or any of its affiliates the “Director” appointed under the ABCA, or any other person who, in the discretion of the court, is a proper person may make an application to the court (each a “complainant”) for leave to bring an action in the name and on behalf of the company or any of its subsidiaries, or intervene in an action to which the company or any of its subsidiaries is a party, to prosecute or defend an action on behalf of a company (a derivative action). No derivative action may be brought unless the court is satisfied that (i) notice of the application for leave has been given to the directors of the company or its subsidiary of the complainant’s intention to apply to the court under subsection (1) not less than fourteen days before bringing the application, or as otherwise ordered by the court, if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the company for the action to be prosecuted or defended.

Under the ABCA, the court in a derivative action may make any order it thinks fit.

99

Delaware	ABCA

Oppression Remedy

Although the DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, there is no remedy under the DGCL that is comparable to the ABCA’s oppression remedy.

The ABCA’s oppression remedy enables a court to make an order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that (i) any act or omission of the company or any of its affiliates effects or threatens to effect a result, (ii) the business and affairs of the company or its affiliates are, have been or are threatened to be carried on or conducted in a manner, or (iii) the powers of the directors of the company or any of its affiliates are of have been exercised in a manner, that is, oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of any security holder, creditor, director or officer of the company.

Under the ABCA, a “complainant” includes a current or former shareholder (including a current or former beneficial shareholder) of a company or any of its affiliates, a current or former director or officer of a company or any of its affiliates, the “Director” appointed under the ABCA or any other person who, in the discretion of the court, is a proper person to bring the application.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants.

Blank Check Preferred Stock/Shares

Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, the DGCL does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Under, and subject to, the ABCA, preferred shares may be issued in one or more series. The articles of incorporation may authorize a board of directors, without shareholder approval, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including redemption, dividend, liquidation and voting rights, as our board of directors may determine.

The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of a corporation and may adversely affect the market price of a corporation’s common shares.

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Delaware	ABCA

In addition, the ABCA does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over market value for their shares.

Advanced Notice Requirements for Proposals of Stockholders/Shareholders

Delaware corporations typically have provisions in their bylaws that require a stockholder proposing a nominee for election to the board of directors or other proposals at an annual or special meeting of the stockholders to provide notice of any such proposals to the secretary of the corporation in advance of the meeting for any such proposal to be brought before the meeting of the stockholders. In addition, advance notice bylaws frequently require the stockholder nominating a person for election to the board of directors to provide information about the nominee, such as his or her age, address, employment and beneficial ownership of shares of the corporation’s capital stock. The stockholder may also be required to disclose, among other things, his or her name, share ownership and agreement, arrangement or understanding with respect to such nomination.

For other proposals, the proposing stockholder is often required by the bylaws to provide a description of the proposal and any other information relating to such stockholder or beneficial owner, if any, on whose behalf that proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the proposal and pursuant to and in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

Under the ABCA, proposals with respect to the nomination of candidates for election to the board of directors may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit a proposal, a shareholder must be the registered or beneficial holder of, or have support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the corporation, or (ii) voting shares whose fair market value is at least $2,000 and such registered or beneficial holder(s) must have held such shares for at least six months immediately prior to the day upon which the shareholder submits the proposal. In order for a proposal to include nominations of directors, it must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the special meeting.

A proposal under the ABCA must include the name and address of the person submitting the proposal, the names and addresses of the person’s supporters (if applicable), the number of shares of the company owned by such persons and the date upon which such shares were acquired.

If the proposal is submitted at least 90 days before the anniversary date of the notice of meeting sent to shareholders in connection with the previous annual meeting and the proposal meets other specified requirements, then the company shall either set out the proposal in the proxy circular of the company or attach the proposal thereto. In addition, if so requested by the person submitting the proposal, the company shall include in or attach to the proxy circular a statement in support of the proposal by the person (not to exceed 200 words) and the name and address of the person.

If a company refuses to include a proposal in a management proxy circular, the company shall notify the person in writing within 21 days after its receipt of the proposal (or proof of the person’s ownership of securities) of its intention to omit the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for an order permitting the company to omit the proposal from the management proxy circular and the court may make such order as it determines appropriate.

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Delaware	ABCA

Any registered shareholder entitled to vote, or any beneficial shareholder whose shares are entitled to be voted, at a meeting of shareholders may also discuss at the meeting any matter in respect of which such shareholder would have been entitled to submit a proposal.

Provisions of Alberta Securities Laws Governing Business Combinations

All provinces of Canada have adopted Canadian National Instrument 62-104 entitled “Take-Over Bids and Issuer Bids” and related forms to harmonize and consolidate take-over bid and issuer bid regimes nationally (“NI 62-104”). The Canadian Securities Administrators, or CSA, have also issued National Policy 62-203 entitled “Take-Over Bids and Issuer Bids” (the “National Policy”) which contains regulatory guidance on the interpretation and application of NI 62-104 and on the conduct of parties involved in a bid. The National Policy and NI 62-104 are collectively referred to as the “Bid Regime.” The National Policy does not have the force of law, but it is an indication by the CSA of what the intentions and desires of the regulators are in the areas covered by their policies. Unlike some regimes where the take-over bid rules are primarily policy-driven, in Canada the regulatory framework for take-over bids is primarily rules-based, which rules are supported by policy.

The following take-over bid requirements will be applicable with respect to securities of the Company irrespective of whether the Company is a “reporting issuer” at the relevant time. The early-warning report requirements will only be applicable to an acquisition of securities of the Company if the Company is a “reporting issuer” at the relevant time. The Company is presently not a “reporting issuer” under the securities laws of any Canadian province or territory and will not become a “reporting issuer” in Canada as a result of the effectiveness of the registration statement of which this prospectus forms a part. However, the Company may determine to become a “reporting issuer” under Canadian securities laws in the future by filing a prospectus with Canadian securities regulatory authorities or becoming listed on a stock exchange in Canada.

Takeover Bid Requirements: A “take-over bid” or “bid” is an offer to acquire outstanding voting or equity securities of a class made to any person who is in one of the provinces of Canada or whose last address as shown on the books of a target is in such province, where the securities subject to the offer to acquire, together with the securities “beneficially owned” by the offeror, or any other person acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire, but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders. For the purposes of the Bid Regime, a security is deemed to be “beneficially owned” by an offeror as of a specific date if the offeror is the beneficial owner of a security convertible into the security within 60 days following that date, or has a right or obligation permitting or requiring the offeror, whether or not on conditions, to acquire beneficial ownership of the security within 60 days by a single transaction or a series of linked transactions.

Early Warning Report Requirements: Offerors are also subject to early warning requirements, where an offeror who acquires “beneficial ownership of,” or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into, voting or equity securities of any class of a reporting issuer that, together with the offeror’s securities, would constitute 10% or more of the outstanding securities of that class must promptly, and no later than the opening of trading on the business day following the acquisition, publicly issue and file a news release containing certain prescribed information, and, promptly, and no later than two business days from the date of the acquisition, file an early warning report containing substantially the same information as is contained in the news release. In addition, where an offeror is required to file an early warning report or a further report as described above and the offeror, or any person acting jointly or in concert with the offeror, acquires or disposes beneficial ownership of, or the power to exercise control or direction over, an additional 2% or more of the outstanding securities of the class or securities convertible into 2% or more of the outstanding securities of the class, or disposes of beneficial ownership of outstanding securities of the class below 10%, the offeror must issue an additional press release and file a new early warning report. Any material change in a previously filed early warning report also triggers the issuance and filing of a new press release and early warning report. During the period commencing on the occurrence of an event in respect of which an early warning report is required and terminating on the expiry of one business day from the date that the early warning report is filed, the offeror, or any person acting jointly or in concert with the offeror, may not acquire or offer to acquire beneficial ownership of, or control of direction over, any securities of the class in respect of which the early warning report was required to be filed or any securities convertible into securities of that class. This requirement does not apply to an offeror that has beneficial ownership of, or control or direction over, securities that, together with the offeror’s securities of that class, comprise 20% of more of the outstanding securities of the class.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Common Shares, and while we intended to apply for the listing of our Common Shares on the Nasdaq, we cannot assure you that an active trading market for our Common Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Common Shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Common Shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our Common Shares and our ability to raise equity capital in the future.

Upon completion of this offering, we will have            common shares outstanding, or           % common shares outstanding if the underwriters exercise their option in full to purchase additional common shares. Of these,            common shares, or            common shares if the underwriters exercise their option in full to purchase additional common shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining common shares are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

Lock-Up Agreements

We, our directors, executive officers and certain holders of our equity securities have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, subject to specified exceptions as detailed further in “Underwriting” below, we or they will not, except with the prior written consent of Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any our Common Shares or any securities convertible into or exercisable or exchangeable for shares of our Common Shares, request or demand that we file a registration statement related to our Common Shares, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

United States Resale Restrictions

Rule 144

Non-affiliates

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

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Affiliates

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Common Shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of our Common Shares pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Canadian Resale Restrictions

The Company is not a “reporting issuer” under the securities laws of any Canadian province or territory and will not become a “reporting issuer” in Canada as a result of the effectiveness of the registration statement of which this prospectus forms a part. As the Company is not a “reporting issuer” in Canada and has no obligation to become a “reporting issuer” in any jurisdiction in Canada, Canadian shareholders of the Company will not be able to resell their shares publicly in Canada. Accordingly, any resale of the securities by Canadian shareholders of the Company must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Notwithstanding that a Canadian shareholder may have purchased their securities pursuant to an available prospectus exemption in Canada, there is no assurance that a further exemption from Canadian prospectus requirements will be available to enable a Canadian purchaser to resell the securities acquired. Further, hold periods and manner of sale requirements may be imposed on Canadian purchasers in limited circumstances where exemptions may be available. Accordingly, any Canadian shareholder should consult with a legal advisor to ascertain the restrictions on resale that will be applicable them under the laws of their local jurisdiction.

Further, any sale of any of our Common Shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if the issuer is a reporting issuer in a jurisdiction of Canada and prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

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UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares that are generally applicable to a U.S. Holder, as defined below, with respect to shares that a U.S. Holder acquires pursuant to this offering. This summary assumes that the shares are held as capital assets (generally, property held for investment), within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code, in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder, or the Treasury Regulations, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) are U.S. expatriates, (vii) elect to mark their securities to market, (viii) hold the shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (ix) acquire the shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (x) have a functional currency other than the U.S. dollar, or (xi) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate, gift tax, other non-income tax, or the alternative minimum tax. Each U.S. Holder is urged to consult his or its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in the shares.

As used herein, “U.S. Holder” means a beneficial owner of common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding common shares is urged to consult its own tax advisor.

Distributions on the Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of any distribution paid by us will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value (determined in CDN dollars) of such property on the date of the distribution. Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations.

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To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

So long as the shares are listed on the Nasdaq or we are eligible for benefits under the Income Tax Convention between the U.S. and Canada, dividends a U.S. Holder receives from us will be “qualified dividend income” if certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum U.S. federal income tax rate.

Subject to certain limitations, Canadian tax withheld with respect to distributions made on the shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the shares. A U.S. Holder’s adjusted tax basis in such shares will generally be its U.S. dollar cost. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains generally will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

A non-U.S. corporation, such as we will be classified as a passive foreign investment company, or a PFIC, with respect to a U.S. Holder for U.S. federal income tax purposes for a taxable year of a tested foreign corporation, if either (a) 75% or more of our gross income consist of certain types of passive income (which we refer to as the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income. The value of our assets for this purpose is expected to be based, in part, on the quarterly average of the fair market value of such assets (which we refer to as the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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Based on the projected composition of our assets and income, we believe that the Company might have constituted a PFIC for the taxable year ending March 31, 2021, were there to have been a U.S. Holder on such date, as a result of the significant gain reported from the sale of land (presumptively a passive asset). However, going forward, we do not anticipate the Company will constitute a PFIC with respect to any U.S. Holder acquiring shares after March 31, 2021. Although we do not anticipate being characterized as a PFIC with respect to U.S. Holders acquiring interests after March 31, 2021, because of (i) the nature of the anticipated income, and (ii) the value of our assets for purposes of the PFIC asset test generally should be determined by reference to the market price of the shares and on that basis will skew distinctly in favor of active income generating assets, it is possible that fluctuations in gain or income, or the market price of assets held may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, we us our liquid assets and cash raised in any offerings. Whether we are a PFIC is a factual determination, and we must make a separate determination each taxable year as to whether the Company is a PFIC (after the close of each taxable year). Accordingly, we cannot assure holders that we will not be a PFIC during the current and any future taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds shares, we will continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years, even if we cease to qualify as a PFIC under the rules set forth above.

If we are considered a PFIC at any time that a U.S. Holder holds shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or a “qualified electing fund” election) of the shares if we are considered a PFIC. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder holds shares during any taxable year that we are a PFIC, such holder generally must annually file Form 8621, “Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund”, with the IRS.

Holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing shares if we are or become a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election), which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC.

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

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Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets”, with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the “Tax Act”, to a purchaser who acquires as beneficial owner common shares under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax convention, (ii) holds the common shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold and will not be deemed to use or hold, the common shares in a business carried on in Canada, hereinafter, a “Non-Resident Holder.” Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

This summary is based upon the provisions of the Tax Act in force as of the date hereof , all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the “Proposed Amendments,” the Canada-United States Tax Convention (1980), or the “Treaty”, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the CRA, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the common shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention. For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

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Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Generally, the common shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided the common shares are listed at that time on a “designated stock exchange,” as defined in the Tax Act (which currently includes Nasdaq), unless at any time during the 60-month period that ends at that time the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource properties,” (c) “timber resource properties” (each as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law rights in, such properties, whether or not such properties exist. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property.

A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for which Spartan Capital Securities, LLC, is acting as the representative, (the “Representative”), we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of our Common Shares listed next to its name in the following table:

Name of Underwriter	Number of Common Shares
Spartan Capital Securities, LLC
Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares to cover overallotments, if any), if the underwriters buy any of such shares. The underwriters’ obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

The underwriters initially propose to offer our Common Shares directly to the public at the public offering price set forth on the front cover page of this prospectus. After the initial public offering of our Common Shares, the offering price and other selling terms may be changed by the underwriters.

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Over-Allotment Option

We have granted to the underwriters an option to purchase up to 15% additional our Common Shares or            Common Shares, at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 45 days after the closing of this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our Common Shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount to be paid by us(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The underwriters will receive an underwriting discount equal to eight percent (8.0%) on all shares sold by the underwriters in this offering. In the case proceeds from the sale of our Common Shares are received from Company-originated investors, the underwriting discount will equal four percent (4.0%).

We have agreed to reimburse the representative of the underwriters out of the proceeds of the offering for non-accountable expenses up to the amount of $50,000 and to reimburse the representative for accountable legal expenses incurred by the representative in connection with the offering, up to $150,000 for fees and expenses of the representative’s legal counsel and other out-of-pocket expenses, and, if applicable, additional amounts to cover costs associated with the use of a third-party electronic road show service. We have paid an expense advance of $10,000, to the Representative, which will be applied against the actual accountable expenses that will be payable by us to the Representative in connection with this offering and any portion of the advance will be returned back to the Company to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $          .

Representative’s Warrant

We have agreed to issue the Representative’s Warrant to the representative to purchase up to an aggregate of eight percent (8.0%) of the shares of Common Shares sold in this offering. The Representative’s Warrant is exercisable commencing 180 days after the effective date of the registration statement of which this prospectus forms a part at $            per share (110% of the public offering price), but may not be transferred at any time prior to the date which is 180 days after commencement of the sales by us of our Common Shares. The Representative’s Warrant will expire on a date which is five (5) years from the date of the commencement of the sale of our Common Shares in this offering in compliance with FINRA Rule 5110(e)(1)(A). The Representative’s Warrant has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e). The Representative (or its respective permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrant or the securities underlying such warrant, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such warrant or the underlying securities for a period of 180 days following the date of commencement of sales pursuant to this offering. In addition, the Representative’s Warrant provides for a cashless exercise and “piggy-back” registration rights with respect to the shares underlying such warrants, exercisable in certain cases for a period of no more than seven (7) years from the effective date of this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to the “piggy-back” registration of the securities issuable on exercise of the Representative’s Warrant other than underwriting commissions incurred and payable by the holders thereof. The exercise price and number of shares issuable upon exercise of the Representative’s Warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The Representative’s Warrant and the shares underlying the Representative’s Warrant are being registered for sale on the registration statement of which this prospectus forms a part.

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Tail Financing

If, during the 18-month period following the expiration or termination of the Representative’s engagement, we consummate a financing with investors with whom the Representative had contacted or introduced to us during the period in which we engaged the Representative, we will pay the Representative a fee equal to eight percent (8.0%) of the proceeds of such financing and warrants to purchase a number of shares of our Common Shares equal to five percent (5.0%) of the aggregate number of shares of our Common Shares sold in such offering at an exercise price equal to 110% of the offering price of the shares of our Common Shares sold in such offering.

Right of First Refusal

Until 12 months from the closing date of this offering, if we or any of our subsidiaries (a) decide to dispose of or acquire business units or acquire any of our outstanding securities or make any exchange or tender offer or enter into a merger, consolidation or other business combination or any recapitalization, reorganization, restructuring or other similar transaction, including, without limitation, an extraordinary dividend or distributions or a spin-off or split-off, and we decide to retain a financial advisor for such transaction, the Representative shall have the right to act as our exclusive financial advisors for any such transaction; or (b) decide to finance or refinance any indebtedness using a manager or agent, the Representative shall have the right to act as joint bookrunners, joint managers, joint placement agents or joint agents with respect to such financing or refinancing; or (c) decide to raise funds by means of a public offering (including at-the-market facility) or a private placement or any other capital-raising financing of equity, equity-linked or debt securities using an underwriter or placement agent, the Representative shall have the right to act as joint book-running managers, joint underwriters or joint placement agent for such financing, in any event on terms and conditions customary for such transactions of a similar size and nature.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of 180 days after the date of the offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities in cash or otherwise.

Our directors, executive officers and the holders of substantially all of our equity securities have agreed, subject to certain exceptions, with the underwriters that for a period of 180 days, after the date of this prospectus, we or they will not, except with the prior written consent of the Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of our Common Shares or any securities convertible into or exercisable or exchangeable for shares of our Common Shares, request or demand that we file a registration statement related to our Common Shares, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares. All of our option holders and warrant holders are subject to a market stand-off agreement with us which imposes similar restrictions.

The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Common Shares, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•	Syndicate covering transactions involve purchases of our Common Shares in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Common Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in our Common Shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our Common Shares until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result of these activities, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Initial Public Offering Pricing

Prior to the completion of this offering, there has been no public market for our Common Shares. The initial public offering price has been negotiated between us and the representative.

Other Relationships

The Representative and its affiliates may provide various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions.

The Representative may in the future provide us and our affiliates with investment banking and financial advisory services for which it may in the future receive customary fees. See “Underwriting-Tail Financing,” above. The Representative may release, or authorize us to release, as the case may be, the Common Shares subject to the lock-up agreements described above in whole or in part at any time with or without notice.

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Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Application for Nasdaq Capital Market

We have applied to list our Common Shares on Nasdaq under the reserved symbol “         .” We will not consummate and close this offering without a listing approval letter from Nasdaq. If we are unable to obtain a listing on Nasdaq, we will not close this offering. If our Common Shares are listed on Nasdaq, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The common shares offered by this prospectus have not been qualified by prospectus for distribution in Canada, and may not be, directly or indirectly, offered or sold in Canada or to any residents of Canada, except in compliance with an exemption from Canadian prospectus requirements. Any sales of our Common Shares in any province or territory of Canada will only be made by a securities dealer appropriately registered in that province or territory to make such sales, which may include a Canadian affiliate of one of the underwriters using a separate Canadian Offering Memorandum that will include a copy of this prospectus. Any common shares acquired may not be sold in Canada, except in compliance with Canadian prospectus requirements or an exemption therefrom.

Neither this prospectus nor the registration statement of which this prospectus forms a part is a prospectus under the laws of any Canadian province or territory. Accordingly, none of the securities qualified for sale by this prospectus are qualified for public sale in Canadian province or territory. The securities may be sold in Canada in limited circumstances only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario).

The Company is not a “reporting issuer” under the securities laws of any Canadian province or territory and will not become a “reporting issuer” in Canada as a result of the effectiveness of the registration statement of which this prospectus forms a part. As the Company is not a “reporting issuer” in Canada and has no obligation to become a “reporting issuer” in any jurisdiction in Canada, Canadian investors will not be able to resell their shares publicly in Canada. Accordingly, any resale of the securities by Canadian shareholders of the Company must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Notwithstanding that Canadian investor may purchase the securities pursuant to an available prospectus exemption, there is no assurance that a further exemption from Canadian prospectus requirements will be available to enable a Canadian purchaser to resell the securities acquired. Further, hold periods and manner of sale requirements may be imposed on Canadian purchasers in limited circumstances where exemptions may be available. Accordingly, any Canadian purchaser should consult with a legal advisor to ascertain the restrictions on resale that will be applicable them under the laws of their local jurisdiction.

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Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

EXPENSES RELATED TO THIS OFFERING

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing.

Amount
SEC registration fee	$
FINRA filing fee		*
Nasdaq listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment

Each of the amounts set forth above, other than the SEC registration fee and FINRA filing fee, is an estimate.

EXPERTS

The consolidated financial statements as of December 31, 2021 and 2020, and for the years then ended included in this prospectus have been audited by RBSM LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of RBSM LLP is located at 805 Third Avenue, Suite 1430, New York, NY 10022.

LEGAL MATTERS

We are being represented by Carmel, Milazzo & Feil LLP with respect to legal matters of United States federal securities law. The validity of the Common Shares offered by this prospectus and legal matters as to Canadian laws will be passed upon for us by McMillan LLP. Carmel, Milazzo & Feil LLP may rely upon McMillan LLP with respect to all matters governed by Canadian laws. The Representative is being represented by Lucosky Brookman LLP with respect to certain legal matters as to United States federal securities law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Alberta, Canada and a majority of our directors and certain of our officers, as well as the Canadian independent registered chartered accountants named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our non-U.S. directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against us or any of such persons may not be collectible within the United States.

114

In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada. However, subject to certain time limitations, a foreign civil judgment, including a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws, may be enforced by a Canadian court, provided that:

•	the judgment is enforceable in the jurisdiction in which it was given;

•	the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Canadian courts, and the court had authority according to the rules of private international law currently prevailing in Canada;

•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

•	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not contrary to the laws governing enforcement of judgments;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	the judgment is no longer appealable; and

•	an action between the same parties in the same matter is not pending in any Canadian court at the time the lawsuit is instituted in the foreign court.

Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. The usual practice in an action before a Canadian court to recover an amount in a non-Canadian currency is for the Canadian court to render judgment for the equivalent amount in Canadian currency.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering Common Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, summarizes material provisions of contracts and other documents included in the Registration Statement. Since this prospectus does not contain all of the information contained in the registration statement on Form F-1, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our securities.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.adveninc.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which it forms a part. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

115

ADVEN INC.

Audited Financial Statements for Fiscal Years ended December 31, 2021 and 2020

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and the Board of Directors of

AdvEn Inc. (formerly Nano Innovations Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AdvEn Inc., formerly Nano Innovations Inc., (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the company has suffered recurring losses from operations, will require additional capital to fund its current operating plan, and has stated that substantial doubt exists about the company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on the company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the company’s auditor since 2022

PCAOB ID 587

New York, NY

October 25, 2022

F-2

ADVEN INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN CANADIAN DOLLARS)

As at December 31,	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$2,720,224	$9,135
Accounts receivable (note 6)	385,938	2,030,911
Investment tax credits recoverable	1,027,544	200,851
Prepaid expenses	115,063	98,688
Total current assets	4,248,769	2,339,585

Right of use assets (note 7)	1,760,030	50,052
Property, plant, and equipment (note 8)	4,992,508	350,510
Total assets	$11,001,307	$2,740,147

LIABILITIES
Current liabilities
Accounts payable (note 9)	$1,834,283	$339,542
Lease liabilities (note 10)	43,701	37,707
Due to shareholders (note 11)	-	86,957
Related party promissory notes payable (note 12)	480,300	600,000
Current portion of deferred government grants (note 14)	366,594	-
Notes (note 13)	3,218,842	-
Total current liabilities	5,943,720	1,064,206

Lease liabilities (note 10)	1,764,636	25,344
Deferred government grants (note 14)	2,510,159	-
Total liabilities	10,218,515	1,089,550

SHAREHOLDERS’ EQUITY
Share capital (note 16)	7,249,961	6,424,190
Contributed surplus	3,494,005	1,966,578
Accumulated deficit	(9,961,174)	(6,740,171)
Total shareholders’ equity	782,792	1,650,597
Total liabilities and shareholders’ equity	$11,001,307	$2,740,147

Approved on behalf of the Board of Directors:

/s/ Dr. Yanguang Yuan	/s/ Dr. Grzegorz Ombach
Director	Chairman

The accompanying notes are an integral part of these financial statements.

F-3

ADVEN INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(IN CANADIAN DOLLARS)

For the years ending December 31,	2021	2020
Expenses:
Stock based compensation	1,527,427	-
Bad debt expense (note 23c)	553,299	-
Legal fees	454,384	8,892
Consulting fees	352,733	-
Research and development (note 17)	243,299	554,281
Depreciation:
Right of use assets	179,060	74,087
Property, plant and equipment	172,068	113,313
Accounting and audit fees	78,379	49,176
General and administration	41,663	13,788
Sales and marketing	28,058	14,835
Insurance	16,591	8,541
Loss from operations	(3,646,959)	(836,913)

Other items:
Finance expenses (note 18)	295,134	39,795
Loss on foreign exchange	81,073	7,894
Change in fair value	2,613	-
Government grants (note 14)	(716,593)	-
Government subsidies (note 15)	(88,184)	(12,376)
Total loss and comprehensive loss	$(3,221,003)	$(872,225)
Net loss per share
Basic and diluted loss per share (note 21)	$(0.13)	$(0.04)

The accompanying notes are an integral part of these financial statements.

F-4

ADVEN INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(IN CANADIAN DOLLARS)

	Common Shares	Share capital (note 16)	Contributed surplus	Accumulated deficit	Total equity
Balance as at January 1, 2020	19,891,413	$4,127,100	$1,966,578	$(5,867,946)	$225,732
Comprehensive loss		-	-	(872,225)	(872,225)
Issuance of shares	3,871,275	2,297,090	-	-	2,297,090
Balance as at December 31, 2020	23,762,688	$6,424,190	$1,966,578	$(6,740,171)	$1,650,597

Stock based compensation		-	1,527,427	-	1,527,427
Comprehensive loss		-	-	(3,221,003)	(3,221,003)
Issuance of shares	2,237,312	173,571	-	-	173,571
Share exchange (note 5)	6,750,000	652,200	-	-	652,200
Balance as at December 31, 2021	32,750,000	$7,249,961	$3,494,005	$(9,961,174)	$782,792

The accompanying notes are an integral part of these financial statements.

F-5

ADVEN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN CANADIAN DOLLARS)

For the years ending December 31,	2021	2020
Operating activities
Net loss	$(3,221,003)	$(872,225)
Adjusted for the following:
Depreciation:
Property, plant and equipment	172,068	113,313
Right of use assets	179,059	74,087
Accretion	15,435	-
Amortization of deferred financing fees	9,953	-
Loss on foreign exchange	81,073	7,894
Change in fair value	2,613	-
Stock based compensation	1,527,427	-
Change in non-cash working capital (note 22)	2,356,253	118,813
Cash used in operating activities	1,122,878	(558,118)

Financing activities
Lease payments	(143,753)	(70,584)
Proceeds from issuance of common shares	2,170,661	300,001
Proceeds (repayment) from related party promissory notes	(119,700)	550,000
Cash (used in) provided by financing activities	1,907,208	779,417

Investing activities
Purchase of property, plant and equipment	(4,814,066)	(259,750)
Reverse merger (note 5)	3,730,009	-
Change in non-cash working capital (note 22)	765,060	-
Cash used in investing activities	(318,997)	(259,750)

Net change in cash and cash equivalents	2,711,089	(38,451)
Cash and cash equivalents, beginning of the year	9,135	47,586
Cash and cash equivalents, end of the year	$2,720,224	$9,135

The accompanying notes are an integral part of these financial statements.

F-6

ADVEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – REPORTING ENTITY

AdvEn Industries Inc. (“AdvEn”) is engaged in research, development and commercialization of ASAC and in dry ESAC for use in batteries, supercapacitors, filtration systems and other industrial and commercial applications with improved technical performance to the other products currently available on the global market.

AdvEn was incorporated under the ABCA on October 1, 2011.

On December 25, 2021, AdvEn undertook a share exchange with Nano Innovations Inc. (“Nano”), a company incorporated under the Business Corporations Act, British Columbia, Canada, whereby 100% of the then issued shares in AdvEn were exchanged for shares in Nano on a share-for-share (1-1) basis. The transaction has been accounted for as a reverse merger (see note 5 “Reverse Merger”). AdvEn was the acquiring entity for accounting purposes. The transaction is accounted for using the purchase method of accounting, the transaction was a recapitalization of Nano’s capital structure. This resulted in Nano being the legal acquirer of AdvEn.

Nano subsequently undertook a name change on July 27, 2022 to AdvEn Inc. (together with its subsidiaries, the “Company”).

All reference to common shares and per share amounts has been retroactively restated to effect the reverse acquisition as of the transaction had taken place on January 1, 2020.

The Company’s head office is located at Unit 208-1075 West 1st Street, North Vancouver, British Columbia.

The Company’s research and manufacturing facility is located at Unit 300 – 3615 11 Street, Nisku, Alberta, Canada.

NOTE 2 – BASIS OF PRESENTATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) as adopted in Canada and in place for December 31, 2021 and 2020 and include the accounts of the Company and its subsidiary, all intercompany balances and transactions have been eliminated.

The financial statements of the Company for the year ended December 31, 2021 and 2020, were approved by the Board on October 13, 2022.

(b)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary. The subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. These entities are fully consolidated from the date in which control is transferred to the Company and continue to be consolidated until the date control ceases. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

The consolidated financial statements of the Company include AdvEn Industries and Nano. (see note 5 “Reverse Merger”).

(c)	Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities.

The Company is focused on raising additional capital to continue research and development of industry-leading technology with plans to become a technology-based material developer and manufacturer.

F-7

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue as a research and development company for the foreseeable future and will be able to generate positive free cash flow from its assets and discharge its liabilities in the normal course of business. The Company is still in its research and development phase, has been incurring losses since inception and has not generated revenue. During the year ended December 31, 2021, the Company incurred a net loss of $3,221,003 (2020 - $872,225), generated cash in operations totalling $1,122,878 (2020 – used $558,118) and as at December 31, 2021 has accumulated deficit totalling $9,961,174 (2020 - $6,740,171). These factors raise substantial doubt around the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on accessing additional funding and support from its investors. The financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the statement of financial position classification that would be necessary if the going concern assumption were not appropriate.

(d)	Basis of measurement

These financial statements have been prepared on the historical cost basis.

(e)	Function and presentation currency

The Company and its subsidiary each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net earnings in the period in which they arise.

These financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest dollar.

(f)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, and the reported amount of assets, liabilities, income and expenses during the reporting period. Actual results may differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Amounts reported are evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from these estimates. Management has made significant assumptions about the future that could result in a material adjustment to the carrying amounts of assets and liabilities. In the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	Provision for income tax

Deferred tax assets, including those arising from tax loss carry forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods to the utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.

ii.	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is measured at a point in time and may change in subsequent periods.

Where possible, fair value is determined by reference to quoted prices in the most advantageous active market available to the Company. In the absence of an active market, fair value is determined on the basis of valuation models, including discounted cash flow models. These models require assumptions of the amount and timing of future cash flows, discount rates and market conditions at the measurement date. External observable market data are used for these assumptions when available. When such data is not available, the Company uses the best possible estimate.

F-8

iii.	Fair value of assets and liabilities acquired in a reverse merger and/or business combination

Acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each reverse merger and/or business combination is based on the information available on the acquisition dates. The estimate of any fair value of the acquired intangible assets, property, plant and equipment, other assets, liabilities assumed and contingent consideration are based on assumptions.

iv.	Allowance for doubtful accounts

The Company applies an expected credit loss approach in determining allowances for doubtful accounts. The approach that the Company has taken for trade receivables is a provision matrix approach whereby lifetime expected credit losses are recognized based in aging characterization and credit worthiness of customers. Specific provisions may be used where there is information that a specific customer’s expected credit losses have increased.

v.	Useful lives of property, plant and equipment

The Company estimates the useful lives of property, plant and equipment based on the period over which the items of property, plant and equipment are expected to be available for use. The estimated useful lives of property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant items of property, plant and equipment. In addition, the estimation of the useful lives of property, plant and equipment are based on internal evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded depreciation expenses for any period would be affected by changes in these factors and circumstances.

vi.	Impairment of non-current assets

Property, plant and equipment assets are assessed for impairment at least annually and whenever there is an indication that the asset may be impaired. The Company determines the fair value less cost of disposal of its cash generating unit (“CGU”) groupings. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

The process of determining the value in use or the fair values less cost of disposal requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, margins, as applicable, derived from past experience, actual operating results and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

Property, plant and equipment assets that are considered in development are not tested for impairment until such time as they are put into their intended use.

vii.	Accrued liabilities

Measurement of accrued liabilities involves the use of estimates to be made by management for determining the amount to be accrued and/or disclosed in the consolidated financial statements. These estimates are based on financial information available to management at the time of preparation of the consolidated financial statements.

viii.	Compound financial instruments

The Company has issued a variety of financial instruments that require judgement to determine whether the security should be classified as an equity instrument, a financial liability, derivative liability or a compound financial instrument with both equity and liability components. Key factors impacting the classification of these instruments include the ability to reliably recognize and estimate the characteristics of the financial instrument, existence of maturity dates, mandatory interest and principal payments, conversion and redemption rights, subordination to other equity instruments and the ability the settle the instrument in cash or equity.

ix.	Right of use assets and lease liabilities

Upon the inception of a lease, the Company uses its internally calculated weighted average cost of capital to determine the cost of the asset as well as the principal repayments of the lease liability.

F-9

x.	Revenue

Revenue is recognized when performance obligations are identifiable and recorded when goods, or services are delivered to customers. Transaction prices are derived from specific selling prices either at the time of delivery or when a contract is signed with the customer for future delivery of products or services. The Company determines revenue to be transferred at a point in time when the physical asset or services is immediately transferred or consumed by the end customer. Revenue is considered to be transferred over a period of time when a series of activities are performed over a longer period of time to deliver a service or good to the customer.

xi.	Government grants and subsidies

Government grants and subsidies are recognized as Other Income using the percentage completion method as contractual performance obligations are identifiable and completed. The Company analyzes the probability to complete its obligations and the reliability of receiving the financial benefits from grants and subsidies. The percentage completion of each of its performance milestones in accordance with its contractual obligations determines the earned portion of any grants or subsidies received as a percentage of total grants and subsidies. Unearned grants and subsidies where payment has been received, are carried as deferred government grants in the Company’s statement of financial position.

(g)	Estimation of uncertainties relating to the global health pandemic from COVID-19 (the “Pandemic”)

The Company has considered the possible effect that may result from the Pandemic in the preparation of these consolidated financial statements including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the Pandemic, the Company has used internal and external sources of information and expect that the carrying amount of these assets will be recovered. The impact of the Pandemic on the Company’s financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below are applied consistently to the periods presented.

(a)	Financial instruments

AdvEn recognizes a financial instrument as a financial asset or a financial liability when AdvEn becomes party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value except for financial assets and financial liabilities that are measured at fair value through profit and loss. Transaction costs that are directly attributable to the acquisition or issuance of the financial instrument are added to the fair value of finance assets and deducted from the fair value of financial liabilities at initial recognition.

The Company’s financial instruments are:

Financial instrument	Initial measurement	Subsequent measurement

Cash and cash equivalents	Fair value	Amortized cost
Accounts receivable	Fair value	Amortized cost
Due from related parties	Fair value	Amortized cost
Investment tax credits recoverable	Fair value	Amortized cost
Accounts payable	Fair value	Amortized cost
Due from shareholders	Fair value	Amortized cost
Related party promissory notes payable	Fair value	Amortized cost
Notes	Fair value	Amortized cost
Lease liabilities	Fair value	Amortized cost
Stock-based compensation	Fair value	Amortized cost

i.	Non-derivative financial assets

The Company initially recognizes accounts receivable on the date that they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained is recognized as a separate asset or liability.

F-10

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, there is a legal right to offset the amounts and the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: cash and cash equivalents, accounts receivable, due from related parties and investment tax credits recoverable.

ii.	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which it becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company has the following non-derivative financial liabilities: accounts payable, due to shareholders, related party promissory notes payable, and lease liabilities.

iii.	Derivative financial instruments

All derivatives are recognized as either assets or liabilities in the consolidated financial position at fair value. Changes in the fair value of derivative financial instruments are recognized periodically through profit or loss.

The Companies derivative financial liabilities are: Notes and non-cash compensation.

(a)	Cash and cash equivalents

Cash and cash equivalents presented in assets on the statement of financial position and in the statement of cash flows include components of cash that are readily available or convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash includes bank deposits, cash on hand and short-term deposits with an initial maturity of less than three months.

(b)	Accounts receivable

Accounts receivable are recorded based on the revenue recognition policy and are presented net of allowance for doubtful accounts. The Company applies an expected credit loss approach in determining allowances for doubtful accounts.

(c)	Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation. The initial cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset into working condition for its intended use. Repairs and maintenance costs are charged directly to profit and loss as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The cost of self-constructed assets includes the costs of materials and direct labour and any other costs directly attributable to bringing the assets to a working condition for their intended use. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present, and the cost of the item can be measured reliably.

	Depreciation method	Depreciation term
Lab equipment	Straight-line	8 years
Production equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Office equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Term of the lease

An asset’s residual value, useful life and depreciation method are reviewed at each reporting period and adjusted if appropriate.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of property, plant and equipment, and are recognized in profit or loss.

F-11

(d)	Impairment of assets

All non-financial assets are reviewed at the end of each reporting period to determine whether the carrying amount may not be recoverable. If evidence of impairment is identified, the asset is tested for impairment.

For purposes of impairment testing, if an asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, it is grouped with other assets to create a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of the cash inflows from other assets or groups of assets. As at December 31, 2021, the Company had a single CGU for purposes of conducting scientific research and development.

The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. Value in use is determined on the basis of profit or loss projections over its useful life using management’s forecast tools (for the first three years) and an estimate over the subsequent years based on long-term market trends for the asset or CGU involved. The calculation considers net cash flows to be received on disposal of the asset or CGU at the end of its useful life based on the growth and profitability profile of each asset or CGU.

An impairment loss is recognized when the carrying amount of any asset or its CGU exceeds its estimated recoverable amount. During the period no impairment loss was recognized.

An impairment loss recognized in prior periods for an asset or a CGU other than goodwill is reversed when there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount, without exceeding the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods.

(e)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Also, provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(f)	Accounts payable

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method unless settled before remeasurement is required.

(g)	Deferred licensing income

Deferred licensing income is recorded based on the revenue recognition policy for contract revenue in licensing contracts. Deposits are received from customers at the beginning of the contract and amounts are relieved from deferred licensing income as revenue is recognized based on the terms within the contract.

(h)	Notes

Notes are a compound financial instrument recognized initially at fair value, net of transaction costs incurred. Initially Notes contractual terms are evaluated for conditions that may give rise to uncertainty or variability in the future repayment of cash or equity. Initial recognition of these notes with these characteristics may include a derivative liability which is measured using an applicable valuation model. Subsequently these are stated at amortized cost with any difference between the proceeds and redemption value recognized in the profit or loss over the term of the debt using the effective interest rate method. These liabilities are classified as current unless the Company has an unconditional right to defer settlement for at lease 12 months aft the consolidated statement of financial position date.

(i)	Leases

Leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis.

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i.	Right of use asset

Right of use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	estimated restoration costs.

The right of use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

ii.	Lease liabilities

Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the statement of earnings over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of earnings. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Extension options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension options held are exercisable only by the Company and not by the respective lessor.

(i)	Income taxes

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to the initial recognition of deferred tax assets or liabilities in a business combination, items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax payable arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Foreign currency translation

Transactions in foreign currencies are translated using the exchange rate prevailing at the date of the transaction. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Exchange differences arising from the transactions are recorded in profit or loss for the period. Exchange differences arising from operating transactions are recorded in operating profit for the period; exchange differences related to financing transactions are recognized as finance costs or income.

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(k)	Share capital

Common shares are classified as equity. Costs directly attributable to the issuance of common shares and dilutive securities are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from equity. The proceeds from the exercise of any dilutive securities together with amounts previously recorded in contributed surplus over the vesting periods are recorded as share capital. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value of the shares on the date of issue. Where the Company has undertaken a consolidation or split of its equity securities, such changes are applied retrospectively. Retrospective adjustments and retrospective restatements are not changes in equity but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

(l)	Stock based compensation

Equity-settled stock based compensation to employees, directors and key consultants is measured at fair value of the equity instrument (i.e. options, performance warrants and stock awards) at the grant date and recognized in profit or loss over the vesting periods. Stock based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to contributed surplus. The fair value of the equity instrument is determined using either the Black–Scholes option pricing model or a binomial option pricing model, as applicable, which incorporate all market vesting conditions. The number of equity instruments expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Upon the exercise of any equity instrument, the consideration received is recorded as share capital and the related share-based compensation is included in contributed surplus.

(m)	Revenue recognition

Revenue from the experimental determinations represent the Company’s contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms.

(n)	Government grants and subsidies

In the course of its activities, the Company applies for and receives government grants related to research and development expenditures and the development of new technologies. These grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them, and that the grants will be received. Grants are recognized as other income.

When the funds granted relate to the construction or acquisition of property, plant and equipment, the amount received is recognized as a long-term liability until such a point as the asset is put to use. At that point, the amounts will be recognized in profit or loss with consistent terms as the underlying asset is depreciated. See Note 14 – “Deferred Government Grants” for details.

(o)	Government grants and subsidies (continued)

When government assistance is repayable, a liability is created except when there is reasonable assurance that the entity will meet the conditions prescribed for not repaying the amounts received. This liability is recorded at the discounted value of the repayments due.

In response to the Pandemic, governments have established various programs to assist companies through this period of uncertainty. Management has determined that the Company qualifies for certain programs and recognizes such government subsidies when there is reasonable assurance the subsidy will be received. Under IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company may recognize subsidies as either other income or a reduction of the expense related to the grant. AdvEn has elected to recognize as other income. See Note 15 – “Government Subsidies” for details.

(p)	Research and development

Expenditures related to research activities are recognized as an expense in the period in which they are incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

F-14

•	its intention to complete the intangible asset and use or sell it;
•	its ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

(q)	Interest income

Interest income is accounted for on an accrual basis using the effective interest method.

(r)	Investment tax credits

The Company receives indirect financial assistance from the government by way of the investment tax credit program. This program provides assistance, by way of direct payments and reductions in corporate income taxes, for specially defined qualifying expenditures. Investment tax credits are credited against the related research and development expenses, or capital assets, where applicable.

(s)	Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive securities. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all dilutive securities with exercise prices below the average market price for the year.

(t)	Related party transactions

Related party transactions are in the normal course of operations and are recorded at the exchange amount.

(u)	New accounting standards and interpretations not yet adopted

In January 2020, the IASB issued “Classification of Liabilities as Current or Non-current” as an amended International Accounting Standard (“IAS”) 1 “Presentation of Financial Statements. The amendments clarify the right to defer settlement, which is one of the existing requirements when classifying a liability to current or non-current. The amendments will be effective for AdvEn as of April 1, 2023. However, in November 2021, the IASB published an exposure draft with proposed revisions to the amendments to IAS 1 and proposed a deferral of the effective date. The impact of the amendments to the Company’s results of operations and financial position is being evaluated.

(v)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity resulting from transactions…

NOTE 4 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial instruments measured as fair value on the statement of financial position require classification into one of the following levels of the fair value hierarchy:

•	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities;
•	Level 2: Valuations based on observable inputs other than quoted active market prices; and
•	Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methods.

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The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

When available, AdvEn Industries uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sources market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, the Company determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisers following AdvEn Industries’s established valuation procedures including validation against internally developed prices.

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

NOTE 5 – REVERSE MERGER

On December 25, 2021, AdvEn and Nano closed a share exchange agreement whereby AdvEn shareholders exchanged 100% of the Company’s share capital for 26,000,000 shares in Nano. Prior to the share exchange, AdvEn undertook a consolidation of shares on a one to 0.6445 basis resulting in a total issued and outstanding shares in AdvEn of 26,000,000. All reference to common shares and per share amounts has been retrospectively restated to effect the reverse split of shares as if the transaction had taken place as of the beginning of the earliest period presented. The share exchange resulted in an exchange of shares on a one-to-one (1-1) basis. The total resulting shares outstanding in Nano (the Company) was 32,750,000.

The Company compared the concentration of assets, less cash, between Nano and Adven as at December 24, 2021 to determine the economic acquirer.

As the concentration of fair value of assets is primarily held within AdvEn and the primary asset held by Nano is cash and cash equivalents, AdvEn is the economic acquirer of Nano. AdvEn also has business processes and inputs that may result in the contribution to the creation of outputs, thereby classifying AdvEn as a business. However, Nano does not have any business processes or inputs that result in the ability to contribute to the creation of outputs, as such Nano is not a business. The share exchange has therefore been accounted for as a reverse merger of Nano by AdvEn rather than as a business combination while Nano is the legal surviving entity with AdvEn as a wholly owned subsidiary.

The Company has reported the total capitalization of the combined entities retrospectively to reflect the share exchange and consolidation. Retrospective adjustments and retrospective restatements are not changes in equity but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

Had the reverse merger occurred on January 1, 2020, the consolidated financial statements would show pro forma loss and comprehensive loss of $873,591 for the year ended December 31, 2020 and $1,889,196 for the year ended December 31, 2021.

Upon initial recognition, Nano’s net assets were as follows:

As at December 24, 2021	Nano Innovations Inc.

Cash and cash equivalents	$3,730,009
Due from related parties	65,000
Prepaid expenses and other assets	50,012
Total assets	3,845,020
Accounts payable	1,979
Current portion of Notes	3,062,829
Convertible debenture derivatives	128,012
Total liabilities	3,192,820
Net assets	$652,200

For purposes of estimating the transaction value, the short-term notes have been calculated at the face value of the host liability. However, upon initial recognition following the assumption of the liability, AdvEn determined the notes have certain characteristics that include a host liability, derivative liability and equity and have been adjusted accordingly once AdvEn became party to the notes (see Note 3a).

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NOTE 6 – ACCOUNTS RECEIVABLE

As at December 31,	2021	2020

Receivable from private placement (note 13)	$-	$1,997,090
Receivable from customers	174,219	-
GST receivable	211,719	33,821
	$385,938	$2,030,911

NOTE 7 – RIGHT OF USE ASSETS

The Company’s leasing activities comprises leases of its office, lab facility in Edmonton and its commercial facility in Nisku. The Company’s leases have terms expiring between 2022 and 2031 (see Note 10).

Total
Cost of right of use assets
Balance, January 1, 2020	$251,056
Additions	51,121
Balance, December 31, 2020	302,176
Additions	1,889,038
Balance, December 31, 2021	$2,191,215

Accumulated Depreciation of right of use assets
Balance, January 1, 2020	$178,038
Additions	74,087
Balance, December 31, 2020	252,125
Additions	179,060
Balance, December 31, 2021	$431,185

Net book value
Balance, December 31, 2020	$50,052
Balance, December 31, 2021	$1,760,030

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

	Lab equipment	Production equipment	Computer and office equipment	Leasehold improvements	Assets under construction	Total
Costs
Balance, January 1, 2020	$166,916	$285,606	$38,359	$80,767	$-	$571,648
Additions	11,651	246,047	2,052	-	-	259,750
Balance, December 31, 2020	178,567	531,653	40,411	80,767	-	831,398
Additions	95,208	361,117	16,153	1,210,597	3,130,991	4,814,066
Balance, December 31, 2021	$273,775	$892,770	$56,564	$1,291,364	$3,130,991	$5,645,464

Accumulated Depreciation
Balance, January 1, 2020	$117,788	$180,953	$21,955	$46,880	$-	$367,576
Additions	19,351	73,150	4,533	16,278	-	113,312
Balance, December 31, 2020	137,139	254,103	26,488	63,158	-	480,888
Additions	15,072	93,830	6,447	56,719	-	172,068
Balance, December 31, 2021	$152,211	$347,933	$32,935	$119,877	$-	$652,956

Net book value
Balance, December 31, 2020	$41,428	$227,550	$13,923	$17,609	$-	$350,510
Balance, December 31, 2021	$121,564	$544,837	$23,629	$1,171,487	$3,130,991	$4,992,508

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NOTE 9 – ACCOUNTS PAYABLE

As at December 31,	2021	2020

Trade payables	$714,209	$256,862
Trade payables relating to property, plant and equipment	765,060	-
Accrued interest	182,553	-
Accrued liabilities	75,506	37,500
Canadian Emergency Business Account loan payable	39,462	29,679
Payroll payable	57,493	15,501
	$1,834,283	$339,542

Included in trade payables are $237,193 (2020 - $227,454) to a related party for an entity controlled by the Chief Executive Officer.

NOTE 10 – LEASE LIABILITIES

All leases are accounted for in accordance with the Company’s policy for leases (see Note 3i).

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate of 15% determined using references to public market interest rates and the companies weighed average cost of capital during the year ended December 31, 2021.

On initial recognition, the carrying value of the lease liability also included any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right of use assets were initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

• lease payments made at or before commencement of the lease;

• initial direct costs incurred; and

• the amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset.

As at December 31,	2021	2020

Opening balance	$63,051	$81,212
Additions	1,889,038	51,121
Payments	(143,752)	(69,282)
Total lease liabilities	1,808,337	63,051
Less current portion	(43,701)	(37,707)
Non-current portion	$1,764,636	$25,344

Payment of principal amounts owing are scheduled as follows:

2022	$43,701
2023	30,610
2024	123,534
2025	144,181
2026 and thereafter	1,466,311
$1,808,337

The Company incurred $11,024 (2020 - $7,948) in low value lease expenses, $nil (2020 - $nil) in short term lease expenses, and $142,075 (2020 - $11,878) in interest expense related to lease liabilities.

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NOTE 11 – DUE TO SHAREHOLDERS

Due to shareholders is unsecured, bears no interest and has no fixed terms of repayment. The amounts were repaid in full in 2021.

NOTE 12 – RELATED PARTY PROMISSORY NOTES PAYABLE

The Company issued separate promissory notes payable to companies owned or controlled by the Chief Executive Officer and one director of the Company. The notes bear an annual interest rate of 6% and 12% and are due on demand. During the year, Company paid total interest of $48,339 (2020-$27,916).

As at December 31,	2021	2020

Opening balance	$600,000	$50,000
Additions	930,300	600,000
Payments	(1,050,000)	(50,000)
	$480,300	$600,000

NOTE 13 – NOTES

Upon completion of the share exchange with Nano (see Note 5), the Company assumed $3,000,000 in United States dollars (“USD”) senior secured Note with an accompanying warrant for the purchase of common shares in the Company within 10 years (the “Warrant” and together the “Bridge Financing”).

The Notes mature on the earlier of December 22, 2022 or upon the occurrence of the public offering of Common Shares of not less than USD$50 million, resulting in the listing for trading of the Common Shares on the NYSE American, Nasdaq, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange. The Notes may be extended if a Liquidity Event is in process and contemplated. The conversion price of the Notes is discounted from the share price for common shares at the Liquidity Event by 35%.

The Notes bear interest at 10% per annum payable upon maturity increasing to 15% if no Liquidity Event is in process or contemplated. The Notes are senior secured notes with specific security interest over all the assets of the Company excluding the intellectual property.

The Warrant may be issued to Note holders following the conversion of the Notes to common shares. Note holders have the right to purchase up to 50% of the number of common shares issued upon the full conversion of the Note calculated using 100% of the original principal amount plus any actual unpaid accrued interest on the Note divided by the exercise price at the Liquidity Event (the “Exercise Price”). The purchase price of one common share under the Warrant is equal to the Exercise Price. In the event of default or the maturity date is extended, the Warrants increase to 75% of the number of common shares issued upon the full conversion of the Note. In addition, the Warrants contain anti-dilution provisions for Exercise Price reductions should the Company issue equity or equity-like instruments at a lower per share price than the Exercise Price. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event the Company sells more than 50% or more of its equities or assets. Warrants will not be issued if the Notes do not convert. There were no stock warrants granted nor exercised nor expired during the years ended December 31, 2021 and 2020.

The Bridge Financing is a compound financial instrument. The host liability is an obligation to pay the Company cannot avoid. However, the liability is in a currency other than the Company’s functional currency and does not meet the fixed-for-fixed repayment terms of a financial liability; it contains a non-separable derivative liability. The conversion feature, while also meeting the definition of a derivative, contains a settlement provision based on the occurrence of a Liquidity Event and dependent on the approval of the Securities and Exchange Commission (“SEC”) and one of the above noted stock exchanges. As the settlement provision is outside of the Company’s control, it forms part of the host liability.

The Warrant also contains a settlement provision that is outside of the Company’s control, however the contingent settlement provision is classified as equity.

The Notes contain a host liability, derivative liabilities and equity as distinct elements accounted for separately upon initial recognition. While the Bridge Financing Liability was recognized at the carrying value at the time of the Share Exchange with Nano, the Company applied its initial recognition retrospectively as at the date of issuance. Upon initial recognition, the Company first estimated the derivative liability of the currency exchange using the Black Scholes method of valuation with a single time for maturity as a call option using the following assumptions:

•	Term – 1 year
•	Volatility - 6.17%
•	Risk Free Rate – 1.6%
•	Dividend Yield – nil

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As at December 22, 2021, the date of initial recognition, the fair value of the derivative liability was $128,012.

The Company calculated the present value of the host liability with the following assumptions:

•	Term – 1 year
•	Discount factor – 15.3% (as per the Company’s weighted average cost of capital (“WACC”)
•	Interest rate – 10%
•	USD Conversion rates
o	December 22, 2022 – 1.2865
o	December 31, 2022 – 1.2678

The present value of the host liability upon initial recognition was $3,347,355. The remaining $384,134 was applied to equity.

Transaction costs are applied proportionately to the financial liability and equity. Changes are recorded in profit and loss.

Subsequently, the Bridge Financing was calculated at amortized cost as follows:

As at December 31,	2021	2020

Principal amount	$3,859,500	$-
Unamortized discount	(495,333)	-
Unamortized transaction costs	(275,950)	-
Notes – liability component	$3,088,217	-

The liability component of the debenture was accreted to the face value of the debenture with a resulting charge to finance expenses. During the year ended December 31, 2021, the Company expensed $15,435 (2020 - $Nil) as accretion expense and $9,953 (2020 -$Nil) amortization of deferred financing fees.

Interest accrued on the Notes for the year ended December 31, 2021 was $11,631 (2020 - $Nil).

The derivative liability was calculated as follows:

As at December 31,	2021	2020

Opening balance	$-	$-
Initial recognition	128,012	-
Change in fair value	2,613	-
Notes – derivative liability	$130,625	-

NOTE 14 – DEFERRED GOVERNMENT GRANTS

The Company has successfully been awarded two grants from two different government agencies to be applied to the construction of the 300 metric ton per year Commercial Demonstration plant project in Nisku, Alberta, Canada. In aggregate the grants are worth $7,048,346. Below is the summary of the two grants received by the government:

(a)	Sustainable Development Technology Canada

On March 25, 2021, the Company signed a project funding agreement with SDTC. SDTC is a not-for-profit foundation for the purpose of fostering the development and adoption of technologies that contribute to Sustainable Development Technology infrastructure in Canada by contributing to the rapid development, demonstration and pre-commercialization of technological solutions that address climate change, clean air, clean water and clean soil. The investment by SDTC will not exceed $3,850,000 which will be broken down into four milestones.

(b)	Alberta Innovates

On April 1, 2021, the Company signed an investment agreement with AI. As per the conditions of the investment agreement, the project has to be completed by July 1, 2022. If an unforeseen circumstance arises whereby, it is not possible to meet the deliverables set out in a particular Milestone, the Company can request an amendment to the Investment Agreement by contacting Alberta Innovates no later than two weeks prior to the next Milestone completion date. Changes may include, but are not limited to, the following: (i) an increase or decrease in the Investment associated with a particular Milestone, or the Project as a whole; (ii) a proposed change in the scope of the Project; (iii) a delay in the completion of a Milestone, irrespective of any impact on the Project Completion Date; (iv) a Change in Control of the Applicant(s); or (v) any other changes as determined by Alberta Innovates.

F-20

If the project is not completed by such date, AI may elect to terminate this investment agreement and the Company will be notified and AI will have no liability or obligation to reimburse the Company for any project cost incurred after the effective date of termination. The investment by AI will not exceed $3,600,000 in accordance with the investment agreement. The investment is broken into five milestones. Upon the execution of the investment agreement, AI will provide $2,000,000, and the remaining $1,600,000 will be provided at completion of each milestone.

As of December 31, 2021, the Company has received $3,593,346. As this funding relates to a capital project that is still under construction and includes specific milestones, the amount specified for capital expenditures is recognized as a long-term liability until such as the milestones have been achieved or the asset is put to use as the case may be. At that point, the amounts will be recognized in profit or loss with consistent terms as the underlying asset is depreciated.

Below is the summary of the deferred revenue:

Deferred government grants	SDTC	AI	Total
Total funds received	$1,448,346	$2,145,000	$3,593,346
Recognized in profit and loss	291,358	425,235	716,593
Balance December 31, 2021	1,156,988	1,719,765	2,876,753
Less current portion	(99,681)	(266,913)	(366,594)
Non-current portion	$1,057,307	$1,452,852	$2,510,159

NOTE 15 – GOVERNMENT SUBSIDY

During 2020 and 2021, the Company received the following government subsidies.

(a)	Canada Emergency Business Account (“CEBA”)

CEBA is an interest free loan provided to small business and is partially forgivable. The Company received $40,000 in April of 2020 and of which $10,000 is the forgivable portion. AdvEn recognized $10,000 and interest of $2,376 as other income in 2020. In March of 2021, Company received additional $20,000 and of which $10,000 is forgivable and was recognized as other income.

(b)	Industrial Research Assistance Program (“IRAP”)

IRAP is designed to help Canadian businesses to accelerate the research and development projects of Canadian innovators. IRAP subsides 60- 80% of the labor cost. During 2021, the Company received $78,184 in wage subsidy from the program.

NOTE 16 – SHARE CAPITAL

Share capital is comprised of an unlimited number of common shares with no stated par value per share. All the common shares have the same rights in respect of the distribution of dividends and the repayment of capital. Each share confers the right to one vote at the annual general meeting.

On December 25, 2021, the Company undertook a reverse stock split of its shares on the basis of 1:0.6445 (see Note 5). As a result, the Company has applied the reverse stock split retrospectively to January 1, 2020 as presented in the Statement of Equity and the accompanying notes. Retrospective adjustments and retrospective restatements are not changes in equity but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

	Common shares
	Number of shares	Amount
Balance, January 1, 2020	19,891,413	$4,127,100
On May 4, 2020, issued 1,485,577 common shares for $0.13 per share	1,487,293	300,000
On December 31, 2020, issued a subscription agreement for 2,381,231 common shares for $0.53 per share	2,383,982	1,997,090
Balance, December 31, 2020	23,762,688	$6,424,190
On March 22, 2021, issued a subscription agreement for 1,554,588 common shares for $0.05 per share	1,554,588	120,714
On September 2, 2021, issued a subscription agreement for 682,724 common shares for $0.05 per share.	682,724	52,857
Issued to Nano shareholders in reverse merger (Note 5)	6,750,000	652,200
Balance, December 31, 2021	32,750,000	$7,249,961

F-21

NOTE 17 – RESEARCH AND DEVELOPMENT

The Company is currently working on multiple research and development projects to deliver high-performance technology platform for converting hydrocarbon resources to non-combustion applications via superior performance, lower-cost and cleaner environmental impact. These projects are qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-35% refundable tax credits on eligible expenses and from 8-20% for eligible expenditures in Alberta. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology.

A summary of the expenses related to research and development projects follows:

For the year ending December 31,	2021	2020

Materials and supplies	91,951	82,454
Patents	144,981	78,389
Professional fees	83,455	218,231
Facility operating costs	78,482	62,201
Repair and maintenance	22,485	9,274
Salary and benefits	650,162	289,718
Utilities	8,968	12,516
Shipping	172,478	2,349
Travel and other costs	17,881	-
Total research and development	1,270,843	755,132
SR&ED credits	(1,027,544)	(200,851)
Research and development, net of SR&ED	$243,299	$554,281

During 2021 and 2020, the Company performed some testing which was billed to an unrelated third party. This income was recorded as a recovery of research and development expenses in the amount of $186,638 (2020 - $10,585).

NOTE 18 – FINANCE EXPENSES

For the year ending December 31,	2021	2020

Interest related to lease liabilities	$142,075	$11,878
Interest related to other liabilities	127,671	27,917
Accretion	15,435	-
Amortization of deferred financing fees	9,953	-
Total finance expense	$295,134	39,795

NOTE 19 – SHARE-BASED COMPENSATION

The Company awarded share purchase options as performance awards to key management during the period from January 1, 2020 through December 31, 2021. On August 31, 2021, the directors of Nano approved a stock option plan that provided for up to 10% of the total issued and outstanding shares of Nano to be issued from time-to-time by the board to employees, directors, officers and key consultants of the Company (the “Plan”). Upon completion of the share exchange between AdvEn and Nano on December 25, 2021 (see Note 5), the Plan became the formal stock option plan for the combined legal entity. Prior to December 25, 2021, AdvEn share purchase option awards were granted on an ad hoc, as needed, basis by the Board.

F-22

The fair value of share purchase options is calculated as at the option grant’s effective date using a call option pricing model that takes into consideration certain assumptions on exercise price, market pricing, risk free interest rates, volatility and the expiry date of the option grant. Share-based compensation is amortized over the vesting period and recognized in profit and loss and accrued in equity. Upon exercise of the option, the exercise is recognized in cash and Common Shares.

As the Company is a private corporation preparing for a Liquidity Event, share purchase options may be exercised at any time once vested after there is a Liquidity Event. As such, the Company elected to use public market indicators for its fair value analysis and to calculate fair value using a binomial call option pricing model with the following assumptions:

•	Strike Price – Price of the share purchase option award in accordance with the Plan
•	Historical Price – Weighted average price of equity transactions made by willing and knowledgeable market participants during the prior two years ($0.21 per share in 2020; and $0.50 per share in 2021);
•	Volatility – the median volatility of a peer group of public companies selected in consultation with the Company’s bankers and consultants (in this case 1.16);
•	Risk Free Rate – One year treasury bill rate of the Bank of Canada (0.15% in 2020 and 0.75% in 2021); and
•	Term – The period from the date of grant to the expiry of the share purchase option (10 years).

Options have been calculated and presented on a combined basis retrospectively to January 1, 2020 as follows:

	Number of share options	Weighted average exercise price

Balance, January 1, 2020	41,892	$1.01
Balance, December 31, 2020	41,892	1.01
Issued	2,968,756	$0.11
Forfited	(41,892)	$(0.45)
Exercised	(2,237,312)	0.05
Balance, December 31, 2021	731,444	$0.30

Share options outstanding December 31, 2020				Share options exercisable December 31, 2020
Exercise price	Number of share options	Remaining contractual life	Weighted average exercise price	Number of share options	Weighted average exercise price

$1.01	16,112	0.00 years	$1.01	-	$1.01
$1.01	25,780	0.00 years	$1.01	-	$1.01
Total	41,892	0.00 years	$1.01	-	$1.01

Share options outstanding December 31, 2021				Share options exercisable December 31, 2021
Exercise price	Number of share options	Remaining contractual life	Weighted average exercise price	Number of share options	Weighted average exercise price

$0.30	150,000	2.33 years	$0.30	-	$0.30
$0.30	581,444	2.98 years	$0.30	-	$0.30
Total	731,444	2.85 years	$0.30	-	$0.30

As of December 31, 2021, there was $287,706 (2020 - $Nil) of total unrecognized compensation cost related to options granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2 years.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021 and 2020 was $0.45 and $0.45, respectively. The total fair value of options vested during the year ended December 31, 2021 $Nil (2020 - $Nil). The aggregate intrinsic value of share options exercised during the year ended December 31, 2021 $1,527,427 (2020 - $Nil). During the year ended December 31, 2021, the Company received $173,571 upon the exercise of 2,237,315 options with exercise prices around $0.08 (2020 - $Nil). There were no options granted nor exercised nor expired during the year ended December 31, 2020.

The fair value of each stock option award is estimated on the date of grant using a binomial option-pricing model based on the assumptions mentioned above.

F-23

NOTE 20 – INCOME TAX EXPENSE

The income tax provision differs from the amount that would be computed by applying the statutory rate of 23% (2020 – 24%). The reconciliation of the differences is as follows:

For the years ending December 31,	2021	2020

Loss before income tax	$(3,221,003)	$(872,225)
Statutory income tax rate	23%	23.99%
Expected income tax recovery	(740,831)	(209,247)

Change in enacted tax rates	-	7,257
Non-deductible expenses	127,698	1,942
Stock based compensation	349,136	-
Others	(106,692)	31,472
Deferred tax assets not recognized	370,689	168,576
Income taxes	$-	$-

The deferred tax assets and liabilities are attributable to the following:

As at December 31,	2021	2020

Non-capital loss carried forward	$3,290,145	$3,344,141
Capital assets	198,351	453,363
Lease liabilities	48,306	12,999
SR&ED ineligible tax credits	2,701,191	994,535
Others	507,172	-
Deferred income tax asset not recognized	(6,745,165)	(4,805,038)
Total deferred income tax asset	$-	$-

The Company has incurred losses of $ 3,290,145 for tax purposes which are available to reduce future taxable income. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses will expire between 2032 and 2041.

NOTE 21 – NET LOSS PER SHARE

The calculation of loss per share for the year ended December 31, 2021, is based on a loss attributable to shareholders of the Company of $3,221,003 (2020 - $872,226). Nil (2020 – Nil) Warrants and 731,444 (2020 – Nil) options were anti-dilutive during the years ended December 31, 2021 and December 31, 2020.

For the years ending December 31,	2021	2020

Weighted average number of share outstanding:
Basic	25,585,032	20,849,349
Diluted	25,585,032	20,849,349
Loss per share	$0.13	$0.04

NOTE 22 – SUPPLEMENTARY CASH FLOW INFORMATION

Cash generated from (used in) non-cash working capital comprises:

For the years ending December 31,	2021	2020

Accounts receivable	$(347,617)	$(21,094)
Prepaid expenses	29,137	(77,088)
Due from related parties	65,000	-
Investment tax credit recoverable	(826,693)	(54,639)
Accounts payable	1,411,690	217,138
Due to shareholders	(86,957)	42,618
Deferred government grants	2,876,753	-
	$3,121,313	$106,935

F-24

For the years ending December 31,	2021	2020

Non-cash working capital generated from (used in)
Operating activities	$2,356,253	$106,935
Investing activities	765,060	-
	$3,121,313	$106,935

NOTE 23 – RELATED PARTY TRANSACTIONS

(a)	Operating transactions

In addition to the amounts disclosed in notes 11 and 12, the Company had the following related party transactions:

During the year ended December 31, 2021, the Company entered into service agreement for engineering for management services with a company owned by the Company’s Chief Executive Officer. Fees paid during the year for the service agreement totaled $325,000 (2020-$220,315).

(b)	Key management compensation

Key management personnel are those persons responsible for the planning, directing and controlling the activities of the Company and includes both executive and non-executive directors. The Company considers all of its directors and executive management team members to be key management personnel.

Key management cash compensation comprises:

For the year ending December 31,	2021	2020

Salaries, bonuses and other benefits	$130,516	$120,000
Interest on promissory notes	48,339	27,916
Consulting fees	46,487	-
Non-cash compensation	1,527,427
	$1,752,769	$147,916

(c)	Amounts due from related parties

The Company has the following amounts due from related parties:

As at December 31,	2021	2020

Recoverable expenses from companies controlled by AdvEn shareholders	$488,299	$-
Demand note with entity controlled by a director	65,000	-
	$553,299	$-

All related party transactions are recorded at arms length. In determining the collectability of the amounts due from related parties, management assessed the financial strength, independence and reliance on the Company to repay the obligations and continue operations as a going concern. Each entity has it’s own management and operates independently of AdvEn and is operating independently. However, each related party is dependent on accessing additional funding and support from investors as they have no cash flow from operations with which to repay its debts.

The Company has therefore created an allowance for doubtful accounts in the amount of $553,299 to reflect the future collectability of these amounts.

F-25

(d)	Technology spin out

Effective February 5, 2021, AdvEn issued two licensing agreements for the use of internally created technologies to two separate entities with common shareholders to AdvEn prior to the share exchange (see Note 5). The licenses rely on a single patent that was not in use by the Company nor intended for commercial exploitation in its current business plan. The licenses provided the unfettered use of the patent for the development of carbon fibre technologies and solid bitumen technologies. The Company does not expect any further residual economic value from the patent. The net book value of the patent was $nil.

As of the spin out date, there are no assets liabilities, revenues or expenses related to the spin out business. The licenses were issued in exchange for 26 million shares in Tangold Inc. (carbon fibre) and 26 million shares in AdvEn Solid Bitumen Inc. (together the “Spinout Companies”). As a result of this transaction, AdvEn was the sole shareholder of the Spinout Companies. No gain on this shareholder distribution of shares in the Spinout Companies was recorded and it was considered a capital transaction by the Company.

The Board of AdvEn subsequently issued a special dividend to the AdvEn shareholders distributing shares in the Spinout Companies pari pasu prior to the share exchange with Nano.

(e)	Financial guarantee

On or before November 29, 2021, AdvEn entered into an assignable share repurchase agreement (“By-back”) with a private investor) to repurchase 2,381,231 of the authorized share capital of AdvEn. A director of AdvEn also served as a director and officer of the private investor. Consideration for the shares was in the form of a $1.5 million cash payment and a $500,000 promissory note (the “Private Investor Note”). The transaction was contingent upon the completion of a share exchange agreement between AdvEn and Nano which subsequently closed on December 24, 2021, the effective date of the Note. The Note was interest bearing at 10% per annum, subordinated to all other creditors of AdvEn.

At the time of closing, AdvEn assigned the By-back as follows:

•	For consideration of CDN$1 million, 1,190,615 shares to Canadian Nexus Team Ventures Corp. (“CNTV”). A director of the Company also serves as a director for CNTV.
•	For a consideration of CDN$500,000 and assignment of the Private Investor Note, 1,190,615 shares to Ataraxi Holdings Corp. (“AHC”). AHC is materially controlled by a director of the Company.
•	AdvEn remained liable for the one-time interest payable of $50,000.

AdvEn remained as a guarantor for the Private Investor Note in conjunction with AHC and a director of the Company.

The Company determined the guarantee did not meet the requirements of a financial liability; any outflow in settlement is remote; and did not require the recognition of a contingent liability. The guarantee was subsequently released on June 16, 2022.

The Company has accrued for the interest payable under the note in profit and loss.

(f)	Variable interest entities

The Company has many dealings with entities that are under common management and/or common directors.

The Company evaluated the transactions entered with Bitumen Universal Landing Corp, Tangold Inc, and Adven Solid Bitumen Solutions throughout all of 2021 and 2020, for all related party transactions within AdvEn, AdvEn does not meet any of the requirements of control.

NOTE 24 – FINANCIAL INSTRUMENTS

The Company is exposed to various risks through its financial instruments and have a comprehensive risk management framework to monitor, evaluate and manage these risks. The following analysis provides information about the Company’s risk exposure and concentration.

(a)	Fair value

Due to the short-term nature of cash and cash equivalents, accounts receivable, and accounts payable; the Company has determined that the carrying amounts approximate fair value. The carrying amounts of lease liabilities, due to shareholders, Notes, and related party promissory notes payable also approximate their fair value as they were entered recently and interest rates have not changed materially during the period.

F-26

(b)	Credit risk

Credit risk is the risk of a potential loss to the Company if a lessee or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure is the carrying amount of cash and cash equivalents, accounts receivable (goods and services tax (“GST”) receivable and other accounts receivable) and net lease investment.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties in meeting its financial obligations as they come due. The table below summarizes the future undiscounted contractual cash flow requirements as at December 31, 2021 for its financial liabilities:

As at December 31, 2021	Carrying amount	Contractual cash flow	Less than 12 months	1 – 2 years	2 – 3 years	Thereafter

Accounts payable	$1,834,283	$1,834,283	$1,834,283	$-	$-	$-
Lease liabilities	1,808,337	3,634,234	359,985	378,200	376,076	2,519,973
Related party promissory notes payable	480,300	537,936	537,936	-	-	-
Notes	3,088,217	-	-	-	-	-
	$7,211,137	$6,006,453	$2,732,204	$378,200	$376,076	$2,519,973

As at December 31, 2020	Carrying amount	Contractual cash flow	Less than 12 months	1 – 2 years	2 – 3 years	Thereafter

Accounts payable	$339,542	$339,542	$339,542	$-	$-	$-
Lease liabilities	63,051	71,341	43,726	25,491	2,124	-
Due to shareholders	86,957	86,957	86,957	-	-	-
Related party promissory notes payable	600,000	672,000	672,000	-	-	-
	$1,089,550	$1,169,840	$1,142,225	$25,491	$2,124	$-

Management monitors and manages its liquidity risk through regular monitoring of its financial liabilities against the constraints of its available financial assets.

(d)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. The Company does not currently have significant direct exposure to any of these risk categories. Management believes the risk faced by the Company with regard to market risk is an acceptable risk faced in the ordinary course of business. General economic conditions globally, including relative strength of the Canadian dollars may adversely affect the value of the Company’s business and the value of its financial instruments.

(e)	Capital risk management

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern to provide returns and benefits to shareholders and to maintain an optimal capital structure to reduce the cost of capital and to meet minimum liquidity requirements. To maintain or adjust the capital structure, the Company may adjust the amount of capital returned to shareholders, issue new shares or debt, repurchase shares or sell assets.

The capital of the Company consists of shareholders’ equity. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. To manage the Company’s capital requirements, the Company has in place a planning and forecasting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company’s officers are responsible for managing the Company’s capital and do so through meetings and review of financial information. The Board is responsible for overseeing this process. As at December 31, 2021 and 2020, the Company is not subject to externally imposed capital requirements. There were no changes to management of capital from the prior year.

F-27

(f)	Regulatory risk

The Company operates in a stable industry that is maturing as it adapts to government regulations within Alberta, Canada. Any evolution, adoption, or change of rules and regulations could have significant impact on the Company’s operations. Regulatory risks include but are not limited to health and safety, environmental, hazardous material handling and disposal.

NOTE 25 – CONTINGENCIES

The Company in not involved in litigation matters that arise out of the ordinary course and conduct of its business. The likelihood of contingent liabilities resulting from these matters is not determinable and related potential losses cannot be reasonably estimated. No accrual of loss has been made to the consolidated financial statements.

NOTE 26 – SUBSEQUENT EVENTS

(a)	Government grants

AI - On January 11, 2022, the Company received its second milestone payment of $350,000 and its third milestone payment of $750,000 on March 8, 2022.

SDTC - On March 14, 2022, the Company received its third milestone payment of $1,153,930.

(b)	Financing transactions

On January 14, 2022, the Company closed an additional USD$1.5 million in Notes (Note 13) under the same terms as its initial USD financing in 2021.

On May 27, 2022, the Company retired the related party promissory note payable of $480,000 by rolling it into the convertible debenture on the same terms as the USD Notes (see Note 13).

On September 09, 2022, the Company closed an additional USD$475,000 in Notes (Note 13) under the same terms as its initial USD financing in 2021.

On October 12, 2022, the Company received an investment of USD$100,000 in Security Purchase (Note 13) under the same terms as its initial USD financing in 2021.

(c)	Operating transactions

On May 18, 2022, the Company entered into a long-term lease of Suite 2320, 140 – 4th Avenue S.W., Calgary, Alberta, Canada. At the time of the initial recognition, the Company recorded a right of use asset and corresponding lease liability of $480,573.

On April 19, 2022, the Company entered into a contract for management services to be rendered in 2022 for $120,000 per annum with a company owned by a member of AdvEn’s Board for a term of one year.

On June 16, 2022, the Company paid $50,000 of interest related to the related party financial guarantee disclosed in Note 23e.

On May 30, 2022, the Company divested itself of the underlying patent and related technology licensed to the Spinout Companies to Tangold Inc. The Company received consideration of 1,150,500 class A common voting shares in Tangold Inc.

F-28

           Common Shares

ADVEN INC.

PRELIMINARY PROSPECTUS

, 2023

The Sole Book Running Manager

SPARTAN CAPITAL SECURITIES, LLC

Until and including       , 2023 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the Common Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Alberta, Canada law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Alberta courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The Company’s Bylaws provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in Alberta or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.1 to this registration statement, we agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our Common Shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Sale or Issuance	Number and type of Security	Consideration	Underwriting Discount and Commission
n/a
n/a
n/a
n/a

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibits listed on the attached Exhibit Index are filed as a part of this registration statement.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-1

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)              For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)            For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
2.1*	Share Exchange Agreement between AdvEn Industries Inc. and Nano Innovations Inc. dated September 28, 2021
3.1*	Certificate of Incorporation of Nano Innovations Inc. dated November 9, 2017
3.2*	Articles of Nano Innovations Inc. dated November 9, 2017
3.3*	Notice of Articles of Amendment dated April 22, 2021
3.4*	Bylaws
4.1*	Specimen Certificate evidencing Common Shares
4.4*	Form of Representative’s Warrant (included in Exhibit 1.1)
5.1*	Opinion of Carmel, Milazzo & Feil LLP
5.2*	Opinion of McMillan LLP with respect to certain matters of Canadian Law
10.1+*	Form of Indemnification Agreement
10.2*	Technology Acquisition Agreement between AdvEn Industries Inc. and Tangold Inc. dated February 5, 2021
10.3*	Technology Acquisition Agreement between Adven Industries Inc. and Adven Bitmen Inc. dated February 5, 2021
10.4*	Lease Agreement between Monarch Equities Inc. and AdvEn Industries Inc. dated on June 1, 2021
10.5*	Project funding agreement with SDTC dated March 25, 2021
10.6*	Investment Agreement with Alberta Innovates dated April 1, 2021
10.7*	Assignable share repurchase agreement dated November 29, 2021
10.8*	Licensing Agreement dated May 30, 2022
10.9*	Management Service Agreement, between AdvEn Industries Inc. and Bitcan Geosciences & Engineering Inc. dated March 21, 2020
10.10+*	Employment Agreement by and between AdvEn Inc. and Ronald Michael Steele, dated April 19, 2021
21.1*	Subsidiaries of the Registrant
23.1*	Consent of RBSM LLP, Registered Independent Auditor
23.2*	Consent of Carmel, Milazzo & Feil LLP (included in Exhibit 5.1 above)
23.3*	Consent of McMillan LLP (included in Exhibit 5.2 above)
24.1*	Power of Attorney (included on the signature page hereto)
99.1*	Code of Ethics and Business Conduct
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, the Province of Alberta, Canada on        , 2023.

ADVEN INC.

By:
Name: Dr. Yanguang Yuan
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Yanguang Yuan his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective amendments thereto) effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that each said attorney-in-fact and agent or any of them or their or his or her substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, and Director	, 2023
Dr. Yanguang Yuan	(Principal Executive Officer)

	Chief Financial Officer	, 2023
Ronald Michael Steele	(Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Board	, 2023
Dr. Grzegorz Ombach

	Director	, 2023
John Meekison

	Director	, 2023
Philip Chong

II-3

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ADVEN INC. has signed this registration statement or amendment thereto in City of New York on          , 2023.

Authorized U.S. Representative

By:
Name:
Title:

II-4